

NORILSK NICKEL

MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY



07021868

PROCESSED

MAR 2 0 2007

THOMSON
FINANCIAL

SUPPL

22, Voznesensky Per., Moscow 125993. Phone: (495) 787 76 67. Fax: (495) 785 58 08. E-mail: gmk@nornik.ru

March 12, 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549-0302

RECEIVED
MAR 14 2007
WASH. D.C. 199

MMC

Re: **OJSC Mining and Metallurgical Company Norilsk Nickel (SEC File No. 82-5167)**
        Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of OJSC Mining and Metallurgical Company Norilsk Nickel (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the documents listed below, which constitutes information that the Company has recently made public pursuant to the laws of the Russian Federation:

1. Press release dated March 9, 2007: MMC Norilsk Nickel jointly with the State Research, Design and Engineering Institute of Mining and Non-Ferrous Metallurgy (Federal State Unitary Enterprise) to conduct comprehensive reassessment of the Udokan mineral deposit in the north of the Chita region

2. Quarterly Report of regular securities issuer of "Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel", Quarter IV, 2006 dated February 14, 2007

The above-listed documents are available on the Company's website (www.nornik.ru) in both Russian and English.

If you should have any questions or comments, please call the undersigned at +7 495 755 67 33 or +7 495 786 83 20.

Very truly yours,

Dmitry Usanov
Head of Investor Relations
MMC Norilsk Nickel



09.03.2007

MMC Norilsk Nickel jointly with the State Research, Design and Engineering Institute of Mining and Non-Ferrous Metallurgy (Federal State Unitary Enterprise) to conduct comprehensive reassessment of the Udokan mineral deposit in the north of the Chita region

The Russian Federal Agency of Subsoil Resources has completed evaluation of the results of the public tender for reassessment of the Udokan copper deposit. FSUE Giprotsvetmet, the leading designer of base metal plants, won the tender. MMC Norilsk Nickel, the largest producer of base and precious metals, will take part in this reassessment. The primary objective is to prepare a new feasibility study for Udokan copper deposit.

The State Reserve Commission of the USSR approved the results of the baseline feasibility assessment, the amount and quality of known resources and the decision on feasibility of commercial mining of the deposit in 1981. In the following years a number of technical assessments and cost analyses were performed. However, market changes, primarily metal prices, and ore processing technologies have brought forward the need to reassess the world's major copper deposit. Such assessment is complicated by copper occurrence in two ore types (oxide and sulfide), which calls for the development of at least two different ore processing technologies. Since only one processing technology is required it will be developed by technology experts from research institutions while Norilsk Nickel experts will collect representative samples, analyze their chemical composition and finally accumulate hundreds of tons of ore from underground workings. The Company has all necessary data for ore sampling: electronic model of the deposit and plans of existing underground workings and the unique experience in rehabilitation of underground workings and ore sampling in the Far North and Trans-Baikal territories.

Complex local ores include three types of mineralisation: sulfide (oxidized copper content up to 30%), mixed (oxidized copper from 30% to 70%) and oxide ((oxidized copper over 70%). Mineable ore reserves breakdown: sulfides 43%, mixed 40%, oxides 17%. Balance reserves include 1,310.8 Mt of ore, 19.7 Mt of copper (average grade 1.51%) and 11,900 t of silver (average grade 9.6 g/t).

Joint efforts of leading design, research and development institutes specializing in non-ferrous metallurgy and the country's largest metal producer will boost both Udokan project development and the adoption of new mechanisms of cooperation between researchers and producers, state research centers and private companies.

QUARTERLY REPORT

Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"

Issuer Code No.: 40155-F

IV Quarter 2006

Issuer location: Russian Federation, Taimyr (Dolgano-Nenets) Autonomous District, Dudinka

Information contained in this Quarterly Report is subject to disclosure under Securities law of the Russian Federation

Director General, OJSC MMC Norilsk Nickel	_____	M.D. Prokhorov
Date _____, 2007	(signature)	
Chief Accountant, OJSC MMC Norilsk Nickel	_____	L.V. Lisitsyna
Date _____, 2007	(signature)	
		Seal

Contact person: *Raichenko Marina Alexeevna*
Head of Equity Capital Sector
Tel.: *(495) 797 82 44* Fax: *(495) 785 58 08*
E-mail: *gmk@nornik.ru*
Information contained in this Quarterly Report may be found at the corporate Web-site:
http://www.nornik.ru/en/investor/information-disclosure/reports/

Introduction

a)   Issuer's full corporate name:
Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"

Abbreviated name:
OJSC "MMC "NORILSK NICKEL"

b)   Location: *Russian Federation, Taimyr (Dolgano-Nenets) Autonomous District, Dudinka*

c)   Tel: *(3919) 42 80 01, (495) 787 76 67*
        Fax: *(3919) 42 89 45, (495) 785 58 08*

E-mail: *gmk@nornik.ru*

d)   Internet site where full text of the Issuer's Quarterly Report may be found:
http://www.nornik.ru/en/investor/information-disclosure/reports/

e)   Basic information on the Issuer's outstanding securities:
type, category: *ordinary registered share*
number of shares placed: *190 627 747*
share par value : *1 Ruble*

"This Quarterly Report presents estimates and projections of the Issuer's management relating to future events and/or actions, development prospects for the industry in which the Issuer is engaged, the Issuer's operating results and plans, and probability of certain events and actions. Investors shall not fully rely on the Issuer management estimates and projections as actual future results of the Issuer operations may for many reasons differ from those predicted. Investments in the Issuer's securities are subject to risks described in this Quarterly Report".

1. Brief information about Members of the Issuer management bodies, details of Bank Accounts, Auditor, Appraiser, Financial Advisers, and Other Signatories of this Quarterly Report

1.1. Members of the Issuer management bodies

Members of the Board of Directors:

Full name	Year of birth
Bugrov Andrey Yevgenyevich	*1952*
Guy de Selliers	*1952*
Dolgikh Vladimir Ivanovich	*1924*
Klishas Andrey Alexandrovich	*1972*
Ralph Tavakolian Morgan	*1968*
Prokhorov Mikhail Dmitryevich	*1965*
Salnikova Ekaterina Mikhailovna	*1957*
Ugolnikov Kirill Lvovich	*1961*
Heinz S. Schimmelbusch	*1944*

Single-person executive and members of the Issuer's collegial executive body:

Full name	Year of birth
Komarov Igor Anatolyevich	*1964*
Kotlyar Yuri Alexeevich	*1938*
Ralph Tavakolian Morgan	*1968*
Morozov Denis Stanislavovich	*1973*
Prokhorov Mikhail Dmitryevich	*1965*
Rozenberg Jokves Iosifovich	*1943*
Sprogis Viktor Yevgenyevich	*1961*
Tomenko Victor Petrovich	*1971*
Finsky Maksim Valeryevich	*1966*

Prokhorov Mikhail Dmitryevich — General Director

1.2. Details of the Issuer's bank accounts

Full and abbreviated names of the Bank: *ING Bank (Eurasia) Closed Joint Stock Company, ING Bank (Eurasia) ZAO*
Location: *127473, Moscow, Krasnoproletarskaya Street 36;*
INN 7712014310;
BIK 044525222;
correspondent account 30101810500000000222 with OPERU, Moscow GTU, Bank of Russia

Account type and number:
settlement account RUB 40702810900001001515;
current USD account 40702840200001001515;
current EUR account 40702978800001001515.

Full and abbreviated names of the Bank: *Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company), JSCB ROSBANK (OJSC);*
Location: *107078, Moscow, M. Poryvaevoy Street 11;*
INN 7730060164;
BIK 044525256;
correspondent account 30101810000000000256 with OPERU, Moscow Head Office, Central Bank of the Russian Federation;

Account type and number:
settlement account RUB 40702810500000014636;
current USD account 40702840800000014636;
current EUR account 40702978400000014636.

Full and abbreviated names of the Bank: *Joint-Stock Bank for Gas Industry Gazprombank (Closed Joint-Stock Company), JSB Gazprombank (CJSC);*
Location: *117420, Moscow, Nametkin Street 16, Building 1;*
INN 7744001497;
BIK 044525823;
correspondent account 30101810200000000823 with OPERU, Moscow GTU, Bank of Russia

Account type and number:
settlement account RUB 40702810600000000935.

Full and abbreviated names of the Bank: *Tverskoye Branch No. 7982, Savings Bank of the Russian Federation; Tverskoye Branch No. 7982, Savings Bank of the Russian Federation*
Location: *117997, Moscow, Vavilov Street 19;*
INN 7707083893;
BIK 044525225;
correspondent account 30101810400000000225 with OPERU, Moscow GTU, Bank of Russia

Account type and number:
settlement account RUB 40702810038040105497;
current USD account 40702840338040105497.

Full and abbreviated names of the Bank: *Deutsche Bank Limited Liability Company, OOO Deutsche Bank*
Location: *129090, Moscow, Shepkin Street 4;*
INN 7702216772;
BIK 044525101;
correspondent account 30101810100000000101 with OPERU, Moscow GTU, Bank of Russia

Account type and number:
current USD account 40702840800000000265.

1.3.   Details of the Issuer auditor(s)

Full and abbreviated names:
"Rosexpertiza" Limited Liability Company
OOO "Rosexpertiza"

Location (actual address): *127055, Moscow, Tikhvinski Lane 7, Bldg. 3*

Telephone and fax numbers: *tel. (495) 721 38 83; fax (495) 972 65 00*

E-mail address: *rosexp@online.ru*

License number, date of issue, validity period and name of the body which has issued the auditor's license: *Auditor License No. E 000977 of June 25, 2002 issued by the Ministry of Finance of the Russian Federation for a term of 5 years*

Fiscal years for which the Issuer's accounts and financial statements were audited by the independent auditor: *OOO "Rosexpertiza" audited the accounting statements of OJSC MMC Norilsk Nickel for the years 1997-2005.*

Factors which may affect the Auditor's independence from the Issuer (including information on any significant mutual interests existing between the Issuer/the Issuer's officers the Auditor/the Auditor's officers, and steps taken by the Issuer and the Auditor to mitigate such factors:

OJSC MMC Norilsk Nickel is not aware of any factors which may affect the Auditor's independence.
At the date hereof, OOO "Rosexpertiza" (and its officers) have no interest in the Issuer's authorized capital, nor any facts have been revealed of borrowing by the Auditor (Auditor's officers) from OJSC MMC Norilsk Nickel, or their joint involvement in the production promotion or any other combined actions, or family

relations between the Auditor's and the Issuer's officers, or any other facts which might affect the Auditor's independence from the Issuer.
No officer of OJSC MMC Norilsk Nickel holds any position at OOO "Rosexpertiza".
As for maintaining its independence, OOO "Rosexpertiza" acts under provisions of Article 12 of Federal Law No. 119-ФЗ "On Public Accounting" of August 7, 2001 and Article 5 of the Code of Auditor Professional Ethics" approved by the Russian Audit Chamber on December 4, 1996.

Procedure of the Auditor appointment:
The Board of Directors of OJSC MMC Norilsk Nickel considers auditors' bids and nominates the auditor to be further approved by the Annual General Shareholders Meeting.
Pursuant to applicable law and paragraph 5.19.9 of the Charter of OJSC MMC Norilsk Nickel, the auditor thus nominated is to be approved by the Annual General Shareholders Meeting.

Audits performed by the Auditor under special assignments.
OOO "Rosexpertiza" did not perform audits under special auditor assignments.

The auditor remuneration and information on deferred and past due payments for the auditor services.
OOO "Rosexpertiza" files with the Board of Directors a commercial proposal describing the audit procedure in all material aspects, together with an estimate of labour required for auditing the account of OJSC MMC Norilsk Nickel, an estimate of travel expenses, and a draft auditor contract. When necessary, OOO "Rosexpertiza" is requested to provide additional estimates and explanations. Based on this information, the Board of Directors of OJSC MMC Norilsk Nickel approves the amount of remuneration to be paid to OOO "Rosexpertiza".
There are no deferred and past due payments for services provided by OOO "Rosexpertiza".

Accounts of OJSC MMC Norilsk Nickel are subject to compulsory audit under Federal Law No. 119-ФЗ "On Auditing Activities" of August 7, 2001.

1.4.   Details of the Issuer's Appraiser

To determine the price of ordinary shares of the fifth issue (the issue was registered on 23.05.2001), OJSC MMC Norilsk Nickel invited an independent appraiser:
full and abbreviated business names: *"Rosexpertiza" Limited Liability Company; OOO "Rosexpertiza"*
Location: *Russian Federation, Moscow*
Telephone and fax numbers: *tel. (495) 721 38 83; fax (495) 972 65 00*
E-mail address: *rosexp@online.ru*
Number, date of issue, validity period and issuer of the Appraiser's license: *Appraiser License No. 000090 of July 26, 2000 issued by Moscow Licensing Chamber for a term of 3 years*

Information on services provided by the Appraiser: *valuation of ordinary registered non-documentary shares of "Norilsk Mining Company" Open Joint Stock Company (former name of OJSC MMC Norilsk Nickel) to be additionally placed through private offering.*

No revaluation of fixed assets of OJSC MMC Norilsk Nickel was performed, nor any appraisers were invited to revaluate these fixed assets.

1.5.   Details of the Issuer's advisers

No financial advisers were engaged in the process of securities issuance.

1.6.   Details of other signatories of this Quarterly Report

No other signatories.

II. Key Information on the Issuer's Financial and Business Standing

2.1 Financial and Business Results

Disclosure of this information is not required for the period under reporting.

2.2. Market Capitalization

Market Capitalization According to the RTS Stock Exchange data.

Securities	Period	Price per share, USD	Closing number of outstanding shares	Market capitalization, USD
Ordinary shares of OJSC MMC Norilsk Nickel	*2001*	*16.55706*	*252,667,409*	*4,183,429,451*
Ordinary shares of OJSC MMC Norilsk Nickel	*2002*	*19.96424*	*213,905,884*	*4,270,468,406*
Ordinary shares of OJSC MMC Norilsk Nickel	*2003*	*63.17500*	*213,905,884*	*13,513,504,222*
Ordinary shares of OJSC MMC Norilsk Nickel	*2004*	*55.70455*	*213,905,884*	*11,915,531,011*
Ordinary shares of OJSC MMC Norilsk Nickel	*2005*	*87.96715*	*213,905,884*	*18,816,690,984*

For the period of 2001 – 2005, the market capitalization was calculated in compliance with the Order of the Federal Service on Financial Markets (FSFM) of Russia dated March 16, 2005 No. 05-5/пз-н "On Approval of the Regulations Covering Information Disclosure by Securities Issuers".

Securities	Period	Price per share, RUB	Closing number of outstanding shares	Market capitalization, RUB
Ordinary shares of OJSC MMC Norilsk Nickel	*1st Quarter 2006*	*2,565.41694*	*190,627,747*	*489,039,651,387.83*
Ordinary shares of OJSC MMC Norilsk Nickel	*2nd Quarter 2006*	*3,300.30796*	*190,627,747*	*629,130,270,820.97*
Ordinary shares of OJSC MMC Norilsk Nickel	*3rd Quarter 2006*	*3,368.80111*	*190,627,747*	*642,186,965,690.40*
Ordinary shares of OJSC MMC Norilsk Nickel	*4th Quarter 2006*	*4,036.54312*	*190,627,747*	*769,477,120, 633.95*

Starting from 2006, the calculation of market capitalization is based on the requirements of Order of the Federal Service on Financial Markets (FSFM) of Russia dated March 16, 2005 No. 05-5/пз-н " On Approval of the Regulations Covering Information Disclosure by Securities Issuers ", as revised by FSFM Order dated November 1, 2005 No. 05-57/пз-н.

2.3. Liabilities of the Issuer

2.3.1. Accounts payable

Disclosure of this information is not required for the period under reporting.

2.3.2. The Issuer's credit history

Liabilities under loan and credit agreements where the Issuer acts (acted) as a borrower, and where the principal accounts(ed) for 5 or more per cent of the balance sheet value of the Issuer's assets at the date of the last completed reporting quarter preceding the date of the corresponding agreement, over the last 5 fiscal years:

9

Liability	Lender's name	Principal, USD	Loan term/repayment date	Arrears in principal and/or interest, days in arrears
Credit facility	*Citibank N.A., London*	*800,000,000*	*September 30, 2004*	*The loan was repaid according to the schedule.*
Loan agreement	*NORILSK NICKEL FINANCE LUXEMBOURG S.A*	*498,300,000*	*September 28, 2009*	*The loan is being repaid according to the schedule.*

No commitments under loan or credit agreements where the Issuer acts (acted) as borrower, and where the principal accounts (accounted) for 5 or more per cent of the balance sheet value of the Issuer's assets were made within the reporting quarter.

2.3.3.   Liabilities of the Issuer under guaranties given to third parties

At December 31, 2006, total liabilities of the Issuer under guaranties given, and the total amount of third party liabilities secured by the Issuer (by collateral or surety) was RUB 33,877.12 mln.

No such liabilities representing more than 5% of the balance sheet value of the Issuer's assets were undertaken within the reporting period.

2.3.4.   Other liabilities of the Issuer

The Issuer has no other liabilities.

2.4.   Purpose of Security Issuance and Application of Security Placement Proceeds

Fifth- issue securities.
These securities were issued as part of Norilsk Nickel corporate restructuring. MMC Norilsk Nickel became a new centre of capitalization (instead of RAO Norilsk Nickel) through the issuanse of additional MMC Norilsk Nickel shares that were placed among RAO Norilsk Nickel shareholders under private offering and paid by the shares of RAO Norilsk Nickel.
No cash was involved in paying for the ordinary shares of this issue. The assets (i.e. ordinary and preferred shares of RAO Norilsk Nickel) were recorded on the balance sheet of OJSC MMC Norilsk Nickel.

2.5.   Risks associated with investments in equity securities

Described below are risk factors that may affect the performance of MMC Norilsk Nickel. These risks may materially affect the Company's operations, sales, profits, assets, liquidity and capital resources, and they should be taken into account when reviewing all estimates and forecasts presented herein. Furthermore, certain risks presently deemed insignificant may become material with time.

2.5.1.   Industry risks

OJSC MMC Norilsk Nickel is the world-leading producer of palladium and nickel, and one of the world's major producers of platinum and copper.

The prices for metals produced by OJSC MMC Norilsk Nickel and the world's demand are highly dependent on the global economy growth. The Company's financial standing is directly affected by the prices of such metals.

The Company is also subject to the risk of metal price fluctuations as most of metal sales revenues are received under long-term contracts for actual delivery of fixed metal tonnages at prices tied to the delivery period.

Risks of possible changes in prices for raw materials that the Company purchases are immaterial as the Company uses its own sources of raw materials, and the proportion of purchased raw materials is insignificant. Moreover, the Company has entered into a number of long-term contracts for raw material supply.

The Company has a number of contractors engaged in such services as processing of non-ferrous and precious metal concentrates into final metals, production of advanced metal products, transportation and insurance of concentrates and final metals. Risks associated with changing costs of such services are also very low due to the following:

— *services are performed under long-term contracts with fix prices ensuring the required profitability;*
— *there is an option to engage alternative contractors.*

2.5.2. Country risks and regional risks

Business performance of all companies, including OJSC MMC Norilsk Nickel, is subject to a number of political and economic risks. Among the typical features of today's Russian economy are foreign currency control, low liquidity on capital markets and ongoing inflation.

Sustainability and further development of the Russian economy are strongly dependent on the efficiency of the economic policy being implemented by the Government.

Business operations of OJSC MMC Norilsk Nickel might be affected by severe climat conditions of the Far North or by any Force Majeure circumstances. Delivery of materials and products might be suspended because of bad weather. Major power supply failures, accidents at mines, concentrating mills and metal plants may entail negative effects on the Company's performance.

In matters that the Company may control, significant efforts are made to limit any possible effects of such adverse events. This means establishing long-term relations with local authorities to boost efficient and integrated economic development of the regions of the Russian Federation; promotion of mutually beneficial social partnership with due respect to the opinions of the Company employees; accumulation and maintenance of sufficient material and technical resources in hard-to-reach areas; minimization of damages caused by ice drifts and snowmelt floods.

2.5.3. Financial risks

The major part of the Company's metal sales is denominated in US Dollars whereas most of its expenses are paid in Russian Rubles. Therefore, the strengthening of Ruble may produce adverse effect on the Company's financial results. This risk is partially reduced for the Company on account of negative correlation between metal prices and Ruble exchange rate.

The risk of interest rate fluctuation, which may adversely affect the Company's financial results, is currently insignificant to the Company due to a low level of the Company's indebtedness and a high level of fixed rate debts.

Credit risk is the risk of financial loss due to a debtor's non-payment of a loan. OJSC MMC Norilsk Nickel minimizes such credit risk by dispersing it among a larger number of counterparties and by setting credit limits that are based on the analysis of counterparties' financial standing.

Price risk is a risk of possible loss due to revaluation of open positions on metal markets. Fluctuation of prices for the Company's metal products may adversely affect the sales revenues.

Liquidity risk means a possibility of the Company's failure to pay its liabilities at their maturity. To mitigate this risk, OJSC MMC Norilsk Nickel forms a reserve of liquid assets sufficient for compensating any possible variations in sales revenues depending on price, currency and interest rate risks.

2.5.4. Legal risks

The major part of the Company's sales is denominated in US Dollars. Therefore, any changes in foreign currency exchange regulations may affect the Issuer's financial results.

There is nothing in the current Russian tax law that could pose any risk to investing in the Company's outstanding securities.

No risks resulting from the change of licensing requirements to the Issuer's core operations or licensing the right to exploit limited resources (including natural resources) can presently be identified.

No risks have been identified so far that could be a result of changes in judicial practice in matters relating to the Issuer's operations (including licensing matters), and which might adversely affect the Company's business results or the outcome of pending proceedings in which the Issuer is involved.

2.5.5. Operational risks

No risks have been identified so far in relation with litigations where the Issuer is a party.

Nor are there any current risks of non-extension of licenses for any of the Issuer's operations or exploitation of limited resources (including natural resources).

Total liability of the Issuer under third party commitments including those of subsidiaries cannot significantly affect the Issuer operations.

The Company has no customers accounting for at least 10 per cent of total sales revenue. The Company is not economically dependent on a limited number of customers since all products manufactured by OJSC MMC Norilsk Nickel may be sold on commodity markets.

III. Detailed Information on the Issuer

3.1. Historical background

3.1.1. Full corporate name

Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"

Abbreviated name:
OJSC "MMC "NORILSK NICKEL"

Trademark (service mark) certificate No. 256620 registered with the State Register of Trademarks and Service Marks of the Russian Federation on October 6, 2003. Valid to August 8, 2012.

Trademark (service mark) certificate No. 256621 registered with the State Register of Trademarks and Service Marks of the Russian Federation on October 6, 2003. Valid to August 8, 2012.

Current name adopted: *by resolution of the Extraordinary General Shareholders Meeting of "Norilsk Mining Company" Open Joint Stock Company of February 21, 2001*

Information on changes in the Issuer's name and form of incorporation:
Open Joint Stock Company "Norilsk Mining Company"
OJSC "NMC" or OJSC "Norilsk Mining Company"
Adopted on: *June 27, 1997*

3.1.2. Information on the Issuer's State Registration

Number of the State Registration Certificate issued at the time of joint-stock company foundation — 07
Registration Date — **July 4, 1997**
Name of State Registration body: *Administration of Taimyr Autonomous District*

Primary registration number of the legal entity: *1028400000298*
Date of registration: *September 2, 2002*
Name of registering body: *Inter-Regional Inspection No. 2 of the Ministry of Taxes and Charges of the Russian Federation in Taimyr (Dolgan-Nenets) Autonomous District*

3.1.3. Background information

"Norilsk Mining Company" Open Joint Stock Company was founded in 1997 through the reorganization of A.P. Zavenyagin Norilsk Mining and Metallurgical Combine, Open Joint Stock Company, a member of OJSC "RAO "Norilsk Nickel".

In 2001 by resolution of the general shareholders meeting the Company's name was changed to Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel" (OJSC MMC Norilsk Nickel).

In 2000 the Norilsk Nickel Group launched a restructuring program aimed at the efficiency improvement and growth of its attractiveness to investors. Key objectives of this program include the following:
— *provide investors with direct access to the capital of the company, which is the owner of produced commodities and the main profit centre of the Group;*
— *make the Group's corporate structure much more transparent for shareholders;*
— *enhance the economics of operations to increse dividend income ;*
— *integrate foreign distribution channels into the corporate structure;*
— *improve the efficieny of corporate management system.*

Since 2003 the Group has acquired a number of gold assets, and this resulted in the creation of the largest Russian gold mining company, one of the top 15 gold producers of the world. To maximize the shareholder value, in 2005 the Group decided to spin off its gold mining assets. As part of MMC Norilsk Nickel's reorganization through the spin-off of the gold mining assets, a new company was incorporated on 17 March 2006: Open Joint Stock Company Polyus Gold. Polyus Gold shares were distributed among the shareholders of record of MMC Norilsk Nickel at 1:1 ratio to their interests in the MMC Norilsk Nickel as at 1 January

13

2006. In this spin-off process, Polyus Gold received 100% of the shares in Close Joint Stock Company Polus ("ZAO Polus"), which consolidated all the gold mining assets of the Group, and a cash consideration of RUB 10 billion.

Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel with its subsidiaries is the leading producer of nickel and palladium, one of the largest producers of platinum and one of the top ten producers of copper in the world. The Group also produces a variety of by-product metals such as cobalt, rhodium, silver, gold, tellurium, selenium, iridium and ruthenium.

The Norilsk Nickel Group is involved in prospecting, exploration, extraction, benefication and metallurgical processing of minerals with further production, marketing and sale of base and precious metals.

The main structural divisions of the Group are the Polar Branch and OJSC Kola Mining and Metallurgical Company (Kola MMC). The Polar Branch is located above the Polar Circle, in the 69th latitude. This territory is connected with the other regions of the Russian Federation via the Yenisei river and the Northern Sea Route, as well as by air. MMC Kola is located in the Kola Peninsula and is the largest industrial complex in the Murmansk Area.

Mission

MMC Norilsk Nickel aims to strengthen its leadership in the global mining and metals industry and the role of a responsible producer and supplier of base and precious metals through:

• effective use of unique mineral resources and sound management of operating costs;
• further exploration and development of world-class mineral deposits, thus ensuring future growth;
• support of sustainable development in the regions where the Group's operations are located.

Strategic goals

Effective use of unique mineral resources and management of operating costs:

• effective use of the mineral resource base and optimization of capacity utilization at the Group's mining and processingplants;
• modernization of production facilities in ore beneficiation and metallurgy in order to ensure the most effective processing of mined ore and better metal recovery;
• sustainable cost-effective production based on continuous refining of knowledge and skills required for industry operation and development of innovative technical solutions;
• higher level of independence in terms of stable supply of low-cost services and resources, including energy supply, transportation and logistics;
• further improvements in corporate governance through restructuring of assets and optimization of management processes.

Growth in exploration and development of worldclass mineral deposits:

• active participation in prospecting, geological investigation and exploration of new promising world-class mineral deposits both in Russia and abroad;
• creation of strategic alliances, leveraging best practices in exploration, mining and production of base and precious metals;
• search for growth opportunities for the existing business through strategic acquisitions and establishing partnerships in prospective sectors of the mining industry.

Support of stable development in the regions in which the Group operates:

• personnel development, creating a proper environment for growth of highly skilled professionals, ensuring safe labor environment, competitive staff remuneration and social benefits in accordance with the scope and quality of their work;
• compliance with both Russian and international environmental standards, implementation of new technologies allowing to comply with the limitations imposed on pollutant emissions, implementation of socially advantageous environmental protection projects on a regional, national and international level;

14

• *implementation of projects in social and economic development of communities in cooperation with the regional and municipal authorities.*

3.1.4. Contact information

Issuer location: ***Russian Federation, Taimyr (Dolgan-Nenets) Autonomous District, Dudinka***
E-mail: ***gmk@nornik.ru***

Internet site where information on the Issuer and issued securities is available: ***http://www.nornik.ru***

Special division for shareholder and investor service: ***Investor Relations Department***

Location: ***Moscow, Voznesensky Per., 22***

Telephone and fax numbers: ***tel. (495) 797 82 44; fax (495) 755 67 38***

E-mail: ***gmk@nornik.ru***

Internet site: ***http://www.nornik.ru***

3.1.5. Taxpayer identifier

INN: 8401005730

3.1.6. Branches and representative offices of the Issuer

Pursuant to the decision made by the Board of Directors (Protocol No.ГМК/26-np-cd of 19.10.2006 and Protocol No. ГМК/34-np-cd of 25.12.2006), amendments to the Charter of MMC Norilsk Nickel were filed with State Registration authorities. The amendements are related to the creation of Polar Tansport Btanch and liquidation of Kola Branch, MPO Zapoliarie and Ozero Beloye Health Resort. By the date of this report the amendments are still under registration.

No other changes were introduced within the reporting period.

3.2. Core Operations of the Issuer

3.2.1. Industry classification of the Issuer

OKVED codes:

27.45	*—*	*Other non-ferrous metal production*
27.44	*—*	*Copper production*
13.20	*—*	*Mining of non-ferrous metal ore except uranium and thorium ore*
10.10	*—*	*Coal mining, cleaning and sintering*
14.11	*—*	*Quarrying for construction rock*
14.12	*—*	*Limestone, gypsum rock and chalk stone quarrying*
14.21	*—*	*Open pit mining of gravel and sand*
14.50	*—*	*Mining operations not covered by other categories*
20.10	*—*	*Wood sawing and planing; wood impregnation*
20.30	*—*	*Manufacture of timber building structures including prefabricated structures and millwork*
20.40	*—*	*Fabrication of wood containers*
20.51	*—*	*Other woodwork*
22.13	*—*	*Publishing of magazines and periodicals*
24.13	*—*	*Manufacture of other non-organic chemical agents*
24.41	*—*	*Pharmaceutical production*
24.42	*—*	*Production of pharmaceutical products and materials*
24.61	*—*	*Explosive production*
26.14	*—*	*Fiberglass making*
26.26	*—*	*Refractory production*
26.30	*—*	*Ceramic tile and slab production*

26.51	—	Cement making
26.52	—	Lime making
26.61	—	Structural concrete products manufacture
26.62	—	Plaster products manufacture
26.63	—	Ready-mixed concrete making
26.64	—	Dry concrete mix making
26.66	—	Manufacture of other concrete, plaster and cement products
26.82	—	Manufacture of other non-metallic mineral commodities not covered by other categories
27.31	—	Production of cold-drawn rods and sections
27.32	—	Production of cold-rolled narrow and other strips
27.33	—	Production of formed steel sections
27.34	—	Steel wire making
27.35	—	Manufacture of iron powders, other metal products of rolled steel not covered by other categories
27.41	—	Precious metal production
27.54	—	Fabrication of other non-ferrous castings
28.11	—	Structural metal production
28.12	—	Structural hardware production
28.30.9	—	Providing services in installation, repair and maintenance of central heating steam boilers
28.51	—	Non-ferrous metal working and metal coating
28.52	—	Metal working involving primary machine building process technologies
28.74	—	Manufacture of fasteners, chains and springs
29.12	—	Manufacture of pumps, compressors and hydraulic systems
29.13	—	Manufacture of pipeline fittings
29.14	—	Fabrication of bearings, gear transmissions, mechanical transmission and drive components
29.21	—	Manufacture of furnaces and burners
29.22	—	Hoisting-and-conveying equipment manufacturing
31.20	—	Manufacture of electric control gear
33.20	—	Instrumentation manufacturing
33.30	—	Installation of process control equipment
37.10	—	Metal waste and scrap processing
37.20	—	Non-metal waste and scrap processing
40.10	—	Electric power generation, transmission and distribution
40.30	—	Steam and hot water (thermal power) generation, transmission and distribution
41.00	—	Water collection, treatment and distribution
45.11	—	Dismantling and demolition of buildings, excavation
45.12	—	Exploration drilling
45.21	—	Engineering works
45.22	—	Paving, construction of buildings and structures
45.23	—	Road, airfield and sports facilities construction
45.24	—	Harbor engineering
45.25	—	Other construction operations
45.31	—	Electrical installations
45.32	—	Insulating works
45.33	—	Plumbing works
45.34	—	Installation of other technical equipment
45.41	—	Plaster works
45.42	—	Woodwork and carpentry
45.43	—	Floor covering work and wall lining
45.44	—	Painting and glazing
45.45	—	Other finishing operations
50.20	—	Vehicle maintenance
51.12	—	Acting as fuel, ore, metal and chemicals wholesale dealers
51.47	—	Wholesale trade in other non-food consumer goods
51.52	—	Wholesale trade in metals and metallic ores
51.57	—	Wholesale trade in waste and scrap
55.11	—	Operation of hotels with restaurants
60.10	—	Operation of railway transport
60.21.1	—	Operation of scheduled passenger motor (bus) transport
60.24	—	Freight motor transportation

60.30	—	*Pipeline transportation*
61.10	—	*Overseas transport*
61.20	—	*Inland water transport*
63.11	—	*Cargo handling*
63.12	—	*Warehousing*
63.21	—	*Other supporting operations of land transport*
63.22	—	*Other supporting operations of water transport*
63.40	—	*Organization of cargo carriage*
64.11.1	—	*Public mail services*
64.20	—	*Telecommunications*
65.12	—	*Other financial intermediation*
70.20	—	*Demise*
71.10	—	*Car rental*
71.21	—	*Land transport and equipment lease*
72.40	—	*Creation and use of databases and information resources*
73.10	—	*Research and development in natural and engineering sciences*
74.13	—	*Market analysis and public opinion research*
74.14	—	*Business and management advisory services*
74.15.2	—	*Management of holding companies*
74.20	—	*Architectural engineering and design; survey operations and map-making; standardization*

and metrology; hydrometeorology and relating operations; technical problem solution not covered by other categories

74.30	—	*Engineering tests, research and certification*
85.11.2	—	*Operation of sanatorium-and-spa institutions*
85.14	—	*Other health protection activities*
90.00	—	*Waste water discharge, waste disposal and other similar operations*
93.04	—	*Operation of fitness facilities*

3.2.2   Core business operations of the Issuer

In the reporting period the disclosure of this information is not required.

3.2.3   Key products (works, services)

In the reporting period the disclosure of this information is not required.

3.2.4.   Materials (supplies) and suppliers

The Company's sources of raw materials include sulfide copper-nickel ore deposits which are developed by the Polar Branch of OJSC MMC Norilsk Nickel. The share of purchased raw materials is insignificant. No raw materials are imported.

During the period under review the Company had no suppliers accounting for more than 10 per cent of total material supplies.

During the period under review 71.4% of materials and supplies was purchased on domestic market and 28.6% imported.

The forecasts regarding the availability of foreign raw material and supplies are favorable;however, in case of any negative changes in the market situation, it will be necessary to look for alternative sources offering the best delivery terms (including price and product quality).

Summary information on 2006 prices for main purchased materials will be published in the 1Q2007 Report.

3.2.5.   Markets for the Issuer's products (work, services)

<u>*Nickel market*</u>

Major nickel producing countries include Canada, Russia , Japan, Australia, New Caledonia, and Norway.

17

Major nickel consumers — China, Japan, USA, Germany.

Nickel prices continue to grow in 4Q 2006 due to record-level demand by stainless steel producers. Metal exchange stocks stabilized at historical low levels. LME average Ni price for the fourth quarter reached USD33,060 per ton (compared to USD29,178 per ton in 3Q 2006 (13.3% growth).

Key nickel markets — EU, Japan, USA, People's Republic of China, Taiwan, Korea.

Average annual prices over 5-year period

		2002	2003	2004	2005	2006	Source
Nickel	$/t	6,772	9,640	13,852	14,733	24,278	LME

Copper market

Major producers of refined copper — Chile, China, Japan, USA, Russia.

Major consumers — China, USA, Japan, Germany.

Copper prices became lower in 4Q 2006. Total exchange stocks increased by 73 thousand tons. Stable industrial demand was met by higher supply. Average LME copper price for the 4Q was USD7,087 per ton, compared to USD7,670 per ton in the 3Q of 2006 (decrease by 7.6%).

Key consumers of refined copper— Russia, EU, USA, China.

Average annual prices over 5-year period

		2002	2003	2004	2005	2006	Source
Copper	$/t	1,560	1,780	2,868	3,684	6,731	LME

PGM market

Major PGM producers — South Africa, Russia, USA, Canada. PGM market is basically influenced by South Africa and Russia.

Major consumers — USA, Japan, China, Western Europe.

Palladium price in the end of 4Q 2006 remained at the level of the third quarter end. Demand by traditional sectors of consumption remains stable. Average palladium price on LME in the fourth quarter 2006 was USD 321/oz, compared to USD 323/oz in the third quarter of 2006 (-0.75%).

The situation on the world's platinum market in 4Q 2006 was marked by significant investors' interest supported by favourable fundamnetals. Pt price was certainly affected by weakening of US dollar. Average platinum price on the London platinum and palladium market (LPPM) in 4Q 2006 amounted to USD 1,129/oz, compared to USD 1,215/oz in the third quarter of 2006 (-7.1%).

Key PGM markets — EU, USA, Japan, China.

Average annual prices over 5 year period

		2002	2003	2004	2005	2006	Source
Palladium	$/oz	337	201	230	201	320	LPPM
Platinum	$/oz	544	691	846	897	1,142	LPPM

The markets of OJSC MMC Norilsk Nickel may be adversely influenced by the world market changes (high volatility of exchange prices), implementation by competitors of major mining and metallurgical projects and development of new highly efficient technologies. To prevent possible adverse influence of market fluctuations, the Company performs proactive monitoring and review of the world markets and competitors' activities including the identification of the most advantageous markets, acquisition of new businesses and highly profitable deposits, expansion of long-term direct sales, entry in new consumption areas, cost reduction and manufacture of high value added products.

3.2.6. Licenses held by the Issuer

Licenses:

Number: *44 – EV – 000116 (M)*
Date of issue: *November 9, 2004*
Valid to: *November 9, 2009*
Issued by: *Norilsk Office of the Federal Service for Engineering Survey*
Licensed operations: *Operation of explosible production facilities (hazardous facilities producing ferrous and non-ferrous melts and metal-based alloys in furnaces with feed capacity at least 100 kg)*

Number: *EH – 70 – 000157 (M)*
Date of issue: *August 2, 2005*
Valid to: *August 2, 2010*
Issued by: *Technical and Environmental Inspection Branch of Rostechnadzor in the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Operation of hazardous chemical facilities (hazardous facilities producing, storing, transporting, destroying toxic substances capable of killing exposed living organisms and having properties described in paragraph 1, Schedule 1 to Federal Law No. 116-Ф3 "On Industrial Safety of Hazardous Production Facilities")*

Number: *44 – EV – 000035 (MS)*
Date of issue: *December 20, 2002*
Valid to: *December 20, 2007*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of explosible facilities (hazardous facilities employing fuel gas; producing non-ferrous melt at plants with a charge load of at least 100 kg (powder metal, metal concentrate and silver production)*

Number: *A 013276 No. 14264*
Date of issue: *March 9, 2000*
Valid to: *March 9, 2010*
Issued by: *Ministry of the Russian Federation for Communications and Information*
Licensed operations: *Providing local and intrazonal telephone communication services*

Number: *ASS-24-031147*
Date of issue: *July 15, 2004*
Valid to: *July 15, 2009*
Issued by: *Motor Traffic Supervision Department for the Krasnoyarsk Territory, Taimyr (Dolgano-Nenets) and Evenki Autonomous Districts*
Licensed operations: *Carriage of more than 8 passenger by specially equipped motor vehicles*

Number: *GSS-24-029617*
Date of issue: *April 21, 2003*
Valid to: *April 21, 2008*
Issued by: *Motor Traffic Supervision Department for the Krasnoyarsk Territory, Taimyr (Dolgano-Nenets) and Evenki Autonomous Districts*
Licensed operations: *Cargo carriage by motor vehicles carrying over 3.5 t including hazardous cargo*

Number: *DUD 00144 PD*
Date of issue: *July 31, 2001*
Valid to: *unlimited*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Operation of underground air ducts at nickel plant*

Number: *DUD 00157 VE*
Date of issue: *July 31, 2001*
Valid to: *January 1, 2025*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Subsurface water production at the Ambarinskoye Field*

Number: *DUD 00155 VE*
Date of issue: *July 31, 2001*
Valid to: *January 1, 2025*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Subsurface water extraction at the Talnakhskoye Subsurface Water Field*

Number: *DUD 00156 VE*
Date of issue: *July 31, 2001*
Valid to: *January 1, 2025*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Subsurface water extraction at the Yergalakhskoye Field*

Number: *DUD 00147 TE*
Date of issue: *July 31, 2001*
Valid to: *July 1, 2013*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Limestone and dolomite mining at the Kalargonskoye Field*

Number: *DUD 00148 TE*
Date of issue: *July 31, 2001*
Valid to: *December 31, 2013*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Development of the Kayerkanskoye Complex Nonmetallic Mineral Deposit*

Number: *DUD 00149 TE*
Date of issue: *July 31, 2001*
Valid to: *July 1, 2013*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Development of the Kalargonskoye Cement Limestone Deposit*

Number: *DUD 00159 TE*
Date of issue: *July 31, 2001*
Valid to: *January 1, 2019*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Anhydrite mining at the Gorozubovskoye Deposit*

Number: *DUD 00160 TE*
Date of issue: *July 31, 2001*
Valid to: *December 31, 2018*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Gypsum mining and mine waste utilization at the Tikhoozerskoye Deposit*

Number: *DUD 00153 TE*
Date of issue: *July 31, 2001*
Valid to: *January 1, 2020*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Sand recovery at the sand pit on Seredysh Island (the Yenisei)*

Number: *44 – PV - 000086 (V)*
Date of issue: *September 23, 2003*
Valid to: *September 23, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Application of industrial explosives (quarry blasting; frozen soil, swamp, ice breakage, underwater blasting; hot rock mass breakage; processing of materials (cutting, welding, reinforcement, etc.) by blast energy; blasting operations for demolitions of buildings and structures and breakage of foundations and caked ore)*

Number: *44-HV-000030 (VG)*
Date of issue: *November 13, 2002*

Valid to: *November 13, 2007*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Storage of industrial explosives (loading, unloading and incoming control of industrial explosives; packing and recording of industrial explosives; storage of industrial explosives)*

Number: *44 – PV – 000042 (VG)*
Date of issue: *February 19, 2003*
Valid to: *February 19, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Application of industrial explosives (gas- and dust-hazardous underground mine and surface blasting (metal and non-metal mining facilities)*

Number: *44-HV-00023*
Date of issue: *August 30, 2002*
Valid to: *August 30, 2007*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Storage of industrial explosives (loading, unloading and incoming control of industrial explosives; packing and recording of industrial explosives; storage of industrial explosives in underground substorages)*

Number: *44-PV-000061 (VG)*
Date of issue: *March 31, 2003*
Valid to: *March 31, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Application of industrial explosives (gas- and dust-hazardous underground mine and surface blasting (metal and non-metal mining facilities)*

Number: *44 – PV – 000044 (V)*
Date of issue: *February 26, 2003*
Valid to: *February 26, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Application of industrial explosives (frozen soil, swamp, ice breakage, underwater blasting)*

Number: *44-PV-000059 (VG)*
Date of issue: *March 31, 2003*
Valid to: *March 31, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Application of industrial explosives (gas- and dust-hazardous underground mine and surface blasting (metal and non-metal mining facilities)*

Number: *44-PV-000062(VG)*
Date of issue: *March 31, 2003*
Valid to: *March 31, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Application of industrial explosives (gas- and dust-hazardous underground mine and surface blasting (metal and non-metal mining facilities)*

Number: *44 – PV – 000048 (VG)*
Date of issue: *March 11, 2003*
Valid to: *March 11, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Application of industrial explosives (strip-mining)*

Number: *44 – PV – 000053 (VG)*
Date of issue: *March 24, 2003*
Valid to: *March 24, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Application of industrial explosives (gas- and dust-hazardous underground mine and surface blasting (metal and non-metal mining facilities)*

Number: *44 – HV – 000034 (VG)*
Date of issue: *December 15, 2002*
Valid to: *December 15, 2007*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Storage of industrial explosives (loading, unloading and incoming control of industrial explosives; packing and recording of industrial explosives; storage of industrial explosives)*

Number: *44 – EV – 000033 (GO)*
Date of issue: *November 29, 2002*
Valid to: **November 29, 2007**
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of explosible facilities (hazardous facilities developing gas- and dust-hazardous underground deposits prone to sudden rock, coal and gas outbursts and rock bumps)*

Number: *44 – PV – 000049 (VG)*
Date of issue: *March 18, 2003*
Valid to: *March 18, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Application of industrial explosives (gas- and dust-hazardous underground mine and surface blasting (metal and non-metal mining facilities)*

Number: *44–HV–000022*
Date of issue: *August 30, 2002*
Valid to: *August 30, 2007*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Storage of industrial explosives (loading, unloading and incoming control of industrial explosives; packing and recording of industrial explosives; storage of industrial explosives in underground substorages)*

Number: *44 – PV – 000045 (VG)*
Date of issue: *February 27, 2003*
Valid to: *February 27, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Application of industrial explosives (surface blasting)*

Number: *44–HV-000028 (VG)*
Date of issue: *November 1, 2002*
Valid to: *November 1, 2007*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Storage of industrial explosives (loading, unloading and incoming control of industrial explosives; packing and recording of industrial explosives; storage of industrial explosives)*

Number: *44-PV-000060 (VG)*
Date of issue: *March 31, 2003*
Valid to: *March 31, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Application of industrial explosives (gas- and dust-hazardous underground mine and surface blasting (metal and non-metal mining facilities)*

Number: *44–HV–000024*
Date of issue: *August 30, 2002*
Valid to: *August 30, 2007*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Storage of industrial explosives (loading, unloading and incoming control of industrial explosives; packing and recording of industrial explosives; storage of industrial explosives in underground substorages)*

Number: *44 – EV – 000029 (GO)*
Date of issue: *November 1, 2002*

Valid to: **November 1, 2007**
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of explosible facilities (hazardous facilities developing gas- and dust-hazardous underground deposits prone to sudden rock, coal and gas outbursts and rock bumps)*

Number: *PV - 70 - 000179 (VG)*
Date of issue: *March 14, 2006*
Valid to: *March 14, 2011*
Issued by: *Technical and Environmental Inspection Branch of Rostechnadzor in the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Application of industrial explosives (gas- and dust-hazardous underground and surface (mine blasting)*

Number: *44 – EV – 000072 (K)*
Date of issue: *May 12, 2003*
Valid to: *May 12, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of explosible facilities (hazardous facilities employing equipment at excess pressure over 0.07 MPa or water heating temperature over 115° C)*

Number: *44-EV-000027 (G)*
Date of issue: *October 22, 2002*
Valid to: *October 22, 2007*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of explosible facilities (hazardous facilities developing gas- and dust-hazardous underground deposits prone to sudden rock, coal and gas outbursts and rock bumps)*

Number: *00-PM-001379 (O)*
Date of issue: *July 2, 2003*
Valid to: *July 2, 2008*
Issued by: *Gosgortechnadzor of the Russian Federation, Moscow*
Licensed operations: *Tunnel survey (spatial measurements of mines and underground structures, determination of their parameters, location and compliance with project specifications; monitoring of mine takes and their boundaries validation; mining graphic documentation keeping; recording and justification of the volume of mining operations; identification of dangerous areas and measures for the protection of mines, building, structured and nature from impact of natural resources development)*

Number: *44 – PV – 000105 (V)*
Date of issue: *June 28, 2004*
Valid to: *June 28, 2009*
Issued by: *Federal Technical Supervision Service*
Licensed operations: *Application of industrial explosives (hot rock mass breakage)*

Number: *EV-70-000181 (M)*
Date of issue: *April 11, 2006*
Valid to: *April 11, 2011*
Issued by: *Federal Technical Supervision Service Department for Technology and Environment Supervision in Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Operation of explosible facilities (hazardous facilities producing ferrous and non-ferrous melt and relating alloys (at plants with a charge load of at least 100 kg)*

Number: *EV –70 – 000158 (M)*
Date of issue: *August 2, 2005*
Valid to: *August 2, 2010*
Issued by: *Technical and Environmental Inspection Branch of Rostechnadzor in the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Operation of explosible production facilities (hazardous production facilities manufacturing ferrous and non-ferrous melt and relating alloys at plants with a charge load of at least 100 kg)*

23

Number: *44-DG-000001*
Date of issue: *March 1, 2002*
Valid to: *March 1, 2007*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of gas distribution networks*

Number: *DUD 00158 TE*
Date of issue: *July 31, 2001*
Valid to: *December 31, 2013*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Basalt production at the Lesnoye Lake deposit*

Number: *DUD 00143 PD*
Date of issue: *July 31, 2001*
Valid to: *unlimited*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Operation of granulating basin with a pit in smelter shop No. 1 of Nadezhdinski Metallurgical Works*

Number: *DUD 00145 PD*
Date of issue: *July 31, 2001*
Valid to: *unlimited*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Operation of underground air ducts at Medny Works*

Number: *PV-70-000135 (V)*
Date of issue: *May 19, 2005*
Valid to: *May 19, 2010*
Issued by: *Technical and Environmental Inspection Branch of Rostechnadzor in the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Application of industrial explosives (gas- and dust-hazardous underground mine and surface blasting (metal and non-metal mining facilities)*

Number: *PV – 70 - 000180 (G)*
Date of issue: *April 11, 2006*
Valid to: *April 11, 2011*
Issued by: *Federal Technical Supervision Service Department for Technology and Environment Supervision in Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Application of industrial explosives (processing of materials (cutting, welding, reinforcement, etc.) by blast energy)*

Number: *44 – HV – 000097 (V)*
Date of issue: *February 4, 2004*
Valid to: *February 4, 2009*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Storage of industrial explosives (loading, unloading and incoming control of industrial explosives; packing and recording of industrial explosives; storage of industrial explosives; testing of stored explosives)*

Number: *DUD 00141 TR*
Date of issue: *June 22, 2001*
Valid to: *June 30, 2011*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Geological exploration and extraction of rubble stone at the "Kazbek" Quarry deposit*

Number: *DUD 00170 TE*
Date of issue: *July 31, 2001*
Valid to: *December 31, 2010*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Basalt production at the "Zarechny" Quarry deposit*

Number: *GS-6-241-02-28-0-8401005730-000282-2*
Date of issue: *June 26, 2003*
Valid to: *June 26, 2008*
Issued by: *Gosstroy of Russia*
Licensed operations: *Engineering survey for construction of criticality rating I and II buildings and structures according to applicable state standard*

Number: *ASS-84-TF 0073*
Date of issue: *February 26, 2002*
Valid to: *February 26, 2007*
Issued by: *Krasnoyarsk Branch of the Russian Transport Inspectorate*
Licensed operations: *Passenger carriage by motor transport within the Russian Federation*

Number: *GSS-84-TF 0072*
Date of issue: *February 26, 2002*
Valid to: *February 26, 2007*
Issued by: *Krasnoyarsk Branch of the Russian Transport Inspectorate*
Licensed operations: *Cargo carriage within the Russian Federation*

Number: *00-HV-000194*
Date of issue: *May 28, 2002*
Valid to: *May 28, 2007*
Issued by: *Gosgortechnadzor of the Russian Federation, Moscow*
Licensed operations: *Storage of industrial explosives*

Number: *44 – EV – 000111 (S)*
Date of issue: *November 9, 2004*
Valid to: *November 9, 2009*
Issued by: *Federal Environmental, Technical and Nuclear Supervision Service*
Licensed operations: *Operation of explosible facilities (hazardous facilities producing, utilizing, processing, developing, storing, transporting, destroying substances forming explosive mixtures with air oxygen or each other (flammable gases, inflammable liquids, dust-producing matter), solid-phase and liquid-phase substances prone to spontaneous decomposition accompanied by explosion)*

Number: *MT 1008 No. 017970*
Date of issue: *May 1, 2003*
Valid to: *May 1, 2008*
Issued by: *Ministry of Transport of the Russian Federation*
Licensed operations: *Cargo handling at sea ports*

Number: *44 – HV – 000031 (VG)*
Date of issue: *November 13, 2002*
Valid to: *November 13, 2007*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Storage of industrial explosives (loading, unloading and incoming control of industrial explosives; packing and recording of industrial explosives; storage of industrial explosives)*

Number: *00-IV-000509 (V)*
Date of issue: *October 10, 2002*
Valid to: *October 10, 2007*
Issued by: *Gosgortechnadzor of the Russian Federation, Moscow*
Licensed operations: *Manufacture of industrial explosives (manufacture of explosives and/or constituents thereof at on-site plants of enterprises engaged in mining and/or blasting operations; manufacture of explosives by mobile mix-pump trucks)*

Number: *DUD 00046 TR43K*
Date of issue: *January 30, 2002*
Valid to: *January 30, 2007*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*

Licensed operations: *The Norilskaya River — water intake and discharge, mooring zone as required by water transport*

Number: *DUD 00055 TOIVH*
Date of issue: *March 19, 2003*
Valid to: *March 19, 2008*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Tikhoye Lake — mining water discharge*

Number: *44 – EP – 000041 (G)*
Date of issue: *February 10, 2003*
Valid to: *February 10, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of fire dangerous facilities (underground and open cast mining and processing of mineral deposits prone to self-ignition; operations at other mining facilities involving fire hazard including those unrelated to mining)*

Number: *44 – EP – 000046 (G)*
Date of issue: *March 11, 2003*
Valid to: *March 11, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of fire dangerous facilities (operations at other mining facilities involving fire hazard including those unrelated to mining)*

Number: *44 – EP – 000047 (G)*
Date of issue: *March 11, 2003*
Valid to: *March 11, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of fire dangerous facilities (underground and open cast mining and processing of mineral deposits prone to self-ignition; operations at other mining facilities involving fire hazard including those unrelated to mining)*

Number: *44 – HV – 000050 (VG)*
Date of issue: *March 18, 2003*
Valid to: *March 18, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Storage of industrial explosives (loading, unloading and incoming control of industrial explosives; packing and recording of industrial explosives; storage of industrial explosives)*

Number: *44 – PV – 000051 (VG)*
Date of issue: *March 18, 2003*
Valid to: *March 18, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Application of industrial explosives (gas- and dust-hazardous underground mine and surface blasting (metal and non-metal mining facilities)*

Number: *44 – PV – 000052 (VG)*
Date of issue: *March 21, 2003*
Valid to: *March 21, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Application of industrial explosives (gas- and dust-hazardous underground mine and surface blasting (metal and non-metal mining facilities)*

Number: *44 – PV – 000055 (VG)*
Date of issue: *March 25, 2003*
Valid to: *March 25, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Application of industrial explosives (gas- and dust-hazardous underground mine and surface blasting (metal and non-metal mining facilities)*

Number: *44 – PV – 000056 (G)*
Date of issue: *March 25, 2003*
Valid to: *March 25, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of fire dangerous facilities (operations at other mining facilities involving fire hazard including those unrelated to mining)*

Number: *DUD 00056 TRIVK*
Date of issue: *March 27, 2003*
Valid to: *March 27, 2008*
Issued by: *Department of Natural Resources and Environment Protection of the Russian Ministry of Natural Resources in the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Waste water discharge. The Tomulakh River of the Norilo-Pyasina Hydrologic System. Taimyr (Dolgano-Nenets) Autonomous District*

Number: *DUD 00057 TRTZK*
Date of issue: *May 27, 2003*
Valid to: *May 27, 2008*
Issued by: *Department of Natural Resources and Environment Protection of the Russian Ministry of Natural Resources in the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Water intake and discharge for power unit cooling as required by water transport. The Yenisei River and boatable tributaries within the Taimyr (Dolgano-Nenets) Autonomous District*

Number: *DUD 00059 TRTBK*
Date of issue: *June 11, 2003*
Valid to: *January 30, 2007*
Issued by: *Department of Natural Resources and Environment Protection of the Russian Ministry of Natural Resources in the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *As required by water transport operating transport vessels. Without exception. The Talaya, Pyasina, Dudypta, Avam, Agapa, Yangoda, Tarea Rivers, Lama, Melkoye, Pyasino Lakes.*

Number: *B 348905 No. 2181/2*
Date of issue: *October 14, 2005*
Valid to: *September 6, 2008*
Issued by: *Centre of the Federal Security Service of Russia for Licensing, Certification and State Secret Protection*
Licensed operations: *Operations involving information constituting state secrets*

Number: *LF/07-4023.1*
Date of issue: *April 14, 2003*
Valid to: *April 14, 2008*
Issued by: *Federal Agency for Government Communications and Information under the President of the Russian Federation*
Licensed operations: *Right to perform operations connected with arrangements and/or services in state secret protection*

Number: *LF/07-3672*
Date of issue: *February 18, 2003*
Valid to: *February 18, 2008*
Issued by: *Licensing and Certification Centre of the Federal Agency for Government Communications and Information*
Licensed operations: *Maintenance of encryption systems*

Number: *LF/07-3673*
Date of issue: *February 18, 2003*
Valid to: *February 18, 2008*
Issued by: *Licensing and Certification Centre of the Federal Agency for Government Communications and Information*
Licensed operations: *Right to distribute encryption aids*

27

Number: *LF/07-3674*
Date of issue: *February 18, 2003*
Valid to: *February 18, 2008*
Issued by: *Licensing and Certification Centre of the Federal Agency for Government Communications and Information*
Licensed operations: *Date encryption services*

Number: *GS-6-241-02-26-0-8401005730-000281-2*
Date of issue: *May 29, 2003*
Valid to: *May 29, 2008*
Issued by: *State Committee of the Russian Federation for Construction and Housing and Utilities Complex*
Licensed operations: *Structural engineering of criticality rating I and II according to applicable state standard*

Number: *GS-6-241-02-27-0-8401005730-000280-2*
Date of issue: *May 29, 2003*
Valid to: *May 29, 2008*
Issued by: *State Committee of the Russian Federation for Construction and Housing and Utilities Complex*
Licensed operations: *Construction of criticality rating I and II buildings and structures according to applicable state standard*

Number: *44 – EP – 000063 (G)*
Date of issue: *April 8, 2003*
Valid to: *April 8, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of fire dangerous facilities (operations at other mining facilities involving fire hazard including those unrelated to mining)*

Number: *44 – EV – 000064 (G)*
Date of issue: *April 8, 2003*
Valid to: *April 8, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of explosible facilities (hazardous facilities developing gas- and dust-hazardous underground deposits prone to sudden rock, coal and gas outbursts and rock bumps)*

Number: *44 – EV – 000066 (G)*
Date of issue: *April 10, 2003*
Valid to: *April 10, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of explosible facilities (hazardous facilities developing gas- and dust-hazardous underground deposits prone to sudden rock, coal and gas outbursts and rock bumps)*

Number: *44 – EP – 000067 (G)*
Date of issue: *April 10, 2003*
Valid to: *April 10, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of fire dangerous facilities (underground and open cast mining and processing of mineral deposits prone to self-ignition; operations at other mining facilities involving fire hazard including those unrelated to mining)*

Number: *44 – EP – 000068 (G)*
Date of issue: *April 10, 2003*
Valid to: *April 10, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of fire dangerous facilities (underground and open cast mining and processing of mineral deposits prone to self-ignition; operations at other mining facilities involving fire hazard including those unrelated to mining)*

Number: *44 – EV – 000073 (G)*
Date of issue: *May 19, 2003*
Valid to: *May 19, 2008*

Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of explosible facilities (hazardous facilities developing gas- and dust-hazardous underground deposits prone to sudden rock, coal and gas outbursts and rock bumps)*

Number: *44 – EV – 000074 (G)*
Date of issue: *May 19, 2003*
Valid to: *May 19, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of fire dangerous facilities (underground and open cast mining and processing of mineral deposits prone to self-ignition; operations at other mining facilities involving fire hazard including those unrelated to mining)*

Number: *44 – EV – 000078 (GK)*
Date of issue: *July 15, 2003*
Valid to: *July 15, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of explosible facilities (hazardous facilities employing equipment at excess pressure over 0.07 MPa or water heating temperature over 115° C)*

Number: *44-EV-000079 (K)*
Date of issue: *August 12, 2003*
Valid to: *August 12, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of explosible facilities (hazardous facilities employing equipment at excess pressure over 0.07 MPa or water heating temperature over 115° C)*

Number: *44 – EV –000080 (GK)*
Date of issue: *August 20, 2003*
Valid to: *August 20, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of explosible facilities (hazardous facilities employing equipment at excess pressure over 0.07 MPa or water heating temperature over 115° C)*

Number: *44 – EV – 000081 (GK)*
Date of issue: *August 20, 2003*
Valid to: *August 20, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of explosible facilities (hazardous facilities employing equipment at excess pressure over 0.07 MPa or water heating temperature over 115° C)*

Number: *44 – EV – 000083 (GK)*
Date of issue: *August 29, 2003*
Valid to: *August 29, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of explosible facilities (hazardous facilities employing equipment at excess pressure over 0.07 MPa or water heating temperature over 115° C)*

Number: *44 – EV – 000084 (GK)*
Date of issue: *August 29, 2003*
Valid to: *August 29, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of explosible facilities (hazardous facilities employing equipment at excess pressure over 0.07 MPa or water heating temperature over 115° C)*

Number: *PRB No. 009056*
Date of issue: *August 20, 2003*
Valid to: *August 20, 2008*
Issued by: *State Fishery Committee of the Russian Federation "Yeniseirybvod"*
Licensed operations: *Commercial fishery employing boats with outboard motors*

Number: *DUD 00171 TP*
Date of issue: *May 15, 2003*
Valid to: *June 1, 2007*
Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District
Licensed operations: *Geological survey of the Kamenski limestone show*

Number: *KYaK 71582 No. PG – 84 – 18/1*
Date of issue: *July 15, 2003*
Valid to: *July 15, 2008*
Issued by: *Krasnoyarsk Branch of the Russian Transport Inspectorate*
Licensed operations: *Cargo carriage by inland water transport (by the Yenisei River downstream the port of Igarka)*

Number: *KYaK 71583 No. PG – 84 – 19/1*
Date of issue: *July 15, 2003*
Valid to: *July 15, 2008*
Issued by: *Krasnoyarsk Branch of the Russian Transport Inspectorate*
Licensed operations: *Cargo carriage by inland water transport (the Norilo-Pyasina Hydrologic System, according to the Russian River Craft Register)*

Number: *KYaK 71584 No. PG – 84 – 7/1*
Date of issue: *July 15, 2003*
Valid to: *July 15, 2008*
Issued by: *Krasnoyarsk Branch of the Russian Transport Inspectorate*
Licensed operations: *Passenger carriage by inland water transport (by the Yenisei River downstream the port of Igarka)*

Number: *KYaK 71585 No. PG – 84 – 8/1*
Date of issue: *July 15, 2003*
Valid to: *July 15, 2008*
Issued by: *Krasnoyarsk Branch of the Russian Transport Inspectorate*
Licensed operations: *Passenger carriage by inland water transport (the Norilo-Pyasina Hydrologic System, according to the Russian River Craft Register)*

Number: *RVM – 0232*
Date of issue: *May 19, 2003*
Valid to: *May 20, 2008*
Issued by: *Russian Ammunition Agency*
Licensed operations: *Distribution of industrial explosives: explosives and relating products and primers*

Number: *44 – EV – 000087 (K)*
Date of issue: *September 24, 2003*
Valid to: *September 24, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of explosible facilities (hazardous facilities employing equipment at excess pressure over 0.07 MPa or water heating temperature over 115° C)*

Number: *44 – EV – 000088 (GK)*
Date of issue: *November 5, 2003*
Valid to: *November 5, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of explosible facilities (hazardous facilities employing equipment at excess pressure over 0.07 MPa or water heating temperature over 115° C)*

Number: *44 – EV – 000090 (KS)*
Date of issue: *November 5, 2003*
Valid to: *November 5, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of explosible facilities (hazardous facilities producing, utilizing, processing, developing, storing, transporting, destroying substances forming explosive mixtures with air oxygen or each*

other (flammable gases, inflammable liquids, dust-producing matter), solid-phase and liquid-phase substances prone to spontaneous decomposition accompanied by explosion; employing equipment at excess pressure over 0.07 MPa or water heating temperature over 115° C)

Number: *44 – DG – 000091 (S)*
Date of issue: *November 5, 2003*
Valid to: *November 5, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of gas distribution networks (maintenance, repair and reconstruction of gas pipelines and other facilities required for operation of gas distribution networks)*

Number: *DUD 00058 TRIVK*
Date of issue: *May 29, 2003*
Valid to: *May 29, 2008*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Waste water discharge into the Norilskaya River*

Number: *Series A No. 130511 Registration No. 863*
Date of issue: *December 23, 2003*
Valid to: *December 22, 2007*
Issued by: *Department of Basic Vocational Education, Administration of the Krasnoyarsk Territory*
Licensed operations: *Educational activities based on training programs attached to the license*

Number: *44 – HV – 000099 (V)*
Date of issue: *March 30, 2004*
Valid to: *March 30, 2009*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Storage of industrial explosives (loading, unloading and incoming control of industrial explosives; packing and recording of industrial explosives; storage of industrial explosives)*

Number: *44-EV-000102 (S)*
Date of issue: *June 28, 2004*
Valid to: *June 28, 2009*
Issued by: *Federal Technical Supervision Service*
Licensed operations: *Operation of explosible facilities (hazardous facilities producing, utilizing, processing, developing, storing, transporting, destroying substances forming explosive mixtures with air oxygen or each other (flammable gases, inflammable liquids, dust-producing matter), solid-phase and liquid-phase substances prone to spontaneous decomposition accompanied by explosion)*

Number: *44-EV-000103 (M)*
Date of issue: *June 28, 2004*
Valid to: *June 28, 2009*
Issued by: *Federal Technical Supervision Service*
Licensed operations: *Operation of explosible facilities (hazardous facilities producing ferrous and non-ferrous melt and relating alloys at plants with a charge load of at least 100 kg)*

Number: *44-EH-000104 (M)*
Date of issue: *June 28, 2004*
Valid to: *June 28, 2009*
Issued by: *Federal Technical Supervision Service*
Licensed operations: *Operation of chemically hazardous facilities (hazardous facilities producing, utilizing, processing, developing, storing, transporting, destroying toxic substances capable of killing exposed living organisms and having properties described in paragraph 1, Schedule 1 to Federal Law No. 116-ФЗ "On Industrial Safety of Hazardous Production Facilities")*

Number: *44-EH-000109 (K)*
Date of issue: *July 30, 2004*
Valid to: *July 30, 2009*
Issued by: *Federal Technical Supervision Service*

Licensed operations: *Operation of explosible facilities (hazardous facilities employing equipment at excess pressure over 0.07 MPa or water heating temperature over 115° C)*

Number: *84 M/04/0001/L*
Date of issue: *April 15, 2004*
Valid to: *April 15, 2009*
Issued by: *Department of Natural Resources and Environment Protection of the Russian Ministry of Natural Resources in the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Hazardous waste handling*

Number: *Series TO No. 000025 Registration No. 16*
Date of issue: *June 2, 2004*
Valid to: *June 2, 2009*
Issued by: *Health Administration, Taimyr Autonomous District*
Licensed operations: *Providing medical services: predoctor care; sanatorium care; other works and services*

Number: *2/08558*
Date of issue: *June 24, 2004*
Valid to: *June 24, 2009*
Issued by: *Head Office of the State Fire-Fighting Service*
Licensed operations: *Installation, repair and maintenance of fire safety aids in buildings and structures (fire proofing of materials, products and structures; fire extinguisher maintenance)*

Number: *00 – DE – 002992 (K)*
Date of issue: *June 24, 2004*
Valid to: *June 24, 2009*
Issued by: *Federal Technical Supervision Service*
Licensed operations: *Performance of industrial safety surveys (examination of technical devices operated by hazardous production facilities)*

Number: *44 – EV – 000110 (K)*
Date of issue: *October 25, 2004*
Valid to: *October 25, 2009*
Issued by: *Norisk Office of the Federal Service for Engineering Survey*
Licensed operations: *Operation of explosible facilities (hazardous facilities employing equipment at excess pressure over 0.07 MPa or water heating temperature over 115° C)*

Number: *44 – DG – 000112 (S)*
Date of issue: *November 9, 2004*
Valid to: *November 9, 2009*
Issued by: *Norisk Office of the Federal Service for Engineering Survey*
Licensed operations: *Operation of gas distribution networks (maintenance, repair and reconstruction of gas pipelines and other facilities required for operation of gas distribution networks)*

Number: *44 – EV – 000117 (K)*
Date of issue: *November 29, 2004*
Valid to: *November 29, 2009*
Issued by: *Norisk Office of the Federal Service for Engineering Survey*
Licensed operations: *Operation of explosible facilities (hazardous facilities employing equipment at excess pressure over 0.07 MPa or water heating temperature over 115° C)*

Number: *21 – LTs*
Date of issue: *December 10, 2004*
Valid to: *December 10, 2009*
Issued by: *Department of Industry, Power Industry, Transport and Communications, Administration of the Krasnoyarsk Territory*
Licensed operations: *Procurement, processing and marketing of non-ferrous scrap*

Number: *27 – LCh*
Date of issue: *December 10, 2004*

Valid to: *December 10, 2009*
Issued by: *Department of Industry, Power Industry, Transport and Communications, Administration of the Krasnoyarsk Territory*
Licensed operations: *Procurement, processing and marketing of ferrous scrap*

Number: *DUD 00072 TVEZK*
Date of issue: *September 6, 2004*
Valid to: *September 6, 2007*
Issued by: *Department of Natural Resources and Environment Protection of the Russian Ministry of Natural Resources in the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Water intake from and discharge into the Kharaelakh water storage*

Number: *DUD 00073 TVEZK*
Date of issue: *September 8, 2004*
Valid to: *September 8, 2009*
Issued by: *Department of Natural Resources and Environment Protection of the Russian Ministry of Natural Resources in the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Waste water discharge into the Yergalakh River*

Number: *HN – 70 – 000125 (N)*
Date of issue: *March 21, 2005*
Valid to: *March 21, 2010*
Issued by: *Technical and Environmental Inspection Branch of Rostechnadzor in the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Storage of oil, gas and petroleum and gas products (filling and discharge of oil and petroleum products, storage operations (acceptance, pumping and withdrawal)*

Number: *G 770738 No. 210-V*
Date of issue: *March 2, 2005*
Valid to: *March 1, 2010*
Issued by: *Veterinary Department, Administration of the Krasnoyarsk Territory*
Licensed operations: *Production of disinfectants*

Number: *84 – 01 – 000006*
Date of issue: *January 13, 2005*
Valid to: *January 13, 2010*
Issued by: *Federal Agency for Supervision of Health Care and Social Development*
Licensed operations: *Providing medical services in: predoctor care; outpatient care; sanatorium therapy; other works and services*

Number: *DUD 00176 TP*
Date of issue: *January 25, 2005*
Valid to: *December 31, 2007*
Issued by: *Office of the Federal Real Estate Register in the Taimyr Autonomous District*
Licensed operations: *Mineral (limestone) exploration and appraisal within the Ust-Kamenskaya area*

Number: *B 346650 Registration No. 2181*
Date of issue: *September 6, 2005*
Valid to: *September 6, 2008*
Issued by: *Centre of the Federal Security Service of Russia for Licensing, Certification and State Secret Protection*
Licensed operations: *Operations involving information constituting state secret*

Number: *DUD 00079 TRTZK*
Date of issue: *March 20, 2005*
Valid to: *March 20, 2010*
Issued by: *Department of Natural Resources and Environment Protection of the Russian Ministry of Natural Resources in the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Satisfaction of water transport needs – navigation of MV Medeya, MV Energetik, MV Lot (rivers of Yenisei and Dudinka)*

Number: *DUD 00081 TRIVK*
Date of issue: *April 22, 2005*
Valid to: *April 22, 2008*
Issued by: *Department of Natural Resources and Environment Protection of the Russian Ministry of Natural Resources in the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Waste water disposal into the Yenisei River*

Number: *DUD 00085 BRDBV*
Date of issue: *June 21, 2005*
Valid to: *June 21, 2015*
Issued by: *Department of Natural Resources and Environment Protection of the Russian Ministry of Natural Resources in the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Mining operations (sand recovery at sand pits of "Island of Seredysh" in the bed of the river of Yenisei)*

Number: *EV - 70 - 000168 (K)*
Date of issue: *October 27, 2005*
Valid to: *October 27, 2010*
Issued by: *Technical and Environmental Inspection Branch of Rostechnadzor in the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Operation of explosible facilities (hazardous facilities employing equipment at excess pressure over 0.07 MPa or water heating temperature over 115° C)*

Number: *SIG – 00693*
Date of issue: *December 27, 2005*
Valid to: *December 27, 2010*
Issued by: *Federal Agency for Geodesy and Cartography*
Licensed operations: *Cartographic operations (creating and maintaining special-purpose geographic information systems)*

Number: *2/09125*
Date of issue: *August 06, 2004*
Valid to: *August 06, 2009*
Issued by: *Main Office of the State Fire Service*
Licensed operations: *Activities for installation, repair and maintenance of fire security facilities for buildings and constructions (installation, repair and maintenance of fire-extinguishing systems; installation, repair and maintenance of fire and security alarm systems; installation, repair and maintenance of warning and fire evacuation systems; installation, repair and maintenance of fire safety curtains and shields)*

Number: *1/05320*
Date of issue: *August 06, 2004*
Valid to: *August 06, 2009*
Issued by: *Main Office of the State Fire Service*
Licensed operations: *Activities for fire prevention and suppression (developing measures for prevention of fires; design work for fire security facilities for buildings and constructions; training officials and employees of organizations, students of educational institutions and population to use fire safety measures; giving lessons on basic knowledge of fire security programs; arranging and operating fire-fighting services; in-house control over fire security system)*

Number: *MT 1001 No. 018923*
Date of issue: *May 10, 2006*
Valid to: *May 9, 2011*
Issued by: *Federal Service for Transport Survey*
Licensed operations: *Cargo transportation by sea vessels*

Number: *GT 0030 No. 001461 (1773)*
Date of issue: *September 27, 2005*
Valid to: *September 27, 2008*
Issued by: *Federal Service for Technical and Export Control*

Licensed operations: *works and/or services in the field of state secret protection (technical means for information protection)*

Number: *GT 0030 No. 001462 (1774)*
Date of issue: *September 27, 2005*
Valid to: *September 27, 2008*
Issued by: *Federal Service for Technical and Export Control*
Licensed operations: *development of information protection systems*

Number: *KRR00318 BREVV*
Date of issue: *November 1, 2006*
Valid to: *November 1, 2009*
Issued by: *Enissey Territorial Office of the Federal Agency of Water Recourses*
Licensed operations: *waste water discharge into Ambarnaya river*

Number: *KRR00293 BREVV*
Date of issue: *November 1, 2006*
Valid to: *November 1, 2009*
Issued by: *Enissey Territorial Office of the Federal Agency of Water Recourses*
Licensed operations: *waste water discharge into Novaya Nalednaya river*

Number: *KRR00319 BREVV*
Date of issue: *November 1, 2006*
Valid to: *November 1, 2009*
Issued by: *Enissey Territorial Office of the Federal Agency of Water Recourses*
Licensed operations: *waste water discharge into Dudinka river*

Number: *KRR00294 BREVV*
Date of issue: *November 1, 2006*
Valid to: *November 1, 2009*
Issued by: *Enissey Territorial Office of the Federal Agency of Water Recourses*
Licensed operations: *waste water discharge into Shumny creek*

Number: *KRR00317 BOEIO*
Date of issue: *November 1, 2006*
Valid to: *November 1, 2011*
Issued by: *Enissey Territorial Office of the Federal Agency of Water Recourses*
Licensed operations: *water intake at Kyllakh-Kuel lake*

Permit type: *Water usage quota (water consumprion and use)*
Valid to: *December 31, 2006*
Granting body: *Enissey Territorial Office of the Federal Agency of Water Recourses*

Permit type: *Temporary quota for discharging pollutants into bodies of water*
Date of issue: *February 9, 2006*
Valid to: *December 31, 2006*
Granting body: *Office of the Federal Service for Engineering and Environmental Survey in the Taimyr (Dolgano-Nenets) Autonomous District*

Permit type: *Waste disposal quota No.04 of 16.04.2004**
Valid to: *December 31, 2009*
Granting body: *Office of the Federal Service for Engineering and Environmental Survey in the Taimyr (Dolgano-Nenets) Autonomous District*
* - 2006 quotas were revised on 05.04.2006 by Office of the Federal Service for Engineering and Environmental Survey in the Taimyr (Dolgano-Nenets) Autonomous District

Permit type: *Air pollutants discharge quota (site: Dudinka city)*
Registration number: *06*
Date of issue: *January 1, 2006*

Valid to: *December 31, 2010*
Granting body: *Office of the Federal Service for Engineering and Environmental Survey in the Taimyr (Dolgano-Nenets) Autonomous District*

Permit type: *Air pollutants discharge quota (site: Polar Branch of MMC Norilsk Nickel)*
Registration number: *01*
Date of issue: *January 1, 2006*
Valid to: *December 31, 2007*
Granting body: *Office of the Federal Service for Engineering and Environmental Survey in the Taimyr (Dolgano-Nenets) Autonomous District*

3.2.7.   Joint ventures

The Issuer is not engaged in any joint ventures.

3.2.8.   Additional requirements to issuers being joint stock investment funds or insurers

To be left blank

3.2.9.   Additional requirements to issuers basically engaged in mining operations

a)   Mineral resources

Mining Assets of MMC Norilsk Nickel

Deposit/Mine	Mine type	Ore type[1]
Polar Branch		
Oktyabrskoye ore deposit		Copper-nickel sulphide
"Oktyabrski"	Underground	High-grade, cupreous, disseminated
"Taimyrski"	Underground	High-grade, disseminated
"Komsomolski, weastern part	Underground	High-grade, cupreous, disseminated
Talnakhskoye ore deposit		Copper-nickel
"Talnakhskoye" Mine Group		
"Komsomolski"[2]	Underground	Cupreous and disseminated
"Mayak"	Underground	Disseminated
"Skalisty"	Underground	High-grade
"Norilsk 1" ore deposit		Copper-nickel sulphide
"Medvezhi Ruchei"	Open-cut	Disseminated
"Zapolyarny"	Underground	Disseminated
Kola MMC		
"Zhdanovskoye" ore deposit		Copper-nickel sulphide
"Tsentralny"	Open-pit	Disseminated
"Severny-Gluboki"[3]	Underground	Disseminated
"Zapolyarnoye" ore deposit		Copper-nickel sulphide
"Severny"	Underground	Disseminated
"Kotselvaara and Semiletka" ore deposit		Copper-nickel sulphide
"Kaula-Kotselvaara"	Underground	Disseminated

Notes:
(1)   High-grade ore is high in non-ferrous and precious metal content while cupreous ore has a high copper-to-nickel ratio. Disseminated ores are characterized by lower content of all metals.
(2)   The "Komsomolski" mine is mining ore at the "Talnakhskoye" ore deposit and in the western part of the Oktyabrskoye ore deposit.
(3)   In 2005 "Severny-Gluboki" mine was united with Severny mine.

Seven mines of the Polar Branch produce sulphide copper-nickel ores at the Oktyabrskoye, Talnakhskoye and Norilsk 1 ore deposits. Ores of different value contain nickel, copper, cobalt, platinum, palladium, gold and other useful components.

The Kola MMC mines ore at the Zhdanovskoye, Zapolyarnoye, Kotselvaara and Semiletka ore deposits. At 4 mines of the Kola MMC, sulphide disseminated ores containing nickel, copper and other useful components are produced.

Ore and mineral deposits as of December 31, 2004 are given as certified by the independent audit performed by Micon International Co. Ltd. The audit was carried out according to internationally accepted principles of the Australasian Code for Reporting of Identified Mineral Resources and Ore (JORC Code).

In addition to the audit of non-ferrous metal reserves of the Talnakhskoye ore cluster (Taimyr Peninsula) and the Zhdanovskoye ore deposit (Kola Peninsula), an audit of non-ferrous metal reserves of the Norilsk-1 ore deposit (Taimyr Peninsula) and platinum-group metals of the Talnakhskoye ore cluster and the Norilsk-1 ore deposit was carried out during 2005. Inclusion of platinum-group metals in the audit became possible due to changes in the Russian laws. Information on platinum-group metal reserves include data on the reserves of platinum, palladium, rhodium, ruthenium, osmium and iridium.

Information on platinum-group metal content at the ore deposits developed by the Company was disclosed for the first time in history of OJSC MMC Norilsk Nickel in February 2006. The Company has carried out a serious and continuous work so that publication of information on platinum-group metal reserves becomes possible. This is an important step in the series of actions performed by MMC Norilsk Nickel to ensure a level of transparency expected by investors, customers and the mining and metallurgical community in general. Transperency is necessary for more accurate assessment of the Company's competitive ability and service life of its mineral resource base.

In the course of the audit Micon International reviewed all aspects of the estimation of reserves of the mentioned ore deposits such as geological survey including the methods of geological data collection and deposit location by drilling and sampling as well as the methods of reserves estimation and classification. The auditor interviewed officers in charge of every mine and every unit involved in the audit and inspected operating mines, ancillary geological facilities and analytical laboratories. Micon also studied drilling techniques and relating equipment, the core log and sampling techniques, methods of chemical analysis and quality control applied to check the drilling sample database. Micon thoroughly inspected reserve estimation logs and techniques metal volume and content estimation and checked some of the estimates. No material differences between the results and the Company's accounts were discovered.

Ore and mineral reserves of the Talnakhski ore cluster, the Norilsk-1 and Zhdanovskoye ore deposits at December 31, 2004[1]

Region/ Category	Mine Deposit	Ore Type	Q-ty of Ore[2]	Metal Content[2]						Contained Metal[2]					
				Ni	Cu	Pd	Pt	Au	6PGM[3]	Ni	Cu	Pd	Pt	Au	6 PGM[3]
			000 t	%	%	g/t	g/t	g/t	g/t	thou t	thou t	000 oz	000oz	000oz	000 oz
Taimyr Peninsula															
Proved and probable ore reserves [4]															
	Talnakh ore cluster															
	Oktyabrski	High-grade	41,091	2.54	5.10	8.54	1.91	0.43	10.68	1,045	2,094	11,283	2,524	563	14,111
		Cupreous	56,489	1.07	4.83	9.30	2.25	0.71	11.73	605	2,727	16,898	4,092	1,287	21,307
		Total	97,580	1.69	4.94	8.98	2.11	0.59	11.29	1,650	4,821	28,181	6,616	1,850	35,418
	Taimyrski	High-grade	79,690	2.47	2.74	4.57	0.90	0.13	5.90	1,972	2,185	11,703	2,299	322	15,101
		Cupreous	396	0.62	1.69	3.89	1.06	0.30	5.36	2	7	50	13	4	68
		Total	80,086	2.46	2.74	4.56	0.90	0.13	5.89	1,974	2,192	11,753	2,312	326	15,169

37

Deposit	Ore type													
Komsomolski	High-grade	2,000	3.11	2.88	7.26	1.39	0.18	9.37	62	58	467	90	12	605
	Cupreous	20,619	0.61	2.08	6.75	1.98	0.47	9.09	126	429	4,476	1,311	313	6,026
	Total	**22,619**	**0.83**	**2.15**	**6.80**	**1.93**	**0.45**	**9.12**	**188**	**487**	**4,943**	**1,401**	**325**	**6,631**
Mayak	Disseminated	407	0.73	1.45	3.31	1.25	0.33	4.80	3	6	43	16	4	61
Skalisty	High-grade	37,570	3.03	2.72	5.52	1.07	0.14	7.28	1,137	1,023	6,673	1,288	172	8,808
Total	**High-grade**	**160,351**	**2.63**	**3.34**	**5.84**	**1.20**	**0.21**	**7.48**	**4,216**	**5,360**	**30,126**	**6,201**	**1,069**	**38,625**
Total	**Cupreous**	**77,504**	**0.95**	**4.08**	**8.60**	**2.17**	**0.64**	**11.00**	**733**	**3,163**	**21,424**	**5,416**	**1,604**	**27,401**
Total	**Disseminated**	**407**	**0.73**	**1.45**	**3.31**	**1.25**	**0.33**	**4.80**	**3**	**6**	**43**	**16**	**4**	**61**
Total - all types of ore		**238,262**	**2.08**	**3.58**	**6.74**	**1.52**	**0.35**	**8.63**	**4,952**	**8,529**	**51,593**	**11,633**	**2,677**	**66,087**
Norilsk-1 ore deposit														
Medvezhiy Ruchei	Disseminated	17,330	0.32	0.43	4.38	1.80	0.19	6.44	56	75	2,439	1,001	105	3,579
Zapolyarny	Disseminated	62,753	0.30	0.43	4.04	1.66	0.18	6.00	191	269	8,151	3,359	362	12,125
Total - all types of ore		**80,083**	**0.31**	**0.43**	**4.11**	**1.69**	**0.18**	**6.08**	**247**	**344**	**10,590**	**4,360**	**467**	**15,704**
Total proved and probable reserves[4]		**318,345**	**1.63**	**2.79**	**6.08**	**1.56**	**0.31**	**7.98**	**5,199**	**8,873**	**62,183**	**15,993**	**3,144**	**81,791**
Measured and indicated mineral resources														
	High-grade	21,391	4.22	6.00	13.52	2.72	0.49	16.65	903	1,282	9,302	1,874	389	11,467
	Cupreous	314	0.35	3.09	3.58	1.57	0.00	5.71	1	10	36	16	7	58
	Disseminated	1,397,087	0.52	1.03	2.93	0.85	0.19	3.96	7,235	14,458	131,460	38,302	8,515	177,713
Total measured and indicated mineral resources		**1,418,792**	**0.57**	**1.11**	**3.07**	**0.88**	**0.19**	**4.13**	**8,139**	**15,750**	**140,798**	**40,192**	**8,911**	**189,238**
Kóla Peninsula														
Zhdanovskoye ore deposit[5]														
Total proved and probable reserves[4]		**160,337**	**0.67**	**0.31**					**1,068**	**494**				

Notes:

(1) The Talnakh ore cluster and the Norilsk-1 ore deposit in the Taimyr Peninsula and the Zhdanovskoye ore deposit in the Kola Peninsula were classified according to the principles of the Australasian Code for Reporting of Identified Mineral Resources and Ore (JORC Code) developed by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, the Australian Institute of Geoscientists and the Minerals Council of Australia (JORC). The competent specialist responsible for the classification: Stanley C. Bartlett, PGeo, Managing Director of Micon International Co Limited. The reserves data is derived from the current 2-3 year mining plan and the basic mining concept scenario to the expiry of the mines' depletion period determined based on the cost-effective extracted ore reserves relating to the Russian A, B and C1 grades as of the end of the calendar year. The audit did not take into account ore and mineral resources of "Zapolyarnoye", "Semiletka" and "Kaula-Kotselvaara" deposits on the Kola Peninsula.

(2) The figures in the "Total" lines may differ from the sum of components due to rounding. Individual figures in some cases may slightly differ from those previously disclosed.

(3) 6PGM means platinum, palladium, rhodium, ruthenium, osmium and iridium. Pd and Pt data are included into 6PGM

(4) No proved and probable ore reserves are included in mineral resources.

38

(5)   Includes ore reserves and mineral resources of "Severny-Gluboki" underground mine and "Tsentralny" open-cut ore mine.

Current reserves of the licensed deposits of OJSC "Norilskgasprom" (A+B+C categories) at the end of the reporting period are as follows:

Messoyakhskoye gas field	gas	bln cu m	7.487
Yuzhno-Soleninskoye gas condensate field	gas	bln cu m	18.521
	condensate	thou t	417
Severo-Soleninskoye gas condensate field	gas	bln cu m	57.691
	condensate	thou t	995

Hydrocarbon extraction by field within the reporting period

In the fourth quater of 2006 818.91 mln cu m of natural gas and 1553 t of gas condensate were extracted. Gas output by gas fields:

Messoyakhskoye gas field	gas	mln cu m	20.827
Yuzhno-Soleninskoye gas condensate field	gas	mln cu m	50.267
	condensate	thou t	335
Severo-Soleninskoye gas condensate field	gas	mln cu m	747.816
	condensate	thou t	1218

OJSC "Taimyrgas"

Pelyatkinskoye gas condensate field (at January 1, 2007)

Free gas	mln cu m		240,566	C1 category
	mln cu m		14,726	C2 category
Condensate (reserves)	thou t	11,230		C1 category
	thou t	1,049		C2 category
Condensate (recoverable reserves)	thou t	8,758		C1 category
	thou t	806		C2 category

Hydrocarbon extraction

4Q2006 output: 183 mln cu m of natural gas and 8 thou t of gas condensate.

Licenses for the use of underground natural resources held by the Issuer, its subsidiaries and affiliates:

OJSC MMC Norilsk Nickel

Number: *PTZ 11381 BP*

Date of issue: *January 21, 2003*

Valid to: *December 31, 2007*

Licensed operations: *Exploration and evaluation of platinum metal and gold deposits within the Loukhskaya Area.*

Grounds for issue: *Resolution of the Russian Ministry of Natural Resources dated December 30, 2002 No. 518-p "On the granting of right to use underground natural resources for the purpose of geological research (exploration and evaluation) of PGM- and gold-bearing minerals at the Loukhskaya Area".*

Mineral deposit description. *The licensed site is situated in the eastern part of the Loukhski District, Republic of Karelia and has a mine claim status with a 300 m depth limit. The site area is 1,443 sq km. No exploration of metal deposits have been earlier performed, the possibility of gold-platinoid and copper-nickel manifestation was forecast by mathematical methods. No undiscovered potential resources have been identified.*

The Issuer's commitments:

1.   *Geological prospecting project shall be prepared and approved by July 1, 2003.* Executed.

2.   *Geological prospecting shall be started by September 1, 2003.* Executed.

3.   *The commercial precious metal manifestation shall be located by December 30, 2004.* Executed.

4.   *Evaluation of discovered deposits shall be completed by December 30, 2006.*

5.   *The final report with calculation of C_2 grade reserves and P_1 grade resources shall be presented for state appraisal by September 30, 2007.*

Geological exploration: *Laboratory work. Office processing of obtained data. Work completion statement.*

Recurring payments *for the use of natural resources are charged according to applicable tax law and law on mineral resources.*

Number: *PTZ 11382 BP*

Date of issue: *January 21, 2003*

Valid to: *December 31, 2007*

Licensed operations: *Exploration and evaluation of platinum metal and gold deposits within the Sumozero-Peluzerskaya Area.*

Grounds for issue: *Resolution of the Russian Ministry of Natural Resources dated December 30, 2002 No. 517-p "On the granting of right to use underground natural resources for the purpose of geological research (exploration and evaluation) of PGM- and gold-bearing minerals at the Sumozero-Peluzerskaya Area".*

Mineral deposit description. *The site is located within the Belomorski and Segezhski Districts of the Republic of Karelia and has a mine claim status. The site area is 1,710 sq km. No exploration of metal deposits have been earlier performed, the possibility of gold-platinoid and copper-nickel manifestation was forecast by mathematical methods. No undiscovered potential resources have been identified.*

The Issuer's committments:

1.   *Deological prospecting project shall be prepared and approved by July 1, 2003.* Executed.

2.   *Geological prospecting shall be started by September 1, 2003* — Executed.

3.   *The precious metal manifestation shall be located by December 30, 2004.* Executed.

4.   *Evaluation of discovered deposits shall be completed by December 30, 2006.*

5.   *The report on geological exploration and evaluation of C_2 grade reserves and P_1 grade resources shall be presented by September 30, 2007.*

Geological exploration: *Office processing of obtained materials. Drawing up design and estimate documentation for exploration in 2006-2007. Bore hole drilling. Geophysical survey. Prospecting routes.*

Recurring payments *for the use of natural resources are charged according to applicable tax law and law on mineral resources.*

Number: *MUR 13775 BP*

Date of issue: *October 4, 2006*

Valid to: *September 30, 2011*

Licensed operations: *Exploration and evaluation of platinum, gold, copper, nickel and associated mineral deposits within the*

Grounds for issue: *Resolution of the Russian Ministry of Natural Resources dated September 27, 2006 No. 829 "On the granting of right to use underground natural resources at the Yuzhno-Kovdorsky Area (Murmansk Region)".*

Mineral deposit description. *The licensed area is located in the south-west part of the Murmansk region: territory of the Kovdorsky district with settlements Alakurtti, Zarechensk and the town of Kandalaksha. The status of this licensed are is "geological allotment with no depth limitation". Its surface area is 2,760 sq.km.*

The Issuer's committments:

1.   *Geological prospecting project shall be prepared and approved by 30.06.2007.*

2.   *Geological exploration shall be startednot later than 30.07.2007..*

3.   *Prospecting shall be completed before 30.12.2009.*

4.   *Evaluation of discovered deposits shall be completed before 30.08.2011.*

Exploration: *preparation of exploration program.*

Recurring payments: *2006 – 90 RUB/1sq.km; 2007-2011 – 160 RUB/1sq.km.*

Number: *TMB 56180 TR*

Date of issue: *December 25, 2003*

Valid to: *December 30, 2008*

Licensed operations: *Additional exploration of the Central ilmenite-rutile-zircon sand deposit (Tambov Region).*

Grounds for issue: *The list of licenses for mineral resources development to be issued to mineral resources users approved by the Ministry of Natural Resources of the Russian Federation on October 10, 2003 and Authorization No. 1-2-01/873 of the Tambov Region Administration dated July 9, 2003.*

Deposit area description. *The licensed site is situated in the Rasskazovski District of the Tambov Region and has a mine claim status. The site area is 123.84 sq km. Geologically the site belongs to the eastern slope of the Voronezh anteclise, at its boundary with the Ryazan-Saratov Depression, in the western part of the Tambov placer area.*

The Issuer's committments:

1.   *Approval of the operation plan by May 30, 2004.* The plan was approved on May 20, 2004.

2.   *Beginning of field survey by May 30, 2004.* Executed.

3.   *Completion of the first stage by December 30, 2004.* Executed.

4.   *Completion of the second stage of additional exploration of titanium-zircon ores by January 30, 2008.*

5.   *Presentation of the final report on reserves evaluation— by June 30, 2008.*

Geological exploration: *Engineering works. Preparation of the report on reserves evaluation. Calculation and approval of reserves. Environmental study.*

Recurring payments: *270 Rubles per 1 sq km.*

Number: *DUD 00169 TP*

Date of issue: *July 31, 2001*

Valid to: *October 01, 2005. Under Additional Agreement to License DUD 00169 TP of April 27, 2006 the validity of this license was prolonged until December 31, 2006.*

Licensed operations: *Evaluation of copper-nickel sulphide ores at Sredne-Vologochanskaya area.*

Grounds for issue: *Resolution by the Governor of the Taimyr (Dolgano-Nenets) Autonomous District and by the authorized representative of the Russian Ministry of Natural Resources "On renewal of licenses for geological exploration of underground natural reserves in the territory of the Taimyr (Dolgano-Nenets) Autonomous District.*

Mineral deposit description. *The 770 km^2 deposit area is located 15 kilometers north-north-west of Kaierkan, TAO.*

The Issuer's committments: *In 3Q 2005 – deliver for state geologocal, economic and environmental evaluation a report stating the results of calculations of commercial C2 ores, for specified areas – C1 ores, for flanks – P1 ores with forecast resources data and substantiation of time conditions and feasibility report.*

Exploration: *A report on the reserves evaluation was drawn up and reviewed by GKZ Rosnedra. Temporary conditions have been developed. Copper and nickel ore reserves have been entered into the State Register.*

Additional committments. *Implementation of modern technology, conformity with existing environmental standards, guidelines and rules; ensuring compliance with operational safety standards, rules and requirements; reclamation of affected areas.*

Recurring payments. *Regular subsurface use charges at the rate of 100 rubles per square kilometer of subsoil plot.*

Number: *DUD 11809 BP*

Date of issue: *October 16, 2003*

Valid to: *September 1, 2008*

Licensed operations: *Geological exploration of the Norilsk ore knot for the presence of PGMs.*

Grounds for issue: *Resolution by Russian Ministry of Natural Resources No. 391-p of September 2, 2003 "On granting the right to use underground natural reserves for the purpose of geological study (exploration and evaluation) of platinum minerals in the territory of Norilsk ore field".*

Site description: *The licensed site has a mine claim status and is situated in the Dudinski District of the Taimyr Autonomous District close to Norilsk, in a differentiated intrusion zone of the mountain of Chernaya, Norilsk-2 and the mountain of Zub-Marksheiderskaya similar to the Norilsk-1 intrusives where a deposit of low-sulfide platinum ore was discovered. The site area is 184 sq km.*

The Issuer's committments:

1.   *Approval of the operation plan – by December 30, 2003.* Executed.

2.   *Beginning of field survey by June 30, 2004.* Executed. Field survey actually began in 2003.

3.   *Completion of the first stage (exploration) — by December 30, 2006.* Executed. The report is ready.

4.   *Completion of the second stage (manifestation and field evaluation) — by December 30, 2007.*

5.   *Presentation of the final report on calculated reserves and expected resources — by July 30, 2008.*

Geological exploration: *Office processing of obtained data. Report preparation.*

Recurring payments: *The rate of recurring payments is fixed according to applicable law on mineral resources.*

Number: *DUD 11810 TP*

Date of issue: *October 16, 2003*

Valid to: *September 1, 2008*

Licensed operations: *Geological exploration of the Koevskaya area for copper-nickel ore.*

Grounds for issue: *Resolution of the Russian Ministry of Natural Resources No. 390-p of September 2, 2003 "On granting the right to use underground natural resources for the purpose of geological study*

(exploration) of copper-nickel sulphide ores at the Koyevskaya area of the Taimyr(Dolgano-Nenets) Autonomous District".

Deposit area description: *The licensed site has a mine claim status and is situated in the Dudinski District of the Taimyr Autonomous District 30 km to the north-west of Norilsk, on the western bank of Pyasino Lake where holes drilled for the purpose of geological survey revealed Norilsk-type intrusions with vein-disseminated sulfide copper-nickel manifestation. The site area is 270 sq km.*

The Issuer's committments:

1.   *Approval of the operation plan by December 30, 2003.* Executed.

2.   *Beginning of field survey by June 30, 2004.* Field survey began in 2003.

3.   *Completion of the exploration stage — by December 30, 2006.* Executed. The report is ready.

4.   *Completion of the evaluation stage — by December 30, 2007.*

5.   *Presentation of the final report on calculated reserves and expected resources — by July 30, 2008.*

Geological exploration: *Office processing of obtained data. Report preparation. Recultivation and recovery.*

Recurring payments: *The rate of recurring payments is fixed according to applicable law on mineral resources.*

Number: *DUD 11811 TP*

Date of issue: *October 16, 2003*

Valid to: *September 1, 2008*

Licensed operations: *Geological exploration of the Mikchangdinskaya area for sulfide copper-nickel ores (Taimyr Autonomous District).*

Grounds for issue: *Resolution of the Russian Ministry of Natural Resources No. 392-r of September 2, 2003 "On granting the right to use underground natural resources for the purpose of geological study (exploration) of copper-nickel sulphide ores at the Mikchangdinskaya area of the Taimyr (Dolgano-Nenets) Autonomous District".*

Deposit area description: *The licensed site has a mine claim status and is situated in the Dudinski District of the Taimyr Autonomous District 80 km to the north-east of Norilsk, in the Mikchangda River basin where holes drilled for the purpose of geological survey revealed shallow injected intrusive bodies accompanied by the aureole of metasomatic formations with copper-nickel manifestation. The site area is 2,515.7 sq km.*

The Issuer's committments:

1.   *Approval of the operation plan by December 30, 2003.* The plan was approved.

2.   *Beginning of field survey by June 30, 2004.* Field survey began in 2003.

3.   *Completion of the exploration stage — by December 30, 2006.* Executed.

4.   *Completion of the evaluation stage — by December 30, 2007.*

5.   *Presentation of the final report on calculated reserves and expected resources — by July 30, 2008.*

Geological exploration: *Bore hole drilling. Office processing of obtained data.*

Recurring payments: *The rate of recurring payments is fixed according to applicable law on mineral resources.*

Number: *DUD 13732 TP*

Date of issue: *August 22, 2006*

Valid to: *August 1, 2011*

Licensed operations: *Geological exploration and assessment of platinum-copper-nickel ore deposits in the Maslovsky area of the Taimyr Autonomous District*

Grounds for issue: *Order of the Federal Agency for underground natural resources No.641 of 02.08.2006 "On granting the right to use underground natural resources for the purpose of geological study (exploration and assessment) of platinum-copper-nickel ore deposits in the Maslovsky area of the Taimyr Autonomous District"*

Deposit area description: *The licensed site is situated in the Dudinski District of the Taimyr Autonomous District, 12 km SSW fromNorilsk. It has a status of geological claim with indefinite depth. The site's surface area is 24 sq km.*

The Issuer's committments:

1.   *Preparation and approval of geological study plan by 31.07.2007.* The plan was approved.

2.   *Beginning of exploration not later than 30.11.2007.* Done.

3.   *Completion of the exploration stage — by 31.11.2009.*

4.   *Completion of the assessment stage — by 31.11.2011.*

Geological exploration: *Preparation of draft exploration plan, exploration drilling and geodetic surveys.*

Recurring payments: *per sq. km: 90 roubles in 2006, 250 roubles in 2007-2011.*

Number: *DUD 13807 TP*

Date of issue: *October 26, 2006*

Valid to: *September 1, 2011*

Licensed operation: *Geological study (exploration and evaluation) of copper, nickel and associated mineral deposits at the Verkhne-Turumakitsky area.*

Grounds for issue: *Order of the Federal Agency for underground natural resources No.924 of 23.10. 2006 "On the execution of license for the right to use underground natural resources for the purpose of geological study (exploration and evaluation) copper, nickel and associated mineral deposits at the Verkhne-Turumakitsky area".*

Site description: *The licensed site is located in the Dudinski District of the Taimyr (Dolgano-Nenets) Autonomous District, 110 km from Norilsk. The site status is that of geological allotment without any limitations as for the depth of exploration. The site surface area is 568 sq km.*

The Issuer's committments:

1.   *Preparation and agreeing of the geological study plan – not later than 01.09.2007..*

2.   *Beginning of exploration not later than 01.12.2007.*

3.   *Completion of the exploration stage — by 30.12.2007*

4.   *Completion of the evaluation stage — by 01.08.2011.*

Geological exploration: *Exploration program development.*

Recurring payments: *The rate of recurring payments is as follows: 2006 – RUB 50/sq.km; 2007-2011 – RUB 110/sq.km.*

Number: *DUD 13808 TP*

Date of issue: *26.10.2006*

Valid to: *01.09.2011*

Licensed operation: *Geological study (exploration and evaluation) of copper, nickel and associated mineral deposits at the Vetkinskaya area.*

Grounds for issue: *Order of the Federal Agency for underground natural resources No. 926 of 23.10.2006 "On the execution of license for the right to use underground natural resources for the purpose of geological study (exploration and evaluation) of copper, nickel and associated mineral deposits at the Vetkinskaya area of the Taimyr (Dolgano-Nenets) Autonomous District".*

Site description: *The licensed site is located in the Dudinski District of the Taimyr (Dolgano-Nenets) Autonomous District, 75 km from Norilsk, at the west flank of the Norilsk Plateau. The site status is that of geological allotment without any limitations as for the depth of exploration. The site surface area is 264 sq km.*

The Issuer's committments:

1. *Preparation and agreeing of the geological study plan – by not later than 01.09.2007.*

2. *Beginning of exploration not later than 01.12.2007*

3. *Completion of the exploration stage — by 30.12.2009*

4. *Completion of the evaluation stage — by 01.08.2011*

Geological exploration: *Exploration program development.*

Recurring payments: *The rate of recurring payments is as follows: 2006 – RUB 50/sq.km; 2007-2011 – RUB 114/sq.km.*

Number: *DUD 13815 TP*

Date of issue: *01.11.2006*

Valid to: *20.10.2011*

Licensed operation: *Geological study (exploration and evaluation) of copper, nickel and associated mineral deposits at the Kureisko-Gorbiachinsky area.*

Grounds for issue: *Order of the Federal Agency for underground natural resources No. 950 of 27.10.2006 "On the execution of license for the right to use underground natural resources for the purpose of geological study (exploration and evaluation) of copper, nickel and associated mineral deposits at the Kureisko-Gorbiachinsky area of the Taimyr (Dolgano-Nenets) Autonomous District".*

Site description: *The licensed site is located in thesouth part of the Taimyr (Dolgano-Nenets) Autonomous District, 210 km to the south of Norilsk. This is the north of the Krasnoyarsk territory, 20 km to the north of Svetlogorsk.The site status is that of geological allotment without any limitations as for the depth of exploration. The site surface area is 3000 sq km.*

The Issuer's committments:

1. *Preparation and agreeing of the geological study plan – by20.10.2007.*

2. *Beginning of exploration not later than 20.12.2007*

3. *Completion of the exploration stage — by 30.06.2010.*

4. *Completion of the evaluation stage — by 20.09.2011*

Geological exploration: *Exploration program development.*

Recurring payments: *The rate of recurring payments is as follows: 2006 – RUB 90/sq.km; 2007-2011 – RUB 153.9/sq.km.*

Number: *DUD 00146 TE*

Date of issue: *July 31, 2001*

Valid to: *December 31, 2018*

Licensed operations: *Non-ferrous and precious metal extraction from tailing dump No. 1 of the Norilsk Concentrating Mill*

Grounds for issue: *Decision of the Governor of the Taimyr (Dolgano-Nenets) Autonomous District and the authorized representative of the Russian Ministry of Natural Resources "On the renewal of licenses for the use of underground natural resources of the Taimyr (Dolgano-Nenets) Autonomous District".*

Site description: *The site is an integrated technogenic deposit formed by final tailings of sulfide copper-nickel ore concentration. The tailing dump represents a ravine-type structure which accumulated final tailings of the Norilsk Concentration Mill during the period of 1946 to 1986. The bulk of the tailings consists of crushed*

enclosing rock including mineral and free-form useful components such as nickel, copper, cobalt, platinum, palladium, rhodium, osmium, iridium, ruthenium, gold, silver.

Tailings extraction in 2006: *2,164,509 kt.*

The Issuer's committments: *To comply with applicable standards, environment protection regulations; safety standards and regulations; to provide for geotechnical and survey supervision.*

Recurrent payments: *Mining tax as provided for by the legislation in force.*

Number: *DUD 00150 TE*

Date of issue: *July 31, 2001*

Valid to: *January 1, 2016*

Licensed operations: *Ore mining at Oktyabrskoye copper-nickel ore deposit*

Grounds for issue: *Decision of the Governor of the Taimyr (Dolgano-Nenets) Autonomous District and the authorized representative of the Russian Ministry of Natural Resources "On the renewal of licenses for the use of underground natural resources of the Taimyr (Dolgano-Nenets) Autonomous District".*

Site description: *Mineral resources consist of sulfide copper-nickel ore containing precious metals extracted by the underground mining method at "Oktyabrski" mine (rich and cupreous ore); "Taimyrski" mine (rich ore); "Komsomolski" mine("Zapad" shaft cupreous ore). The State Reserves Balance (Minutes No. 7542 of the USSR State Reserves Committee, 1975) records nickel, copper, cobalt (primary raw material), platinum, palladium, rhodium, osmium, iridium, ruthenium, gold, silver, selenium, tellurium and sulfur all of which are extracted from the ore.*

Possibility of and reasons for license renewal: *Subject to the mines' capacity and planned processing volume the reserves of copper-nickel ore at Oktyabrski deposit go beyond the term of this license which may be extended for the depletion period or other period specified by then applicable law.*

Ore output *depends on the level of non-ferrous and precious metal consumption, prevailing prices, mines' capacity, condition of rock in place and mining safety considerations.*

2006 output *of sulfide copper-nickel ore was 8,961.2 kt.*

The Issuer's committments: *To limit as far as possible selective mining of the most efficient resources; comply with applicable standards, regulations for the protection of mineral resources, surface and subsurface water, the atmosphere, wild life; provide for conservation of resources; carry out field prospecting. The license does not specify definite periods. The Issuer continuously performs all assumed responsibilities.*

Recurring payments. *Mining tax as provided for by the legislation in force.*

Number: *DUD 00151 TE*

Date of issue: *July 31, 2001*

Valid to: *January 1, 2016*

Licensed operations: *Ore mining at Talnakhskoye copper-nickel deposit*

Grounds for issue: *Decision of the Governor of the Taimyr Autonomous District and the authorized representative of the Russian Ministry of Natural Resources "On the renewal of licenses for the use of underground natural resources of the Taimyr (Dolgano-Nenets) Autonomous District".*

Site description: *Mineral resources consist of sulfide copper-nickel ore containing precious metals extracted by the underground mining method at "Komsomolski" mine (cupreous ore) and "Mayak" mine (disseminated ore). The State Reserves Balance (Minutes Nos. 4163, 4947, 7542 of the USSR State Reserves Committee) records nickel, copper, cobalt (primary raw material), platinum, palladium, rhodium, osmium, iridium, ruthenium, gold, silver, selenium, tellurium and sulfur all of which are extracted from the ore.*

Ore output *depends on the level of non-ferrous and precious metal consumption, prevailing prices, mines' capacity, condition of rock in place and mining safety considerations.*

2006 output: *of sulfide copper-nickel ore was 2,276.8 kt*

Possibility of and reasons for license renewal: *Subject to the mines' capacity and planned processing volume the reserves of copper-nickel ore at Talnakhski deposit go beyond the term of this license which may be extended for the depletion period or other period specified by then applicable law.*

The Issuer's committments: *To limit as far as possible selective mining of the most efficient resources; comply with applicable standards, regulations for the protection of mineral resources, surface and subsurface water, the atmosphere, soil, wild life; provide for conservation of resources; carry out field prospecting.* The license does not specify definite periods. The Issuer continuously performs all assumed responsibilities.

Recurring payments. *Mining tax as provided for by the legislation in force.*

Number: *DUD 00152 TE*

Date of issue: *July 31, 2001*

Valid to: *January 1, 2019*

Licensed operations: *Ore mining at Norilsk-1 copper-nickel deposit*

Grounds for issue: *Decision of the Governor of the Taimyr (Dolgano-Nenets) Autonomous District and the authorized representative of the Russian Ministry of Natural Resources "On the renewal of licenses for the use of underground natural resources of the Taimyr (Dolgano-Nenets) Autonomous District".*

Site description: *mineral resources consist of disseminated sulfide copper-nickel ore containing precious metals extracted by the underground mining method at "Zapolyarny" mine and "Medvezhi Ruchei" pit. The State Reserves Balance records nickel, copper, cobalt (primary raw material), platinum, palladium, rhodium, gold, selenium, tellurium. Osmium, iridium, ruthenium, gold, silver are also mined. The ore forms a large bottom sheetlike U-shaped deposit with thickness from 5 to 15 m at boundaries to 100 m in the thickest part.*

Ore output *depends on the level of non-ferrous and precious metal consumption, prevailing prices, mines' capacity, condition of rock in place and mining safety considerations.*

2006 output: *of sulfide copper-nickel ore was 2,889.1 kt*

The Issuer's committments: *to limit as far as possible selective mining of the most efficient resources; comply with applicable standards, regulations for the protection of mineral resources, surface and subsurface water, the atmosphere, soil, wild life; provide for conservation of resources; carry out field prospecting. The license does not specify definite periods. The Issuer continuously performs all assumed responsibilities.*

Recurring payments: *Mining tax under the legislation currently in force.*

OJSC Kola MMC

Number: *MUR 11985 BP*

Date of issue: *December 4, 2003*

Valid to: *November 1, 2008*

Licensed operations: *Geological exploration of the Monchegorski ore zone for platinum metals (Murmansk Region).*

Grounds for issue: *Resolution of the Russian Ministry of Natural Resources No. 492-p of November 5, 2003 "On granting the right to use underground natural resources for the purpose of geological study of PGM-bearing minerals at the Monchegorsky ore field of the Murmansk area".*

Deposit area description: *The licensed site has a mine claim status and is situated to the south of Monchegorsk. The site area is 39 sq km. In 1999-2000 OJSC "Kola Mining and Metallurgical Company" performed PMG exploration of the area including the licensed site under License No. MUR 00460 TP (registration date — September 29, 1999, expiry date — March 30, 2003). Within the area a range of geophysical and drilling operations relating to the geological exploration stage and floatation testing of small laboratory samples were performed resulting in the discovery of a number of sites with low-sulfide platinum manifestation. At present improvement of processing flowsheets is continued. The State Reserves Balance records for the site off-balance copper-nickel ore reserves and inferred PMG reserves of several ore manifestations.*

The Issuer's committments:

1.   *Preparation and approval of the operation plan – by April 30, 2004.* Executed.

2.   *Beginning of field survey – by June 30, 2004.* Executed.

3   *Completion of the exploration stage – by December 30, 2006.* Executed.

4.   *Completion of the evaluation stage — by September 30, 2008.*

5.   *Presentation of the final report on calculated reserves and expected resources — by October 30, 2008.*

Geological exploration: *Bore hole drilling. Chemical laboratory analyses. Office processing of obtained data.*

Recurring payments: *The rate of recurring payments is fixed according to applicable law on mineral resources.*

Number: *MUR 11986 BP*

Date of issue: *December 4, 2003*

Valid to: *November 1, 2008*

Licensed operations: *Geological exploration of the " Generalskaya Mountain " site for copper-nickel ore and platinoids (Murmansk area).*

Grounds for issue: *Resolution of the Russian Ministry of Natural Resources No. 491-p of November 5, 2003 "On granting the right to use underground natural resources for the purpose of geological study of Cu-Ni ores and PGM-bearing minerals at the "Generalskaya Mountain " site of the Murmansk area".*

Site description: *The licensed site has a mine claim status and is situated in the Pechengski District of the Murmansk Region near the town of Zapolayrny. The site area is 10.4 sq km. Before 2002 exploration there was performed by Murmansk Surveying Company of SZGTU and Pechenga Integrated Surveying Company funded by the Government. The 2002 exploration was funded and performed by Pechenga Integrated Surveying Company and OJSC Kola MMC and included magnetic prospecting, IP-MG electrical prospecting, transient electromagnetic exploration, field exploration, mining operations, drilling of holes 50 m to 1,700 m deep. The exploration showed that the mountain of Generalskaya is of a fundamentally laminated type and includes 3 to 7 horizons with 0.5 m to 10 m low-sulfide platinum manifestation traced to the depth of 1,500 m. Additionally, PMs manifestation was also discovered in cross-cutting bodies represented by vein-disseminated copper manifestation presumably of the stockwork type. AO "Institute Gipronickel" tested 5 laboratory samples of the ore to determine its processing properties. Within the site undiscovered P_1 platinoid, nickel and copper resources are recorded.*

The Issuer's committments:

1. Preparation and approval of the operation plan by June 30, 2004. Executed.

2. Beginning of field survey by June 30, 2004. Executed.

3. Completion of the exploration stage by December 30, 2006.

4. Completion of the evaluation stage — by August 30, 2008.

5. Presentation of the final report on calculated reserves and expected resources — by September 30, 2008. Report preparation.

Geological exploration: *Core logging and testing. Chemical laboratory analyses. Report preparation.*

Recurring payments: *The rate of recurring payments is fixed according to applicable law on mineral resources.*

Number: *MUR 13431 TP*

Date of issue: *December 28, 2005*

Valid to: *December 1, 2010*

Licensed operations: *Geological exploration – search and evaluation of copper-nickel ore deposits in the Yuzhno-Monchegorski area in the Murmansk Region.*

48

Grounds for issue: *Order of the Russian Federal Agency for the use of underground natural resources No. 1260 of 09.12.2005 "On granting the license for geological study (exploration and evaluation) of Cu-Ni ores at the Yuzhno-Monchegorski site of the Murmansk area".*

Site description. *The licensed site is situated within the municipal formation "the town of Monchegorsk with subordinate area" in Murmansk region, 60-10 km to the south of Monchegorsk. The licensed site has a mine claim status. The site area is 257.2 sq km. The main factor determining the site exploitability is availability in its limits of large layered intrusions of ultrabasic-basic formations: the Monchetundrovki massif, the massif of lake of Ostrovski, the Umbarechenski complex massifs which are associated with copper-nickel, vanadium-containing titanomagnetite and chromite ore manifestations.*

The Issuer's commitments:

1. Preparation and approval of the exploration and evaluation project -- by July 1, 2006.

2. Beginning of geological survey -- by September 1, 2006. Executed.

3. Completion of the exploration stage and report preparation by June 1, 2009.

4.Completion of the evaluation stage and presentation of the report by November 1, 2010.

Geological exploration: *Office processing of geological and geophysical data.*

Recurring payments: *Recurring payments shall be made according to the following rates: 2005 – 50 RUB per 1 sq km; 2006-2008 – 100 RUB per 1 sq m; 2009-2010 – 150 RUB per 1 sq km.*

Number: *MUR 13432 TP*

Date of issue: *December 28, 2005*

Valid to: *December 1, 2010*

Licensed operations: *Geological exploration – search and evaluation of copper-nickel ores and PGM mineral deposits at the Solozerski site of the Murmansk area.*

Grounds for issue: *Order of the Russian Federal Agency for the use of underground natural resources No. 1255 of 09.12.2005 "On granting the license for geological study (exploration and evaluation) of Cu-Ni ores and PGM deposits at the at the Solozerski site of the Murmansk area".*

Site description. *The licensed site is situated inside the "Kolski District" municipal formation of the Murmansk Region, near the township of Verkhnetulomski, 60 km to the north-east of the town of Cola. The site has a mine claim status. The site area is 215 sq km. In the site area, massifs of basic-ultrabasic rocks have been discovered which relate to the Allarechenski, Monchegorski, Karikyavrski, Lovnoozerski and Kambaldinski (Komatiitov) ore-bearing formations. Some of them bear established copper-nickel, chromite and platinometal ore grade mineralization. The most explored area is a laminated massif in the vicinity of Lake of Solozero. The massif was explored by test hole drilling (50-180 m), has a dimension of 0.5x1.5 km in plan, is divided by fractures into three blocks, contains a scarce sulphide impregnation.*

The Issuer's commitments:

1. Preparation and approval of the exploration and evaluation project -- by July 1, 2006.

2. Beginning of geological survey -- by September 1, 2006. Executed.

3. Completion of the exploration stage -- by May 1, 2009.

4. Completion of the evaluation stage and presentation of the report – by October 1, 2010.

Geological exploration: *Airborne geophysical survey.*

Recurring payments. *Recurring payments shall be made according to the following rates: 2005 – 90 RUB per 1 sq km; 2006-2008 – 100 RUB per 1 sq km; 2009-2010 – 150 RUB per 1 sq km.*

Number: *MUR 13433 BP*

Date of issue: *December 28, 2005*

Valid to: *November 1, 2010*

Licensed operations: *Geological exploration – search and evaluation of hardrock gold deposits at the Solenoozerski site of the Murmansk area.*

Grounds for issue: *Order of the Russian Federal Agency for the use of underground natural resources No. 1259 of 09.12.2005 "On granting the license for geological study (exploration and evaluation) of hardrock gold deposits at the Solozerski site of the Murmansk area".*

Site description. *The licensed site is situated inside the "town of Kirovsk with subordinate area", "Lovozerski District" and "Terski District" municipal formations of the Murmansk Region and extends to the south-west of Mount of Kirovskaya for more than 90 km. The site has a mine claim status. The site area is 706 sq km. In geologic and tectonic terms, the site relates to the Western and Central Block of the Imandra-Varzugski structural and tectonic zone created by the early Proterozoic volcanogenic-sedimentary complex. The area is considered to be exploitable for search of gold due to development in this area of black-shale formations which are attributed to the most gold-bearing rocks. Within this area, direct prospecting indicators of gold mineralization have been registered – gold-sulphide, gold-quartz-sulphide, gold-antimonic-arsenic manifestations in sulphide-carbon shales.*

The Issuer's commitments:

1. Preparation and approval of the exploration and evaluation project -- by July 1, 2006. Executed

2. Beginning of geological survey – by September 1, 2006. Executed

3. Completion of the exploration stage -- by May 1, 2009.

4. Completion of the evaluation stage and presentation of the report -- by October 1, 2010.

Geological exploration. *Geophysical survey. Geochemical study. Exploration field routes laying. Office processing of geological and geophysical data.*

Recurring payments. *Recurring payments shall be made according to the following rates: 2005 – 90 RUB per 1 sq km; 2006-2007 – 160 RUB per 1 sq km; 2008-2009 – 200 RUB per 1 sq km; 2010 – 270 RUB per 1 sq km.*

Number: *MUR 13434 BP*

Date of issue: *December 28, 2005*

Valid to: *December 1, 2010*

Licensed operations: *Geological exploration – search and evaluation of ore gold deposits at the Irinegorski site of the Murmansk area.*

Grounds for issue: *Order of the Russian Federal Agency for the use of underground natural resources No. 1258 of 09.12.2005 "On granting the license for geological study (exploration and evaluation) of gold deposits at the Irinegorski site of the Murmansk area".*

Site description. *The licensed site is situated inside the "town of Kanadalaksha with subordinate area" municipal formation of the Murmansk Region, 70 km to the south-west of Mount of Kandalaksha. The site has a mine claim status. The site area is 1055 sq km. The exploration area is 900 sq km. No specialized operations for gold extraction have been carried out within the licensed site. The geological exploration was aimed at discovery of molybdenum, copper-nickel ores, glist and ceramic raw materials.*

The Issuer's commitments:

1. Preparation and approval of the exploration and evaluation project -- by July 1, 2006. Executed

2. Beginning of geological survey – by September 1, 2006. Executed

3. Completion of the exploration stage -- by June 1, 2009.

4. Completion of the evaluation stage and presentation of the report -- by November 1, 2010.

Geological exploration: *Exploration program drafting. Surface survey data processing.*

Recurring payments. *Recurring payments shall be made according to the following rates: 2005 – 90 RUB per 1 sq km; 2006-2008 – 150 RUB per 1 sq km; 2009-2010 – 270 RUB per 1 sq km.*

Number: *MUR 13435 BP*

Date of issue: *December 28, 2005*

Valid to: *December 1, 2010*

Licensed operations: *Geological exploration – search and evaluation of ore gold deposits at the South-Pechenega site of the Murmansk area.*

Grounds for issue: *Order of the Russian Federal Agency for the use of underground natural resources No. 1257 of 09.12.2005 "On granting the license for geological study (exploration and evaluation) of gold deposits at the South-Pechenega site of the Murmansk area".*

Site description. *The licensed site is situated inside the Pechenega District of the Murmansk Region. The site northern boundary is located at a distance of 10 km to the south of the district center – the township of Nickel. The site has a mine claim status. The site area is 392 sq km.*

The Issuer's commitments:

1. Preparation and approval of the exploration and evaluation project -- by July 1, 2006. Executed

2. Beginning of geological survey -- by September 1, 2006. Executed

3. Completion of the exploration stage – by June 1, 2009.

4. Completion of the evaluation stage and presentation of the report – by November 1, 2010.

Geological exploration: *Exploration program drafting. Surface survey data processing.*

Recurring payments. *Recurring payments shall be made according to the following rates: 2005 – 90 RUB per 1 sq km; 2006-2008 – 160 RUB per 1 sq km; 2009-2010 – 270 RUB per 1 sq km.*

Number: *MUR 13436 BP*

Date of issue: *December 28, 2005*

Valid to: *December 1, 2010*

Licensed operations: *Geological exploration – search and evaluation of platinum-group metals and gold in the Shouninski zone.*

Grounds for issue: *Order of the Russian Federal Agency for the use of underground natural resources No. 1256 of 09.12.2005 "On granting the right to use underground natural resources for geological study (exploration and evaluation) of PGM and gold minerals at the western flank of Pechenega structure (Shouninski zone) of the Murmansk area".*

Site description. *The licensed site is situated inside the Pechenega District of the Murmansk Region at a distance of 6 - 15 km to the south-west of the district center – the township of Nickel and 9-10 km to the east of the state boundary with Norway. The site has a mine claim status. The exploration site area is 53 sq km. Within the Pechenega structural zone, by operations previously carried out in 1970-1994, increased content of platinum-group metals was discovered. In this area, during geochemical explorations a contrasting aninomaly extending up to 13 km at a width of 1.5 - 3.5 km was discovered, which was associated with effusive-sedimentary formations of the Pechenega structure western side.*

The Issuer's commitments:

1. Preparation and approval of the exploration and evaluation project -- by July 1, 2006. Executed

2. Beginning of geological survey -- by September 1, 2006. Executed

3. Completion of the exploration stage -- by May 1, 2009.

4. Completion of the evaluation stage and presentation of the report -- by October 1, 2010.

Geological exploration. *Draft exploration program development. Surface survey data processing.*

Recurring payments. *Recurring payments shall be made according to the following rates: 2005 – 90 RUB per 1 sq km; 2006-2008 – 180 RUB per 1 sq km; 2009-2010 – 270 RUB per 1 sq km.*

Number: *MUR 13537 BP*

Date of issue: *March 20, 2006.*

Valid to: *December 1, 2010.*

Licensed operations: *Geological exploration – search and evaluation of platinum, nickel and copper deposits in the North-Monchegorski zone.*

Grounds for issue: *Order of the Russian Federal Agency for the use of underground natural resources No. 215 of 20.03.2006 "On granting the right to use underground natural resources for geological study (exploration and evaluation) of PGM, Ni and Cu minerals in the North-Monchegorsky zone of the Murmansk area".*

Deposit area description. *The licensed site is situated inside the Monchegorski, Kola and Olenegorski areas of the Murmansk Region. The site has a mine claim status. The exploration site area is 979 sq km. The site is located in the Monchegorski ore district with industrially significant manifestations of copper-nickel ores with low-sulfide platinum mineralization.*

The Issuer's commitments:

1. Preparation and approval of the exploration and evaluation project – by July 1, 2006. Executed

2. Beginning of geological survey -- by September 1, 2006. Executed

3. Completion of the exploration stage -- by May 1, 2009.

4. Completion of the evaluation stage and presentation of the report -- by October 1, 2010.

Geological exploration. *Draft exploration program development. Geophysical survey. Geochemical study.*

Recurring payments. *Recurring payments shall be made according to the following rates: 2006-2008 – 180 RUB per 1 sq km; 2009-2010 – 270 RUB per 1 sq km.*

Number: *MUR 00421 TE*

Date of issue: *December 30, 1998*

Valid to: *November 30, 2013*

Licensed operations: *Sulfide copper-nickel ore mining at the Zhdanovskoye deposit to extract nickel, copper, cobalt, sulfur, gold, silver, platinoids.*

Grounds for issue: *Resolution No.78/90-p of 24.12.1998 passed by Murmansk Area Administration and the Committee for Natural Resources of the Murmansk Region (on the renewal of licenses)*

Deposit area description: *The Zhdanovskoye deposit was discovered in 1947 and has been developed since 1959. Open-pit mining is expected to the minus 99 level after which it will be replaced by underground mining. The available reserves were approved by the USSR State Reserves Committee in 1952, 1955 and 1962. Additional exploration revealed new deposits — Bystrinskoye (1983), Tundrovoye (1986) being a geological extension of the Zhdanovskoye deposit. In 1990 a general reestimation of reserves was performed approved by Minutes No. 63 of the State Reserves Committee of the Russian Ministry of Ecology dated June 26, 1992 resulting in a 1.8 times increase of total reserves. Nickel, copper, cobalt, sulfur, platinum, palladium, rhodium, gold, silver, selenium and tellurium reserves were approved. Ore was extracted in four open pits: Tsentralny, Zapadny, Vostochny and Yuzhny. Ore reserves down to the levels – 159 and – 144 m are fully mined. Zapadny open pit will be closed in 2007 and Yuzhny open pit – in 2009. Since 2004 mining operations have been transferred to underground section of Zhdanovsky deposit. Ore output at Severny Mine shall be increased to 6 Mtpa.*

Ore output: *depends on the level of demand and designed capacity of the mines.*

2006 output: *sulfide copper-nickel ore — 5,270.3 kt (here and after means dry weight), including 4,161.9 kt from open pit and 1,108.4 kt from underground Seveny mine. In addition, 896.1 kt of low grade ore from old stockpiles have been processed.*

The Issuer's committments: *To apply state-of-the art technology, comply with applicable environmental standards and regulations, safety standards and regulations; to protect tailing dumps, spoil banks, substandard ore storage and record basic useful components contained therein; to provide for disturbed land rehabilitation.*

Recurring payments: *Mining tax as provided by the legislation in force.*

Number: *MUR 00422 TE*

Date of issue: *December 30, 1998*

Valid to: *December 31, 2018*

Licensed operations: *Sulfide copper-nickel ore mining at the Kaula, Kotselvaara-Kammikivi, Semiletka deposits to extract nickel, copper, cobalt, sulfur, gold, silver, platinoids.*

Grounds for issue: *Resolution No.78/90-p of 24.12.1998 passed by Murmansk Area Administration and the Committee for Natural Resources of the Murmansk Region (on the renewal of licenses)*

Deposit area description: *The Kaula, Kotselvaara-Kammikivi, Semiletka deposits are situated in the Pechenga District of the Murmansk Region near the township of Nickel forming a single ore field. All deposits are developed through underground mining by "Kaula-Kotselvaara" mine, open pit deposits has long been depleted. Mining operations were started: at Kaula in 1945, at Kotselvaara-Kammikivi in 1951, at Semiletka in 1966. The reserves of the Semiletka and Kotselvaara-Kammikivi deposits were approved in 1966.*

Ore output: *depends on the level of demand and designed capacity of the mines.*

2006 output: *sulfide copper-nickel ore — 823.0 kt.*

The Issuer's committments: *Produce sulfide copper-nickel ores in accordance with the following basic conditions: develop the ore deposit according to the approved plan agreed with the State Environmental Expertise Committee and the State Expertise for Industrial Safety with annual mine capacity of 600 thousand tons of ore, prepare and approve the plan of liquidation (conservation) of the mining enterprise in the prescribed manner not later than 6 months prior to expected term of completing development of the ore deposit; carry out an advance geological survey of the natural resources; comply with applicable environmental standards and regulations, safety standards and regulations; protect tailing dumps, spoil banks, substandard ore storage and record basic useful components contained therein; provide for disturbed land rehabilitation; take measures prescribed by law and applicable regulatory documents in the field of industrial safety and labor protection, in the field of environmental and resources protection as well as for participating in socio-economic development of the Pechenega area and the Murmansk Region.*

Recurring payments: *Mining tax as provided for by the legislation in force.*

Number: *MUR 00423 TE*

Date of issue: *December 30, 1998*

Valid to: *November 30, 2013*

Licensed operations: *Sulfide copper-nickel ore mining at the Polar deposit to extract nickel, copper, cobalt, sulfur, gold, silver, platinoids.*

Grounds for issue: *Resolution No.78/90-p of 24.12.1998 passed by Murmansk Area Administration and the Committee for Natural Resources of the Murmansk Region (on the renewal of licenses)*

Deposit area description: *The deposit is situated in close vicinity to the town of Zapolyarny in underlaying phyllites of the Zhdanovskoye deposit sheet. Discovered in 1966. Reserves were twice approved by the USSR State Reserves Committee — in 1974 and 1982. Developed since 1975 through underground mining by the "Severny" mine. The copper-nickel deposits of Zhdanovskoye, Zapolyarnoye, Tundrovoye, Bystrinskoye, Verkhnee and Sputnik are a part of the East ore knot of the Pechenga ore field and have a common underground mining mode (to the level of minus 920 m) within a common mine take including also open-cut mines of the Zhdanovskoye deposit. The last update of the deposit opening and mining project was approved on December 6, 2001.*

Ore output: *depends on the level of demand and designed capacity of the mines.*

2006 output: *sulfide copper-nickel ore — 644.5 kt .*

The Issuer's committments: *to apply state-of-the art technology, comply with applicable environmental standards and regulations, safety standards and regulations; to protect tailing dumps, spoil banks, substandard ore storage and record basic useful components contained therein; to provide for disturbed land rehabilitation.*

Recurring payments: *Mining tax as provided by the legislation in force.*

Number: *MUR 00424 TE*

Date of issue: *December 30, 1998*

Valid to: *September 30, 2016*

Licensed operations: *Sulfide copper-nickel ore mining at the Tundrovoye, Bystrinskoye, Verkhnee, Sputnik deposits to extract nickel, copper, cobalt, sulfur, gold, silver, platinoids.*

Grounds for issue: *Resolution No.78/90-p of 24.12.1998 passed by Murmansk Area Administration and the Committee for Natural Resources of the Murmansk Region (on the renewal of licenses)*

Deposit area description: *The deposits of Tundrovoye, Bystrinskoye, Verkhnee, Sputnik, Zhdanovskoye and Zapolyarnoye are a part of the East ore cluster of the Pechenga ore field consisting of several groups of superimposed ore bodies while the Tundrovoye and Bystrinskoye deposits are a direct extension (i.e. deep levelsand flanks) of the Zhdanovskoye deposit. The Tundrovoye, Bystrinskoye, Verkhnee, Sputnik deposits have been subject to detailed exploration and approval of their in-place reserves. The project of deposit opening and mining to the level of – 440 m was approved on September 24, 1993 and updated on December 6, 2001. A part of Tundrovoye deposit is included in the project of Severny mine development to the depth of 440 m and ore output increase to 6 Mtpa.*

The mining plan envisages a gradual transfer to these deposit along with the depletion of ore reserves under the first phase of Zhdanovskoye mining to –440 m level. The production at the Tundrovoye deposit will commence in 2009.

Also in 2006, in compliance with GKZ's recommendations, a pre-feasibility study of the whole group of these deposits (including all categories of ore reserves) was started. Its completion is expected in 2007.

Ore output: *depends on the level of demand and designed capacity of the mines. No ore was produced in 2006.*

The Issuer's committments: *to apply state-of-the art technology, comply with applicable environmental standards and regulations, safety standards and regulations; to protect tailing dumps, spoil banks, substandard ore storage and record basic useful components contained therein; to provide for disturbed land rehabilitation.*

Recurring payments: *Mining tax as provided for by the legislation in force.*

Number: *MUR 00522 TE*

Date of issue: *January 26, 2001*

Valid to: *December 31, 2009*

Licensed operations: *Additional geological survey and chromite ore mining at the Sopcheozerskoye ore deposit.*

Grounds for issue: *Resolution of the Murmansk Region Administration No. 146-p/45 of December 9/20, 2000 on conversion of License No. MUR 00383 TE.*

Deposit area description: *The Sopcheozerskoye ore deposit is situated 9 km to the south-west of the town of Monchegorsk, its total area being 5 sq km and depth limitation minus 500 m from the surface. The site should be considered excluding the Sopchyavr lakescape and the water protection area around the lake and along inflowing streams. The deposit was investigated in 1995-1996 at the explorations stage by magnetic and gravimetric prospecting, drilling of holes 70 to 490 m deep and laboratory testing of processing properties. During the period of 1997 to 2000 the deposit was subject to prospect evaluation survey which showed that the blanket ore body extended under morainic deposits 20 to 40 m thick. The deposit's total reserves and grades $C_1 + C_2 + P_1$ undiscovered potential resources were approved by the Regional Reserves Committee of the Committee for Natural Resources of the Murmansk Region (Minutes No. 42-2000 dated August 17, 2000). The deposit's reserves and resources may increase along the boundaries.*

The Issuer's committments:

1. Additional geological survey (evaluation and prospecting) shall be completed and obtained data shall be submitted for state appraisal by 4Q 2000. The survey has been completed. The deposit's total reserves and grades $C_1 + C_2 + P_1$ undiscovered potential resources were approved by the Regional Reserves Committee of the Committee for Natural Resources of the Murmansk Region (Minutes No. 42-2000 dated August 17, 2000).

2.   The report on calculated reserves shall be presented by Quarter IV 2002. Since the idea of the deposit's geological structure and area changed, the scope of exploration work and timing of work performance were increased. The report was presented in 2005. The reserves were approved by the GKS's Rosnedra protocol No.1144 of 28.12.2005.

3. The starting date of commercial development and the period of reaching design capacity shall be specified in a supplementary license agreement subject to the results of state appraisal.

4. Pilot mining of up to 50 thousand t. The Department of Natural Resources of the Murmansk Region approved amendment of the license agreement as regards pilot mining of 150 thou t for the purpose of continued improvement of the opening scheme and performance of an additional technological study.

Other responsibilities of the Issuer: To perform mining operations in accordance with applicable environmental standards; to apply technology preventing pollution of the lake of Sopchyarv and the creek of Petlanditovy, to arrange the monitoring of adverse effects of geological survey and mining operations on environment; to provide for land rehabilitation upon mining completion.

Ore output. According to the bidding terms the Issuer shall annually increase the output of chromite ore by at least 200 thousand t according to the duly approved mining project. The output and the period of reaching design capacity shall be specified in a supplementary license agreement. The supplementary license agreement established commencement of commercial deposit development not later than 1Q 2005. The period of reaching design capacity of the mining company is 1Q 2007. No ore is presently mined.

Recurring payments: Regular payments for the use of underground natural resources and mining tax as provided for by the legislation in force.

Number: MUR 00554 TE

Date of issue: February 4, 2002

Valid to: December 31, 2021

Licensed operations: Titan-magnetite – ilmenite ore exploration and mining in the south-east part of the Gremyakha-Vyrmes Massif.

Grounds for issue: Joint Resolution of the Russian Ministry of Natural Resources (No. 17 of May 3, 2001) and the Murmansk Region Administration (No. 186 ПП of May 25, 2001) "On Results of Bidding for Exploration and Development of titano-magnetite – ilmenite ore deposit at the South-East Part of the Gremyakha-Vyrmes Massif".

Deposit area description. The site in located in the Kolski District of the Murmansk Region, 30 km to the south-west of the township of Murmashi. Explored in 1994-1995 at the stage of exploration and evaluation by magnetic prospecting, drilling of holes 120 to 360 m deep and laboratory testing of the ore processing properties (11 small samples and 1 laboratory technological sample). The deposit consists of 6 steep ore bodies. Since August 2000 the site was explored under License No. MUR 00483TP issued to OJSC "Kola Mining and Metallurgical Company" and valid to March 31, 2003 which was cancelled on the date of issue of the license under review. The site has a mine take status, its area being 3 sq km and provisional depth limitation minus 500 m from the surface.

The Issuer's committments:

1. Geological exploration shall be completed by September 30, 2002, its results used to prepare a feasibility study and "provisional" conditions. If found feasible the project of geological exploration shall be developed by December 31, 2002. Executed.

2.Geological exploration shall include two stages. Stage 1 — exploratory drilling for future mining to the depth of 200 m, approval of C_1 (possibly B) grade reserves, preparation of the mine technical project, presentation of the report on reserve calculations by December 31, 2003. Stage 2 — further exploration of the deposit area – 2004-2006; the scope of mining and drilling operations to be specifien in another separate project.

Since the understanding of the deposit's geological structure and scale has changed, the scope of exploration work and timing of work performance were increased.

In the course of exploration a large number of works have been carried out: 1:1000 plot table survey, bore hole drilling, geodetic survey (magnetic and GIS), ore sampling, a study of hydrogeological and undergroung

mining conditions, verification of information on ore intercepts and core yield, mineral contents (TiO_2 *and* Fe_{total}.), *etc.*

Kola MMC has perfomed the evaluation of current ore reserves (with breakdown by categories) as of 01.01.2004.

Ore output: *The output and the period of reaching design capacity shall be specified in a supplementary license agreement. No ore mining is presently performed.*

Other responsibilities of the Issuer: *To perform mining operations in accordance with applicable environmental standards; to apply technology preventing pollution of surface and subsurface water; to arrange the monitoring of adverse effects of geological survey and mining operations on environment; to provide for land rehabilitation upon mining completion.*

Recurring payments: *Regular payments for the use of underground natural resources and mining tax as provided for by the legislation in force.*

Kingashskaya Mining Company LLC

Number: *KPP 01664 TP*
Date of issue: *July 11, 2006*
Valid to: *June 30, 2011*
Licences operations: *Geological study of Cu-Ni and PGM-bearing ores in the Tunguska zone using the methods of pit sampling, trenching and core hole drilling.*

Grounds for license issue: *Resolution of the Tender Commission that reviews applications filed by entities willing to obtain the right to use underground natural resource in the Krasnoyarsk Territorys, dated 22.06.2006.*

Site description: *The license site is situated near Bor settlement, in the estuary zone of Podkamennaya Tunguska river (Turukhansky district of the Krasnoyarsk territory and Evenkiysky municipal region of the Evenkiysky Autonomous District). The site status is that of geological concession with total area of 4,800 sq.km, without any limitations as for the depth of exploration.*

The Issuer's commitments:
1.   *Develop and agree project documentation for the exploration of Tunguska zone – before 11.01.2007.*
2.   *Ensure the implementation of approved exploration program (study of Cu-Ni ores and associated PGM minerals in the Tunguska zone) – 2006 – 2011.*
Geological exploration. *Development of project documentation and cost estimates.*
Recurring payments: *Regular payments for the use of undergraound natural resources at the rate of RUB 85/sq.km.*

Number: *KPP 13772 TP*
Date of issue: *02.10.2006*
Valid to: *01.08.2011*
Licences operations: *Geological study of Cu-Ni and PGM-bearing ores in the South-East part of Kingashskay area.*

Grounds for license issue: *Order of the Russian Federal Agency for the use of underground natural resources No. 827 of 26.09.2006 "On granting the right to use underground natural resources for geological study (exploration and evaluation) of PGM, Ni and Cu minerals in the South-East part of Kingashskay area".*

Deposit area description: *The licensed site is situated in the Irbeiski and Sayansky districts of the Krasnoyarsk Territory, at the upper reaches of the Kann River (Yenissei's right tributary). It has a status of geological claim with indefinite depth. The site's surface area is 740 sq km.*

The Issuer's committments:

1.   *Preparation and approval of geological study plan by 01.11.2007.*

2.   *Beginning of exploration not later than 01.11.2007.*

3.   *Completion of the exploration stage — by 31.12.2009.*

4.   Completion of the assessment stage — by 31.07.2011.

Geological exploration: *Preparation of draft exploration plan. .*

Recurring payments: *per sq. km: 90 roubles in 2006, 250 roubles in 2007-2011.*

Number: *KPP 13780 TP*
Date of issue: *02.10.2006*
Valid to: *01.08.2011*
Licences operations: *Geological study of Cu-Ni and PGM-bearing ores in the South-East part of Kingashskay area.*

Grounds for license issue: Order of the Russian Federal Agency for the use of underground natural resources No. 869 of 05.10.2006 *"On the renewal of the license to use underground natural resources for geological study (exploration and evaluation) of PGM, Ni and Cu minerals in the South-East part of Kingashskay area". (This license replaces License KPP11303 TP issued 02.10.2002)*

Deposit area description: *The licensed site is situated in the north-eastern part of the Kann massif, which constitutes an outshot of the Siberian platform's Precambrian basement. It has a status of geological claim with limited depth (300 m). The site's surface area is 260 sq km.*

The Issuer's committments:

1.   *Preparation and approval of geological study plan by 30.02.2003.* Done.

2.   *Beginning of field geological works not later than 30.06.2003.* Done.

3.   *Completion of the first exploration stage — by 30.12.2004.* Done.

4.Completion of the second exploration stage — by 30.12.2006.

5. Delivery of the final report with the results of reserves and recourses estimation – by 01.07.2007.

Geological exploration: *Preparation and presentation of the report on the results of the first exploration stage. Planning of the second exploration stage. Bore hole drilling. Geophysical study.*

Recurring payments: *180 roubles per sq. km.*

<u>OJSC "Taimyrgas"</u>

Number: *DUD 00093 NE*
Date of issue: *December 29, 1998*
Valid to: *January 1, 2020*

Licensed operations: *Gas and gas condensate recovery from Lower Cretaceous deposits (Sukhodudinskaya suite) and geological exploration for the purpose of new resources development in Cretaceous and Jurassic deposits at the Pelyatkinskoye gas-condensate field.*

Grounds for issue: *Resolution of the Administration of the Taimyr (Dolgano-Nenets) Autonomous District and the Committee for Natural Resources of the Taimyr Autonomous District on the conversion of License No. DUD 00040 NE "Gas and condensate recovery and additional prospecting at the Pelyatkinskoye gas-condensate field" based on paragraph 4, Article 10-1 and paragraph 3, Article 17-1 of Law of the Russian Federation No. 27-ФЗ "On Mineral Resources" of March 3, 1995.*

Deposit site description: *The licensed site is situated in the Ust-Yeniseiski District of the Taimyr (Dolgano-Nenets) Autonomous District 210 km to the west of Dudinka and has a mine claim status restricted by the bottom of Jurassic deposits. The site area is 28,875.56 ha.*

Responsibilities: *Pursuant to the license agreement the license holder shall construct the Pelyatkinskoye field – Severo-Soleninskoye field gas pipeline, the field exploitation rate being specified by the pilot development project subject to the demand of consumers within the Taimyr Autonomous District consumers and the areas under supervision of the Norilsk City Administration.*

Recurring payments: *gas — 147 Rubles per 1,000 cu m, condensate — 17.5%.*

<u>Licenses held by OJSC "Norilskgasprom"</u>

Messoyakhsky subsoil plot

Number: *DUD 13583 NE*
Date of issue: *April 25, 2006*
Valid to: *June 2018*

Licensed operations: *Hydrocarbon gas production from Dolgan deposits, geological exploration of Lower Cretaceous and Jurassic deposits at the Messoyakhskoye gas field followed by development of new deposits.*

Grounds for issue: *The Order by the Federal Agency of Subsurface Use under Article 17-1 of the Russian Law On Mineral Resources in view of the change in the name of the legal person authorized for subsurface use. Deposit site description: The site is situated in the Ust-Yeniseiski District of the Taimyr Autonomous District, Tazovski District of the Yamalo-Nenets Autonomous District. The site with a mine claim status has an area of 23,982.3 ha.*

Responsibilities: *Compliance with applicable standards (GOSTs, regulations and rules) for operating safety, field development control and protection of subsoil; utilization of mineral resources solely for approved purposes; development of the field in accordance with the approved project and technical maintenance rules; application of the most efficient recovery methods to produce mineral resources and extract all of their useful components; prevention of above-standard losses of mineral resources, selective reservoir development, operation of nontight wells, gas crossflow between beds and gas escape to the surface; recording of the condition and changes of reserves and losses of mineral resources; development drilling and maintenance of geological, surveying and engineering documentation; prevention of any damage to the developed field and adjacent fields, protection of temporarily preserved mineral resources; providing for operations safety for employees and local population, protection of the field from fire and other hazards deteriorating the quality of mineral resources and the field's commercial value or impeding development thereof; preparation and approval of emergency response plans; prevention of the construction within the mine take of buildings, structures and other facilities without consent of supervisory authorities; providing for conservation and abandonment of the field or a part thereof in case of development suspension or discontinuation upon approval by supervisory authorities; reclamation of the sites disturbed by the development of mineral resources as specified by applicable law; entry into land use agreements with land owners; obtaining licenses for utilization of water resources.*

Performance of responsibilities: *Land lease agreements with district administrations were made. The license for utilization of water resources was obtained. The license for a water intake was obtained.*

Regular basis payments: *gas – 147 Rubles per 1,000 m³, condensate – 17.5%.*

North-Soleninsky subsoil plot

Number: *DUD 13582 NE*
Date of issue: *April 25, 2006*
Valid to: *June 2018*

Licensed operations: *Production of hydrocarbon gas and condensate, geological survey and consequent development of new deposits in Lower Cretacious and Jurassic deposits at North-Soleninskoye gas condensate field.*

Grounds for issue: *The Order by the Federal Agency of Subsurface Use under Article 17-1 of the Russian Law On Mineral Resources in view of the change in the name of the legal person authorized for subsurface use.*

Subsoil plot description: *The subsoil plot is situated near township of Tukhard, Ust-Yenisei Municipality, Taimyr Autonomous District, Tazovsky District of Yamalo-Nenets Autonomous District. The site with a mine claim status has an area of 12,651.3 ha*

58

Responsibilities: *Compliance with applicable standards (GOSTs, regulations and rules) for operating safety, field development control and protection of subsoil; utilization of mineral resources solely for approved purposes; development of the field in accordance with the approved project and technical maintenance rules; application of the most efficient recovery methods to produce mineral resources and extract all of their useful components; prevention of above-standard losses of mineral resources, selective reservoir development, operation of nontight wells, gas crossflow between beds and gas escape to the surface; recording of the condition and changes of reserves and losses of mineral resources; development drilling and maintenance of geological, surveying and engineering documentation; prevention of any damage to the developed field and adjacent fields, protection of temporarily preserved mineral resources; providing for operations safety for employees and local population, protection of the field from fire and other hazards deteriorating the quality of mineral resources and the field's commercial value or impeding development thereof; preparation and approval of emergency response plans; prevention of the construction within the mine take of buildings, structures and other facilities without consent of supervisory authorities; providing for conservation and abandonment of the field or a part thereof in case of development suspension or discontinuation upon approval by supervisory authorities; reclamation of the sites disturbed by the development of mineral resources as specified by applicable law; entry into land use agreements with land owners; obtaining licenses for utilization of water resources; upon completion of exploration follow the standard procedure to provide the results of calculating hydrocarbon reserves in Low Heta and Jurassic deposits for expert evaluation.*

Performance of responsibilities: *Land lease agreements were made with district administrations. The license for utilization of water resources was obtained. The license for a water intake was obtained.*
Regular basis payments: gas – 147 Rubles per 1,000 m³, condensate – 17.5%.

South-Soleninsky subsoil plot

Number: *SLH 13006 NE*
Date of issue: *February 25, 2005*
Valid to: *2018*

Grounds for issue: *The Order by the Federal Agency of Subsurface Use under Article 17-1 of the Russian Law On Mineral Resources in view of the change in the name of the legal person authorized for subsurface use through reorganization for the term and under conditions as specified in license SLH 00019 NE.*

Licensed operations:
- *Hydrocarbon gas and condensate production*
- *Geological survey, exploration and subsequent development of new parts of Lower Cretaceous and Jurassic deposits*

Deposit site description: *The site is situated 215 km to the north-east of the township of Tazovski, Yamalo-Nenets Autonomous District, Tyumen Region. The site with a mine claim status has an area of 12,183 ha.*

Responsibilities: *Compliance with applicable standards (GOSTs, regulations and rules) for operating safety, field development control and protection of subsoil; utilization of mineral resources solely for approved purposes; development of the field in accordance with the approved project and technical maintenance rules; application of the most efficient recovery methods to produce mineral resources and extract all of their useful components; prevention of above-standard losses of mineral resources, selective reservoir development, operation of nontight wells, gas crossflow between beds and gas escape to the surface; recording of the condition and changes of reserves and losses of mineral resources; development drilling and maintenance of geological, surveying and engineering documentation; prevention of any damage to the developed field and adjacent fields, protection of temporarily preserved mineral resources; providing for operations safety for employees and local population, protection of the field from fire and other hazards deteriorating the quality of mineral resources and the field's commercial value or impeding development thereof; preparation and approval of emergency response plans; prevention of the construction within the mine take of buildings, structures and other facilities without consent of supervisory authorities; providing for conservation and abandonment of the field or a part thereof in case of development suspension or discontinuation upon approval by supervisory authorities; reclamation of the sites disturbed by the development of mineral resources as specified by applicable law; entry into land use agreements with land owners; obtaining licenses for utilization of water resources; upon completion of exploration follow the standard procedure to provide the results of calculating hydrocarbon reserves in Low Heta and Jurassic deposits for expert evaluation.*

59

Performance of responsibilities: *Land lease agreements were made with district administrations. The license for utilization of water resources was obtained.*

Regular basis payments: *gas – 147 Rubles per 1,000 m³, condensate – 17.5%.*

b)   Mineral processing

Polar Branch

The ore from the Polar Branch's mines is concentrated by Talnakh and Norilsk Concentrating Mills. Talnakh Mill processes high-grade ores of the Talnakhskoye and Oktyabrskoye deposits producing nickel, copper and pyrrhotite concentrate. Norilsk Mill processes the total output of disseminated ore, cupreous ore of the Talnakhskoye and Oktyabrskoye deposits and stored pyrrhotite concentrate into nickel and copper concentrates.

The Polar Blanch operates three metallurgical plants: Nadezhda, Nikel Plant and Copper Plant.

Nadezhda Metallurgical Plant processes all nickel and pyrrhotite concentrate produced by Talnakhskaya Concentrating Mill, about 15% of nickel concentrate produced by Norilsk Concentrating Mill, and all copper concentrate produced by the Converter Matte Separation Shop of the Nickel Plant. Final products include converter matte, copper anodes and elementary sulfur.

Nikel Plant processes about 85% of nickel concentrate produced by Norilsk Concentrating Mill, the total output of beneficiated store pyrrhotite concentrate, and a part of converter matte produced by Nadezhdinski Metallurgical Plant. Final products include marketable nickel and cobalt.

Copper Plant processes all copper concentrate from Norilsk and Talnakhskaya Concentrating Mills and copper anodes of Nadezhdinski Metallurgical Plant into marketable copper, elementary sulfur and sulfuric acid. The Metallurgical Shop of the Copper Plant produces concentrates of precious metals, metallic silver, selenium and tellurium from electrolysis sludges generated at the Nickel Plant, Copper Plant and Kola MMC's copper production.

The Polar Branch's precious metals are refined at the Krasnoyarsk non-ferrous plant under tolling contracts.

The costs of metal refining in the reporting quarter reached RUB 277 mln.

Kola MMC

The ore from Pechenganickel Combine's mines is processed at the concentrator into collective copper-nickel concentrate. The calcination shop became a division of the concentrating mill in 2004. Pellets and briquettes which are the final products of the concentrator, are processed in the smelting shop into converter matte . This matte is then transported to Severonickel Combine for further treatment. Severonickel Combine processes converter matte received from the Polar Branch of MMC Norilsk Nickel and Pechenganickel Combine producing electrolytic nickel and copper, carbonyl nickel, precious metal concentrates, cobalt concentrate and sulfuric acid.

Precious metals produced by Kola MMC are refined by Krasnoyarsk non-ferrous plant under tolling contracts.

The costs of metal refining in the reporting quarter reached RUB 89.9 mln.

OJSC "Norilskgasprom"

The processing of gas condensate was not carried out in the fourth quarter of 2006.

OJSC "Taimyrgas"

The processing of gas condensate was not carried out in the fourth quarter of 2006.

c)   Product marketing

OJSC MMC Norilsk Nickel holds licenses required for export of precious metals and individual types of carbonyl nickel powder. PGM sales are governed by the Russian Government's Decree No. 51-4 dated January 24, 2002.

License No. 4000717 issued by the Russian Ministry of Energy on November 29, 2002 authorizes OJSC "Taimyrgas" to sell oil, gas and processing products under Resolution No. 425 of the Russian Ministry of Energy dated November 29, 2002. The license is valid to November 28, 2007.

3.2.10. Additional requirements to issuers whose core activities include communication services

To be left blank.

3.3   The Issuer's plans for the future

The business priorities of MMC Norilsk Nickel for 2007 and subsequent years include: construction and commissioning of mining facilities to ensure timely replacement of retired capacities and maintain the existing ore grade levels; modernization and retrofitting of concentration and metallurgical facilities; implementation of automated systems to control production processes; implementation of nature protection measures to reduce pollution and improve environmental conditions.

The adjusted development strategy of OJSC MMC Norilsk Nickel is aimed at optimization of the Company structure and modernization of production facilities. Plans for 2007 and subsequent years include:
- *Continue the development of the Polar Branch's Skalisty mine, to get ready for the development of deep ore bodies;*
- *Imrove capacity utilization at Taimyrsky and Komsomolsky mines after the reconstruction of hoisting machinery;*
- *Modernization of the Talnakh Concentrator to improve ore dressing results;*
- *Expansion of Nadezhda Metallurgical Plant smelting facilities, which will allow to shut down initial-stage facilities of the Nickel Plant;*
- *Development of Severny-Gluboky mine and retrofitting of Kola smelting facilities.*

At the Oktyabrsky mine the reconstruction of existing facilities at – 650 m level will be continued in 2007, which will allow mining of massive sulfide ores at the western wing of the X-1(0) ore body (completion of the project – 2014). In 2006 the 1st startup complex was commissioned at the capacity of 1,100 thousand tons per year of high-grade ore.

Works at the Taimyrsky mine include the reconstruction of existing capacities and the development of new levels (– 1,100 m and -1,300 m (C-2 ore body), -1,400 m (X-1(0) ore body), and the replacement of exhausted deposit of copper and nickel ores. In 2006 the first startup complex was commissioned at the capacity of 500,000 t/year, to mine the reserves of C-2 ore body at – 1,300 m level.

By 2009 it is planned to complete the upgrading of the Komsomolsky mine's skip winding equipment.

The basic activities scheduled for 2007 at the Severny-Gluboky mine (Kola Peninsula) include the commissioning of the 2nd startup complex that will ensure the increase in ore production up to 2.5 mln tons per year.

At the Severny mine (Kola Peninsula) the stripping and mining of the remaining ore of the Zapolyarnoye deposit still continue, thus ensuring an optimal feed supply for the Pechenganickel concentrating and smelting facilities by 2013.

In 2007 the Polar Branch of the Company will continue the reconstruction of the Lebyazhye tailing pond, which will allow to provide the concentrating mills of the Polar Branch with sufficient capacity for rock tails disposal, taking into account future increases in ore output and processing. Completion of the project – 2007.

61

In 2006 the Kola MMC (Kola Peninsula) completed the reconstructing of the Concentrator-1's pump station, which will improve the process flow sheet reliability and environment protection against pollution with the tailings of ore processing.

The Polar Branch in 2006 opened financing for purchasing process equipment required for the renewal of automation and energy supply systems of the Vanukov Furnace No.3 at the Copper Plant, which will allow to make the process more stable, improve smelting results and reduce air pollution with nonorganic particles. Construction will begin in 2007. In 2007-2008 new air separation units will be commissioned at the Ndezhda Metallurgical Plant, which is necessary to offset the de-commissioning of out-of-date facilities of two existing Oxigen Plants.

As for energy complex development in the Norilsk Industrial Region (NIR), a primary goal for 2007-2008 (under the approved Energy Development Strategy) is to increase the capacity of the power line between Ust-Khantaiskaya HPS and Norilsk from 600 MW to 700 MW.

In 2007 the construction of facilities at the Pelyatkinsky gas condensate field (Taimyr Peninsula) will be continued. Pilot operations were started in 2003 and they will continue until 2008, when full-scale operation will begin. This reserves of this gas field are sufficient for meeting NIR's requirements in the long run. 2007 targets include design and exploration necessary for the laying of gas condensate pipelines from Pelyatkinskoye field to Dudinka and construction of a processing plant for gas condesate and natural gas liquids.

Within the frameworks of the Transport System Optimization Concept, the Company continues its activities (started in 2004) aimed at ensuring transportation reliability, with regars to corporate goods shipments by the Northern Sea Route. In April of 2006 the first ice-breaker vessel Norilsk Nickel, delivered by Aker Finnyards shipbuilding company, set off from Murmansk under the Russian state flag. Besides, MMC Norilsk Nickel entered into a shipbuilding agreement with Aker MTW Werft GmbH (Germany) for the construction of four ice-breaker container vessels. Under this agreement, the new arctic vessels are to be delivered to MMC Norilsk Nickel between Q3 2008 and Q1 2009. The agreement envisages a Client's option for the construction of the fifth Arctic-class container vessel.

One of the most important objectives pursued by the Company is to reduce hazardous emissions and improve the ecological situation in the Taimyr and Kola peninsulas. In particular, the Production Development Strategy approved by the Board of Directors provides a set of measures for solving environmental problems.

3.4.   The Issuer's membership in industrial, banking and financial groups, holdings, associations

International Platinum Association e.V.

The International Platinum Association e.V. (hereinafter referred to as the International Platinum Association or the Association) was registered in 1988 in Frankfurt am Main (FRG) as a non-profit non-governmental organization. The Association unites major players of the world market of platinum metals and relating products.
Before 1999 Russia was represented in the International Platinum Association only by GUPVO "Almazyuvelirexport". In 1998 the session of the International Platinum Association was first held in St. Petersburg, Russia. The Association's management offered that OJSC "RAO "Norilsk Nickel" join the Association. The offer was accepted and OJSC "RAO "Norilsk Nickel" became a member of the Association in 1999.
In the course of restructuring of OJSC "RAO "Norilsk Nickel" as capitalization centre was replaced by OJSC MMC Norilsk Nickel which became a member of the Association instead of OJSC "RAO "Norilsk Nickel".
A major objective of the International Platinum Association is to form a forum of the leading world producers and processors of platinum metals to expand utilization thereof.
To this end the International Platinum Association implements programs of platinum metals promotion on global market and coordinates activities of a number of organizations for the benefit of its members. For instance, the International Platinum Association collaborates with the International Platinum Guild, a non-profit organization promoting platinum jewelry.

Of special interest is the experience gained by the members of the International Platinum Association in prevention of crime in this sphere, analysis of the effect of platinum metals and compounds on production personnel's health.

The membership in the International Platinum Association is also expected to be used for the promotion of platinum metals including palladium and offering new solutions for this metal utilization.

The Issuer's membership in the International Platinum Association is perpetual.

Euro-Asian Transport Union

The Euro-Asian Transport Union (hereinafter referred to as the Transport Union or the EATU) was registered in 2001 in Moscow as a non-profit organization. The Transport Union comprises major carriers.

According to the concept of development of international transportation corridors the Russian Ministry of Transport pursues a policy of cooperation with all market players. Participants of the International Euro-Asian Conferences on Transport conducted in St. Petersburg in 1998 and 2000 held a lively discussion of different aspects of cooperation and motivation of private investor involvement in the implementation of the government's transit policy.

As the realization of transit potential is a long-term priority of the government, an element of the economic program and geopolitical doctrine of the Russian Federation to implement the Declarations adopted by the above Conferences a number of Russian companies resolved to combine their efforts within the framework of a non-profit organization — the Euro-Asian Transport Union.

The EATU's major objective is to coordinate cooperation of Russian and foreign business with government authorities and international organizations, to create a common space of interaction among carriers, insurers, freight owners and financial institutions in logistics and investment operations. The EATU was formed to:

— *coordinate national and international activities of government authorities and private carriers for the implementation of decisions and recommendations of the International Euro-Asian Conferences on Transport;*

— *assist the Ministry of Transport of the Russian Federation and the Ministry of Railways of the Russian Federation in the development of transport infrastructure and laying out international transportation corridors within the Russian Federation;*

— *involve international and national organizations in the implementation of investment projects presented to the Conferences, adapt the projects to investor requirements, render advise in project financing;*

— *arrange conferences and symposia in Russian regions involved in the Euro-Asian transportation;*

— *hold training seminars and refresher courses for transport personnel.*

The Ministry of Transport of the Russian Federation welcomes private initiatives in the transport sector and strongly supports the resolution to form the Euro-Asian Transport Union.

The Issuer's membership in the Euro-Asian Transport Union is perpetual.

Nickel Institute

The Nickel Institute was incorporated on March 1, 2004 through amalgamation of two entities — the Nickel Development Institute (NIDI) and the Nickel Producers Environmental Research Association (NiPERA).

The Nickel Institute may be joined by any nickel producer.

At present its full-fledged members are all leading nickel producers such as BHP Billiton, Codemin/Anglo Base Metals, Empress Nickel, Eramet, Falconbridge, Inco Limited, Inco TNC, Nippon Yakin Kogyo, OM Group, P.T. International Nickel, Sherritt International, Sumitomo Metal Mining, Umicore, WMC Resources accounting for 70% of the world nickel output.

The Institute provides its members with results of the latest research and lends them scientific and technical support. The NiPERA remains an independent unit within the Institute furnishing expert opinion on environmental matters and the effect of nickel on human health. The NiPERA continuously promotes nickel and assumes social responsibility for safe utilization of nickel and nickel-containing materials. The Nickel Institute stands an important and established forum for the promotion of Russian nickel on international market.

The Nickel Institute focuses its attention on rapidly developing consumers of stainless steel (transport, power engineering, telecommunications, etc.) for the purpose of maintaining steady production and consumption of primary and secondary metal.

The Issuer's membership in the Nickel Institute is perpetual.

<u>*Cobalt Development Institute*</u>

The London-based Cobalt Development Institute (CDI) was established in 1957 as a non-profit non-governmental organization and has been operating in its present form since 1982. Currently the CDI has 60 members from 18 countries including all leading cobalt producers and a number of major consumers.

The Institute's principal objective is to develop a package of measures aimed at the improvement of market performance and promotion of cobalt utilization. The Institute monitors research and development of new cobalt production processes and/or new applications. The Company may greatly benefit from the cobalt safety research performed by the Institute given law tightening in industrially advanced economies consuming cobalt (in the first place the EC).

The Issuer's membership in the Institute is perpetual.

3.5.   Subsidiaries and Affiliates of the Issuer*

Full corporate name: "Alykel" Closed Joint Stock Company
Abbreviated name: ZAO "Alykel"
Location: Russian Federation, Krasnoyarsk Territory, Norilsk, Nansen Street 64.
Legal status: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 100%
Block of ordinary shares held by the Issuer: 100%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Air transportation.
The entity's role in the Issuer's operations: Operation of the airport in Norilsk. Air passenger and cargo carriage.

Members of the Board of Directors

1. Golovin Yury Petrovich – Chairman of the Board
Born in *1950*
Share in the authorized capital: *none*
Block of ordinary shares: *none*

2. Dmitriev Dmitry Sergeevich
Born in 1976
Share in the authorized capital: none
Block of ordinary shares: none

3. Maslennikov Igor Petrovich
Born in 1948
Share in the authorized capital: none
Block of ordinary shares: none

4. Namsarayeva Nina Tsidendorzhievna

Born in 1962
Share in the authorized capital: 0.00005%
Block of ordinary shares: 0.00005%

5. Shpagin Oleg Gennadyevich
Born in 1971
Share in the authorized capital: 0.00004%
Block of ordinary shares: 0.00004%

The Company's Charter does not provide for appointment of an executive board.

Director General

Shpagin Oleg Gennadyevich
Born in 1971
Share in the authorized capital: 0.00004%
Block of ordinary shares: 0.00004%

Full corporate name: "Taimyr Fuel Company" Closed Joint Stock Company
Abbreviated name: ZAO "TTK"
Location: 660021, Russian Federation, Krasnoyarsk, Kopylov Street 2a.
Legal status explanation: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 100%
Block of ordinary shares held by the Issuer: 100%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Other cargo handling; oil and petroleum products storage; wholesale trade in engine fuel including aviation petrol.
The entity's role in the Issuer's operations: Storage and transportation of petroleum products for members of the Issuer group located within the Norilsk Industrial Region and the Krasnoyarsk Territory.

Members of the Board of Directors

1. Kurgan Elena Evgenyevna
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

2. Plokhikh Sergei Anatolyevich
Born in 1958
Share in the authorized capital: none
Block of ordinary shares: none

3. Potarina Tatuyana Vasilyevna
Born in 1955
Share in the authorized capital: 0.00017%
Block of ordinary shares: 0.00017%

4. Ryndin Yuri Nikolaevich – Chairman of the Board
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

5. Sereda Sergey Antonovich
Born in 1965
Share in the authorized capital: 0.00004%
Block of ordinary shares: 0.00004%

The Company's Charter does not provide for appointment of an executive board.

Director General

> Ziborov Oleg Gennadyevich
> *Born in* 1965
> *Share in the authorized capital:* none
> *Block of ordinary shares:* none

Full corporate name: "NORMETIMPEX" Closed Joint Stock Company
Abbreviated name: ZAO "NORMETIMPEX"
Location: 125009, Moscow, Voznesenski Lane 22, Usadba Centre, Commercial and Business Centre.
Legal status explanation: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 100%
Block of ordinary shares held by the Issuer: 100%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Trade agency including foreign trade operations; execution of bargaining transactions under contract of agency with residents and non-residents.
The entity's role in the Issuer's operations: Marketing of products of the Issuer group members.

Members of the Board of Directors

> 1. Collocote Richard Adrian
> *Born in* 1973
> *Share in the authorized capital:* none
> *Block of ordinary shares:* none

> 2. Kolchin Andrey Yuryevich
> *Born in* 1973
> *Share in the authorized capital:* none
> *Block of ordinary shares:* none

> 3. Nefedova Marina Vadimovna
> *Born in* 1961
> *Share in the authorized capital:* none
> *Block of ordinary shares:* none

> 4. Perov Alexander Vladimirovich
> *Born in* 1965
> *Share in the authorized capital:* none
> *Block of ordinary shares:* none

> 5. Pronyushkin Andrey Vasilyevich
> *Born in* 1965
> *Share in the authorized capital:* none
> *Block of ordinary shares:* none

The Company's Charter does not provide for appointment of an executive board.

Director General

> Nefedova Marina Vadimovna
> *Born in* 1961
> *Share in the authorized capital:* none
> *Block of ordinary shares:* none

Full corporate name: Norilsk Nickel Holding Societe Anonyme
Abbreviated name: Norilsk Nickel Holding SA

Location: 50, rue du Rhone 1204 Geneve, Switzerland
Legal status explanation: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 100%
Block of ordinary shares held by the Issuer: 100%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Treasury operations, underwriting, acquisition, sale, administration, control and management of interests in commercial, financial and industrial companies.
The entity's role in the Issuer's operations: Control and management of interests in commercial, financial and industrial companies.

Members of the Board of Directors

1. Edmond Golaz — Chairman of the Board
Born in 1939
Share in the authorized capital: none
Block of ordinary shares: none

2. Siegfrid Pasqual
Born in 1950
Share in the authorized capital: none
Block of ordinary shares: none

3. Frederic Meyer
Born in 1970
Share in the authorized capital: none
Block of ordinary shares: none

Single executive body: not required under the corporate charter or applicable laws.

Full corporate name : *NORILSK NICKEL (CYPRUS) LIMITED*
Abbreviated corporate name : *NORILSK NICKEL (CYPRUS) LIMITED*
Location: *6, C. Paparigopoulou Street Maximos Plaza Tower N.3, 4th Floor, Office 34033106 Limassol - Cyprus*
Corporate Status: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 100%
Block of ordinary shares held by the Issuer: 100%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Treasury operations, underwriting, acquisition, sale, administration, control and management of interests in commercial, financial and industrial companies.
The entity's role in the Issuer's operations: Control and management of interests in commercial, financial and industrial companies.

Directors

1. Siegfrid Pasqual
Born in 1950
Share in the authorized capital: none
Block of ordinary shares: none

2. Savva Neophytos
Born in 1962
Share in the authorized capital: none
Block of ordinary shares: none

Single executive body: not required under the corporate charter or applicable laws.

Full corporate name: "Kola Mining and Metallurgical Company" Open Joint Stock Company
Abbreviated name: OJSC Kola MMC
Location: Russian Federation, Murmansk Region, Monchegorsk.
Legal status explanation: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 100%
Block of ordinary shares held by the Issuer: 100%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Mining and concentration of nickel and cobalt ore
The entity's role in the Issuer's operations: Engagement in basic production of the Issuer group members.

Members of the Board of Directors

1. Burukhin Alexander Nikolaevich
Born in 1953
Share in the authorized capital: 0.00013%
Block of ordinary shares: 0.00013%

2. Kozlov Vladimir Nikolaevich
Born in 1973
Share in the authorized capital: none
Block of ordinary shares: none

3. Krupaderov Aleksander Dmitrievich – Chairman of the Board
Born in 1956
Share in the authorized capital: none
Block of ordinary shares: none

4. Lobanov Oleg Vladimirovich
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

5. Potapov Grigory Aleksandrovich
Born in 1975
Share in the authorized capital: none
Block of ordinary shares: none

The Company's Charter does not provide for appointment of an executive board.

Director General

Potapov Yevgeny Vladimirovich
Born in 1974
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: Gipronickel Institute Limited Liability Company
Abbreviated name: Gipronickel Institute LLC
Location: 195220, Russian Federation, St. Petersburg, Grazhdanski Avenue 11.
Legal status explanation: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 100%
Block of ordinary shares held by the Issuer: 100%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Research and development in natural and engineering sciences.
The entity's role in the Issuer's operations: Engagement in basic production of the Issuer group members.

Members of the Board of Directors

    1. Gostev Victor Mikhailovich
    Born in 1956
    Share in the authorized capital: 0.00016%
    Block of ordinary shares: 0.00016%

    2. Kovaleva Elena Gennadyevna
    Born in 1957
    Share in the authorized capital: 0.00032%
    Block of ordinary shares: 0.00032%

    3. Ladin Nikolay Alexeevich
    Born in 1952
    Share in the authorized capital: none
    Block of ordinary shares: none

    4. Perov Alexander Vladimirovich
    Born in 1965
    Share in the authorized capital: none
    Block of ordinary shares: none

    6. Tikhonov Oleg Nikolaevich
    Born in 1937
    Share in the authorized capital: 0.0003%
    Block of ordinary shares: 0.0003%

The Company's Charter does not provide for appointment of an executive board.

Director General

    Kozyrev Vladimir Fedorovich
    Born in 1953
    Share in the authorized capital: none
    Block of ordinary shares: none

Full corporate name: "Norilsk-Telecom" Limited Liability Company
Abbreviated name: OOO "Norilsk-Telecom"
Location: Russia, Krasnoyarsk Territory, Norilsk.
Legal status explanation: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 100%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Telephone communications and document telecommunications; TV and radio broadcasting and distribution.
The entity's role in the Issuer's operations: Telephone exchange services and intercity/international telecommunication services for members of the Issuer group located within the Norilsk Industrial Region.

Members of the Board of Directors

    1. Alyakrinski Vladimir Anatolyevich — Chairman of the Board
    Born in 1942
    Share in the authorized capital: 0.00015%
    Block of ordinary shares: 0.00015%

    2. Golodets Olga Yuryevna
    Born in 1962
    Share in the authorized capital: none
    Block of ordinary shares: none

3. Gordeev Andrey Semenovich
Born in 1969
Share in the authorized capital: none
Block of ordinary shares: none

4. Kuznetsov Sergey Vladislavovich
Born in 1971
Share in the authorized capital: none
Block of ordinary shares: none

5. Lobanov Oleg Vladimirovich
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

6. Perov Alexander Vladimirovich
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

7. Potapov Grigory Alexandrovich
Born in 1975
Share in the authorized capital: none
Block of ordinary shares: none

The Company's Charter does not provide for appointment of an executive board.

Director General

Kuznetsov Sergey Vladislavovich
Born in 1971
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: "Zapolyarnaya Stolitsa" Management Company, Limited Liability Company
Abbreviated name: OOO "Zapolyarnaya Stolitsa" Management Company
Location: 663310, Norilsk, Veteranov Street 19.
Legal status explanation: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 100%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Design of engineering structures; other operations in technical supervision, testing and analysis; market situation survey.
The entity's role in the Issuer's operations: Maintenance of the housing complex and utilities within the unitary municipal formation in Norilsk.

The Company's Charter does not provide for appointment of the Board of Directors.

The Company's Charter does not provide for appointment of an executive board.

Director General- not appointed.

Full corporate name: "Mining Leasing Company" Limited Liability Company
Abbreviated name: OOO "Mining Leasing Company"
Location: 109180, Moscow, Bolshaya Polyanka Street 7/10, Bldg. 3.
Legal status explanation: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 100%

The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Lease of equipment and industrial machines (leasing).
The entity's role in the Issuer's operations: Procurement of equipment and industrial machines to be leased to members of the Issuer group.

The company is in the process of liquidation; operations are controlled by the Liquidation Commission.

Full corporate name: "Terminal" Limited Liability Company
Abbreviated name: OOO "Terminal"
Location: Murmansk, Portovy Lane 31.
Legal status explanation: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 100%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Maintenance of seagoing and inland vessels including repair, diving operations, surveyor services.
The entity's role in the Issuer's operations: Organization of cargo handling for the Issuer and members of the Issuer group located within the Norilsk Industrial Region.

The company is in the process of liquidation; operations are controlled by the Liquidation Commission.

Full corporate name: "Kingashskaya Mining Company" Limited Liability Company
Abbreviated name: OOO "Kingashskaya GRK"
Location: Russia, 660021, Krasnoyarsk Territory, Krasnoyarsk, Kopylova Street, 2a.
Legal status explanation: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 100%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Mining of ores and precious metals sands (gold, silver and platinum group metals sands);
The entity's role in the Issuer's operations: Geological exploration as per issued licenses, development of deposits, geological prospecting of new territories.

The Company's Charter does not provide for appointment of the Board of Directors.

The Company's Charter does not provide for appointment of an executive board.

Director General

Stekhin Alexander Ivanovich
Born in 1949
Share in the Issuer's authorized capital: none
Block of ordinary shares: none

Full corporate name: "Karelnickel" Limited Liability Company
Abbreviated name: OOO "Karelnickel"
Location: Russia, 184507, Murmansk region, Monchegorsk-7
Legal status explanation: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 100%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Mining of ores and precious metals sands (gold, silver and platinum group metals sands).
The entity's role in the Issuer's operations: Geological exploration as per issued licenses, development of deposits, geological prospecting of new territories.

The Company's Charter does not provide for appointment of the Board of Directors.

The Company's Charter does not provide for appointment of an executive board.

71

Director General

Kolotov Sergey Valentinovich
Born in 1960.
Share in the Issuer's authorized capital: none
Block of ordinary shares: none

Full corporate name: Mining Company "Titan" Limited Liability Company
Abbreviated name: OOO "GRK "Titan"
Location: 392020, Russia, Tambov, N. Virty Street, 2a
Legal status explanation: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 100%
The entity's share in the Issuer's authorized capital: none

Block of the Issuer's ordinary shares held by the entity: none

Primary activities: Geological, geophysical and geochemical exploration.

The entity's role in the Issuer's operations: Geological exploration as per issued licenses, development of deposits, geological prospecting of new territories.

The Company's Charter does not provide for appointment of the Board of Directors.

The Company's Charter does not provide for appointment of an executive board

Director General

Oleshkevich Oleg Ivanovich
Born in 1959
Share in the Issuer's authorized capital: none
Block of ordinary shares: none

Full corporate name: "Zapoliarnaya Construction Company" Limited Liability Company
Abbreviated name: "Zapoliarnaya Construction Company" LLC, ZCC LLC
Location: 663316, Russia, Norilsk, Okltyabrskaya Street, 14
Legal status explanation: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 100%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: New construction, reconstruction, capital and running repairs of buildings and constructions including individual construction and repairs ordered by local population.
The entity's role in the Issuer's performance: The company was formed through a spin-off of a Construction Directorate from the Issuer's Polar Branch

Members of the Board of Directors

1. Yeltsova Liubov Yurievna
Born in 1962
Share in the Issuer's authorized capital: none
Block of ordinary shares: none

2. Zhdanov Aleksey Yurievich
Born in 1962
Share in the Issuer's authorized capital: none
Block of ordinary shares: none

3. Lobanov Oleg Valdimirovich – Chairman of the Board
Born in 1965
Share in the Issuer's authorized capital: none
Block of ordinary shares: none

4. Potapov Grigory Alexandrovich
Born in 1975
Share in the Issuer's authorized capital: none

72

Block of ordinary shares: none

5. Yakimchuk Yuri Vasilievich
Born in 1962
Share in the Issuer's authorized capital: 0.00153%
Block of ordinary shares: 0.00153%

The Company's Charter does not provide for appointment of an executive board.

Director General

Yakimchuk Yuri Vasilievich
Born in 1962
Share in the Issuer's authorized capital: 0.00153%
Block of ordinary shares: 0.00153%

Full corporate name: "Norilsknickelremont" Limited Liability Company
Abbreviated name: "Norilsknickelremont" LLC
Location: 663310, Russia, Norilsk, Gvardeiskaya Sq., 2
Legal status explanation: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 100%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Mounting, maintenance&repair, and dismounting of drilling rigs.
The entity's role in the Issuer's performance: The company was formed through a spin-off of the Repairs Directorate from the Issuer's Polar Branch.

Members of the Board of Directors

1. Bezdenezhnykh Elena Stepanovna
Born in 1973
Share in the Issuer's authorized capital: 0.00004%
Block of ordinary shares: 0.00004%

2.Yeltsova Lubov Yurievna
Born in 1962
Share in the Issuer's authorized capital: none
Block of ordinary shares: none

3. Zhdanov Aleksey Yurievich
Born in 1962
Share in the Issuer's authorized capital: none
Block of ordinary shares: none

4. Ignatov Oleg Valerievich
Born in 1969
Share in the Issuer's authorized capital: none
Block of ordinary shares: none

5.Tskhovrebov Avtandil Vasilievich
Born in 1953
Share in the Issuer's authorized capital: none
Block of ordinary shares: none

The Company's Charter does not provide for appointment of an executive board.

Director General

Tskhovrebov Avtandil Vasilievich
Born in 1953

73

Share in the Issuer's authorized capital: none
Block of ordinary shares: none

Full corporate name: "Norilsk Trade and Production Association" Open Joint Stock Company
Abbreviated name: OJSC "NTPO"
Location: Russian Federation, Krasnoyarsk Territory, Norilsk, Metallurgov Square 9.
Legal status explanation: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
The Issuer's share in the entity's authorized capital: 99.998%
The entity's common stock held by the Issuer: 99.998%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Catering services for enterprises and institutions.
The entity's role in the Issuer's operations: Food delivery and organization of catering at the plants of the Issuer's group located in the Norilsk Industrial Region.

Members of the Board of Directors

1. Balashov Vladimir Sergeyevich
Born in 1959
Share in the Issuer's authorized capital: none
Block of ordinary shares held by this person: none

2. Dmitriev Dmitry Sergeyevich
Born in 1976
Share in the Issuer's authorized capital: none
Block of ordinary shares held by this person: none

3. Plokhikh Sergey Anatolievich
Born in *1958*
Share in the Issuer's authorized capital: *none*
Block of ordinary shares held by this person: *none*

4. Ryndin Yuri Nikolaevich – Chairman of the Board
Born in *1965*
Share in the Issuer's authorized capital: *none*
Block of ordinary shares held by this person: *none*

5. Ubozhenko Sergey Gennadievich
Born in *1975*
Share in the Issuer's authorized capital: *none*
Block of ordinary shares held by this person: *none*

The Company's Charter does not provide for appointment of an executive board.

Director General

Kaitmazova Zoya Alexandrovna
Born in 1948
Share in the authorized capital: 0.00106%
Block of ordinary shares: 0.00106%

Full corporate name: "Norilsk Nickel" Russian Joint Stock Company for Non-Ferrous and Precious Metals Production, Open Joint Stock Company
Abbreviated name: OJSC "Norilsk Nickel" Russian Joint Stock Company, OJSC "RAO "Norilsk Nickel"
Location: Russian Federation, Taimyr (Dolgano-Nenets) Autonomous District, Dudinka, Korotkaya Street 1, Bldg. 2.
Legal status explanation: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 96.93%
Block of ordinary shares held by the Issuer: 98.11%
The entity's share in the Issuer's authorized capital: none

Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Financial Intermediation.
The entity's role in the Issuer's operations: Engagement in basic production of the Issuer group members.

Members of the Board of Directors

1. Bulatov Vitali Vasilyevich
Born in 1961
Share in the authorized capital: none
Block of ordinary shares: none

2. Gryaznykh Sergei Petrovich
Born in 1962
Share in the authorized capital: none
Block of ordinary shares: none

3. Dolgikh Vladimir Ivanovich
Born in 1924
Share in the authorized capital: 0.00025%
Block of ordinary shares: 0.00025%

4. Ivanov Dmitry Ivanovich
Born in 1964
Share in the authorized capital: none
Block of ordinary shares: none

5. Klishas Andrey Alexandrovich - Chairman of the Board
Born in 1972
Share in the authorized capital: none
Block of ordinary shares: none

6. Podsypanin Sergei Sergeevich
Born in 1970
Share in the authorized capital: none
Block of ordinary shares: none

7. Perelygin Alexander Stanislavovich
Born in 1955
Share in the authorized capital: none
Block of ordinary shares: none

8. Perov Alexander Vladimirovich
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

9. Trifonov Boris Nikolaevich
Born in 1937
Share in the authorized capital: none
Block of ordinary shares: none

Members of the Management Board

1. Kotlyar Yuri Alexeevich
Born in 1938
Share in the authorized capital: none
Block of ordinary shares: none

2. Kudryavtseva Nadezhda Romanovna
Born in 1955
Share in the authorized capital: none

Block of ordinary shares: none

3. Morozov Denis Stanislavovich
Born in 1973
Share in the authorized capital: 0.000004%
Block of ordinary shares: 0.000004%

Director General

Kotlyar Yuri Alexeevich
Born in 1938
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: "Torginvest" Open Joint Stock Company
Abbreviated name: OJSC "Torginvest"
Location: 663210, Russian Federation, Taimyr (Dolgano-Nenets) Autonomous District, Dudinka, Gorki Street 67.
Legal status explanation: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 99.997%
Block of ordinary shares held by the Issuer: 99.997%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Lease of immovable property, automobiles and transrport equipment, storage of material valuies and merchandise.
The entity's role in the Issuer's operations: Operation and maintenance of buildings and structures within the Norilsk Industrial Region.

Members of the Board of Directors

1. Akimov Aleksandr Vladimirovich
Born in 1952
Share in the authorized capital: none
Block of ordinary shares: none

2. Belov Sergei Valentinovich
Born in 1973
Share in the authorized capital: none
Block of ordinary shares: none

3. Kiselev Sergei Vladimirovich
Born in 1963
Share in the authorized capital: none
Block of ordinary shares: none

4. Kovaleva Elena Gennadievna
Born in 1957
Share in the authorized capital: 0.00032%
Block of ordinary shares: 0.00032%

5. Teksler Alexei Leonidovich – Chairman of the Board
Born in 1972
Share in the authorized capital: none
Block of ordinary shares: none

The Company's Charter does not provide for appointment of an executive board.

Director General

Sivov Alexander Ivanovich
Born in 1955
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: NORIMET LIMITED
Abbreviated name: NORIMET LIMITED
Location: 51, Eastcheap Street, London EC3M 1JP, United Kingdom
Legal status explanation: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 91.3%
Block of ordinary shares held by the Issuer: 91.3%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Treasury operations, subscription, acquisition, sale, administration, control and management of interests in commercial, financial, industrial companies.
The entity's role in the Issuer's operations: Control and management of interests in commercial, financial, industrial companies.

Directors of the Company

1. Adam Esah
Born in 1966
Share in the authorized capital: none
Block of ordinary shares: none

2. Glotov Dmitry Aleksandrovich
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

Managing Director

Adam Esa
Born in 1966
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: "New Power Projects" National Innovation Company, Limited Liability Company
Abbreviated name: "NEP" National Innovation Company LLC
Location: Russian Federation, 119034, Moscow, Prechistenka Street 18
Legal status explanation: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
The Issuer's share in the entity's authorized capital: 74%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Design, survey, research and development, engineering, innovation operations.
The entity's role in the Issuer's operations: Coordination of research and development in hydrogen technology and fuel cells.

The Company's Charter does not provide for appointment of the Board of Directors.

The Company's Charter does not provide for appointment of an executive board.

Director General

Kuzyk Boris Nikolaevich
Born in 1958
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: "Taimyrgas" Open Joint Stock Company
Abbreviated name: OJSC "Taimyrgas"
Location: Russian Federation, Taimyr (Dolgano-Nenets) Autonomous District, 647000, Dudinka, Korotkaya Street 1, Bldg. 2.
Legal status explanation: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 72.25%
Block of ordinary shares held by the Issuer: 72.25%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Natural gas and condensate production and transportation; manufacture of petroleum products.
The entity's role in the Issuer's operations: Natural gas production and delivery to members of the Issuer group located within the Norilsk Industrial Region.

Members of the Board of Directors

1. Astakhova Galina Anatolyevna
Born in 1950
Share in the authorized capital: none
Block of ordinary shares: none

2. Ashkenazi Irina Alexandrovna
Born in 1973
Share in the authorized capital: none
Block of ordinary shares: none

3. Glukhova Vladlena Viktorovna
Born in 1969
Share in the authorized capital: none
Block of ordinary shares: none

4. Potarina Tatiana Vasilievna
Born in 1955
Share in the authorized capital: 0.00017%
Block of ordinary shares: 0.00017%

5. Shabanov Sergei Olegovich – Chairman of the Board
Born in 1971
Share in the authorized capital: none
Block of ordinary shares: none

The Company's Charter does not provide for appointment of an executive board.

Director General

Myshakov Anton Anatolievich
Born in 1962
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: Minastro Investment Limited
Abbreviated name: Minastro Investment Limited
Location: Totalserve Trust Offices, P.O. Box 3540, Road Town, Tortola, British Virgin Islands.
Legal status explanation: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 56.6%
Block of ordinary shares held by the Issuer: 56.6%

The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Any types of operations not prohibited by applicable law of the British Virgin Islands.
The entity's role in the Issuer's operations: Since its foundation and until now the company was inactive. The question of its divesting is currently under consideration.

Appointment of the Company's executive body is not required by the Charter and applicable law.

Director

Athina Karelidou
Born in 1974
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: "Arkhangelsk Commercial Seaport" Open Joint Stock Company
Abbreviated name: OJSC "Arkhmortorgport" or OJSC "AMTP"
Location: 163061, Arkhangelsk, the Northern Dvina Embankment 69.
Legal status explanation: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 53.05%
Block of ordinary shares held by the Issuer: 53.05%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Organization of cargo carriage; other supporting shipping activities.
The entity's role in the Issuer's operations: Cargo warehousing and transshipment for members of the Issuer group.

Members of the Board of Directors

1. Aturin Mikhail Konstantinovich
Born in 1945
Share in the authorized capital: none
Block of ordinary shares: none

2. Bychkov Andrey Borisovich
Born in 1961
Share in the authorized capital: none
Block of ordinary shares: none

3. Vasilyev Denis Gennadievich
Born in 1981
Share in the authorized capital: none
Block of ordinary shares: none

4. Kuliev Rafail Idrisovich
Born in 1979
Share in the authorized capital: none
Block of ordinary shares: none

5. Potarina Tatyana Vasilyevna
Born in 1955
Share in the authorized capital: 0.00017%
Block of ordinary shares: 0.00017%

6. Saveliev Ivan Alekseevich
Born in 1942
Share in the authorized capital: none
Block of ordinary shares: none

7. Terentyeva Natalya Alexeevna
Born in 1955
Share in the authorized capital: none
Block of ordinary shares: none

8. Cherkashin Vladislav Nikolaevich
Born in 1951
Share in the authorized capital: none
Block of ordinary shares: none

9. Shcherbakova Olga Vasilyevna – Chairwoman of the Board
Born in 1957
Share in the authorized capital: none
Block of ordinary shares: none

Members of the Management Board

1. Brovkov Viktor Nikolaevich
Born in 1955
Share in the authorized capital: none
Block of ordinary shares: none

2. Brede Nikolay Vladimirovich
Born in 1955
Share in the authorized capital: none
Block of ordinary shares: none

3. Vadzhipov Fyodor Romanovich
Born in 1950
Share in the authorized capital: none
Block of ordinary shares: none

4. Vorobyov Viktor Alekseevich
Born in 1960
Share in the authorized capital: none
Block of ordinary shares: none

5. Nebuchenkov Vladimir Yevgenyevich
Born in 1959
Share in the authorized capital: none
Block of ordinary shares: none

6. Novokreshchenov Yuri Stanislavovich
Born in 1955
Share in the authorized capital: 0.00004%
Block of ordinary shares: 0.00004%

7. Osin Mikhail Nikolaevich
Born in 1955
Share in the authorized capital: none
Block of ordinary shares: none

8. Titov Vladimir Nikolaevich
Born in 1953
Share in the authorized capital: none
Block of ordinary shares: none

9. Sharkov Andrey Valentinovich
Born in 1964
Share in the authorized capital: none

Block of ordinary shares: none

Director General

Titov Vladimir Nikolaevich
Born in 1953
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: "Norilsk-Taimyr Power Company" Open Joint Stock Company
Abbreviated name: OJSC "NTEC"
Location: 663310, Russian Federation, Krasnoyarsk Territory, Norilsk, Veteranov Street 19.
Legal status explanation: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 51%
Block of ordinary shares held by the Issuer: 51%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Power and heat generation; operation of outside power facilities under contract with their owners.
The entity's role in the Issuer's operations: Power and heat supply of the Issuer and members of the Issuer group located within the Norilsk Industrial Region.

Members of the Board of Directors:

1. Abramov Yevgeni Yuryevich
Born in 1970
Share in the authorized capital: none
Block of ordinary shares: none

2. Astakhova Galina Anatolievna
Born in 1950
Share in the authorized capital: none
Block of ordinary shares: none

3. Bassova Yulia Vassilievna – Chairwoman of the Board
Born in – 1964
Share in the authorized capital: none
Block of ordinary shares: none

4. Dubnov Oleg Markovich
Born in 1971
Share in the authorized capital: none
Block of ordinary shares: none

5. Zagretdinov Ilias Shamilevich
Born in 1956
Share in the authorized capital: none
Block of ordinary shares: none

6. Zubakin Vasily Alexandrovich
Born in 1958
Share in the authorized capital: none
Block of ordinary shares: none

7. Katasonov Viktor Ivanovich
Born in 1956
Share in the authorized capital: 0.00836%
Block of ordinary shares: 0.00836%

8. Malov Aleksei Aexandrovich
Born in 1973
Share in the authorized capital: none
Block of ordinary shares: none

9. Petrukhin Maksim Anatolyevich
Born in 1973
Share in the authorized capital: none
Block of ordinary shares: none

10. Samarenko Oleg Vyacheslavovich
Born in 1960
Share in the authorized capital: none
Block of ordinary shares: none

11. Slobodin Mikhail Yuryevich
Born in 1972
Share in the authorized capital: none
Block of ordinary shares: none

Members of the Management Board

1. Abramov Yevgeni Yuryevich
Born in 1970
Share in the authorized capital: none
Block of ordinary shares: none

2. Katasonov Viktor Ivanovich
Born in 1956
Share in the authorized capital: 0.00836%
Block of ordinary shares: 0.00836%

Director General

Katasonov Victor Ivanovich
Born in 1956
*Share in the Issuer's authorized capital:*0.00836%
Block of ordinary shares: 0.00836%

Full corporate name: "Taimyr Oil Company" Limited Liability Company
Abbreviated name: "Taimyr Oil Company" LLC
Location: Russian Federation, Taimyr (Dolgano-Nenets) Autonomous District, 647000, Dudinka, Korotkaya Street 1 building 2.
Legal status explanation: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 51%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Geological prospecting, geophysical and geochemical survey of mineral resources; exploratory drilling.
The entity's role in the Issuer's operations: Oil-field exploration and development in the Norilsk Industrial Region.

The company is in the process of liquidation; operations are controlled by the Liquidation Commission.

Full corporate name: RioNor Exploration Limited Liability Company
Abbreviated name: RioNor Exploration LLC
Location: Russia, 123104, Moscow, Tverskoy Boulevard 13, bldg 1

Legal status explanation: Subsidiary. The Issuer holds a controlling interest and therefore can influence decision-making of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 51%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Advice on commercial operations and management.
The entity's role in the Issuer's operations: Management of other legal entities, assessment of technical and economic data related to geological srudy of economically important mineral deposits.

Members of the Board of Directors

1. Jukes Steven Jeffrey
Born in 1958
Share in the Issuer's authorized capital: none
Block of ordinary shares: none

2. Vittall Carol
Born in 1972
Share in the Issuer's authorized capital: none
Block of ordinary shares: none

3. Moody Timothey Charles
Born in 1963
Share in the Issuer's authorized capital: none
Block of ordinary shares: none

4. Page Michael Lee
Born in 1948
Share in the Issuer's authorized capital: none
Block of ordinary shares: none

5. Finsky Maksim Valerievich – Chairman of the Board of Directors
Born in 1966
Share in the Issuer's authorized capital: none
Block of ordinary shares: none

6. Shchetinin Andrey Yurievich
Born in 1967
Share in the Issuer's authorized capital: none
Block of ordinary shares: none

The Company's Charter does not provide for appointment of an executive board.

Director General

Hegner Frank David
Born in 1955
Share in the Issuer'sauthorized capital: none
Block of ordinary shares: none

Full corporate name: "Yenisei Shipping Company" Open Joint Stock Company
Abbreviated name: OJSC "YRP" or OJSC "Yenisei Shipping Company"
Location: 660049, Krasnoyarsk, Bograd Street 15.
Legal status explanation: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 43.92%
Block of ordinary shares held by the Issuer: 51.91%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Inland water cargo carriage.

83

The entity's role in the Issuer's operations: Cargo carriage for members of the Issuer group located within the Norilsk Industrial Region and the Krasnoyarsk Territory.

Members of the Board of Directors

1. Astanina Irina Vasilievna
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

2. Baturina Galina Nikolaevna
Born in 1954
Share in the authorized capital: none
Block of ordinary shares: none

3. Bulatov Vitali Vasilyevich
Born in 1961
Share in the authorized capital: none
Block of ordinary shares: none

4. Dubov Andrey Kimovich
Born in 1962
Share in the authorized capital: none
Block of ordinary shares: none

5. Isaeva Anna Andreevna
Born in 1958
Share in the authorized capital: none
Block of ordinary shares: none

6. Kardash Oleg Anatoyevich
Born in 1961
Share in the authorized capital: none
Block of ordinary shares: none

7. Lukyanov Alexei Valerievich
Born in 1971
Share in the authorized capital: none
Block of ordinary shares: none

8. Matiushenko Nikolai Ivanovich – Chairman of the Board
Born in 1949
Share in the authorized capital: none
Block of ordinary shares: none

9. Muravleva Olga Fedorovna
Born in 1975
Share in the authorized capital: none
Block of ordinary shares: none

10. Ponomaryova Nina Petrovna
Born in 1952
Share in the authorized capital: none
Block of ordinary shares: none

11. Stefanenko Svetlana Mikhailovna
Born in 1976
Share in the authorized capital: none
Block of ordinary shares: none

Management Board members

1. Vdovina Marina Valerievna
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

2. Molochkov Nikolay Petrovich
Born in 1948
Share in the authorized capital: none
Block of ordinary shares: none

3. Yakovlev Andrei Vasilyevich
Born in 1974
Share in the authorized capital: none
Block of ordinary shares: none

Director General

Molochkov Nikolai Petrovich
Born in 1945
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: "Zapolyarye" Sanatorium" Limited Liability Company
Abbreviated name: "Zapolyarye" Sanatorium" LLC
Location: Russia, 354073, Krasnodar Territory, Sochi, Pirogov Street 10.
Legal status explanation: Dependent company. A company shall be deemed a dependent company if other (dominating) company holds more than 20 per cent of voting shares in the first company (paragraph 4, Article 6 of the Federal Law "On Joint Stock Companies").
Share in the entity's authorized capital: 36.1%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Sanatorium-and spa treatment and medical services.
The entity's role in the Issuer's operations: Sanatorium-and-spa treatment and medical services to personnel of OJSC MMC Norilsk Nickel and other people, operation and maintenance of the sanatorium-and-spa complex in the Krasnodar Territory.

Members of the Board of Directors

1. Ananiev Vitaly Borisovich
Share in the authorized capital: none
Block of ordinary shares: none

2. Pakhaleva Natalia Ivanovna – Chairwoman of the Board
Born in 1975
Share in the Issuer's authorized capital: none
Block of ordinary shares: none

3. Potarina Tatiana Vasilievna
Born in 1955
Share in the Issuer's authorized capital: 0.00017%
Block of ordinary shares: 0.00017%

4. Pavlov Oleg Leonidovich
Born in 1971
Share in theIssuer's authorized capital: none
Block of ordinary shares: none

5. Khabibulin Abdulkhamid Khalimovich

Born in 1955
Share in the authorized capital: none
Block of ordinary shares: none

The Company's Charter does not provide for appointment of an executive board.

Director General

Dzheliev Zaurbek Khasanbekovich
Born in 1949
Share in the authorized capital: 0.00004%
Block of ordinary shares: 0.00004%

Full corporate name: "Norilskgasprom" Open Joint Stock Company
Abbreviated name: OJSC "Norilskgasprom"
Location: Russian Federation, Krasnoyarsk Territory, Norilsk.
Legal status explanation: Dependent company. A company shall be deemed a dependent entity if other (dominating) company holds more than 20 per cent of voting shares in the first company (paragraph 4, Article 6 of the Federal Law "On Joint Stock Companies").
Share in the entity's authorized capital: 29.39%
Block of ordinary shares held by the Issuer: 29.39%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Natural gas and condensate production; pipeline transportation of gas and relating products; manufacture of petroleum products, exploratory drilling.
The entity's role in the Issuer's operations: Natural gas production and delivery to members of the Issuer group located within the Norilsk Industrial Region.

Members of the Board of Directors

1. Astanina Irina Vasilievna
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

2. Yefimov Sergei Valentinovich
Born in 1959
Share in the authorized capital: none
Block of ordinary shares: none

3. Zakharova Alexandra Ivanovna
Born in 1973
Share in the authorized capital: none
Block of ordinary shares: none

4. Zhuravlev Sergey Igorevich
Born in 1970
Share in the authorized capital: none
Block of ordinary shares: none

5. Ivanov Dmitry Ivanovich
Born in 1964
Share in the authorized capital: none
Block of ordinary shares: none

6. Kuznetsov Vladimir Viktorovich
Born in 1962
Share in the authorized capital: none
Block of ordinary shares: none

7. Ponomaryov Andrey Nikolaevich
Born in 1960
Share in the authorized capital: none
Block of ordinary shares: none

8. Samarenko Oleg Vyacheslavovich
Born in 1960
Share in the authorized capital: none
Block of ordinary shares: none

9. *Samokhina Galina Yevgenyevna*
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

10. Tikhonov Viktor Valentinovich – Chairman of the Board
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

11. Trotsenko Svetlana Vitalievna
Born in 1961
Share in the authorized capital: none
Block of ordinary shares: none

The Company's Charter does not provide for appointment of an executive board.

Director General

Myshakov Anton Anatolievich
Born in 1962
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: "Krasnoyarskenergo" Open Joint Stock Company
Abbreviated name: OJSC "Krasnoyarskenergo"
Location: 660021, Russian Federation, Krasnoyarsk, Bograd Street 144A.
Legal status explanation: Dependent company. A company shall be deemed a dependent entity if other (dominating) company holds more than 20 per cent of voting shares in the first company (paragraph 4, Article 6 of the Federal Law "On Joint Stock Companies").
Share in the entity's authorized capital: 25.7%
Block of ordinary shares held by the Issuer: 25.38%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Thermal power plant operation.
The entity's role in the Issuer's operations: Power supply for members of the Issuer group located within the Krasnoyarsk Territory.

Members of the Board of Directors

1. Basova Yulia Vasilievna
Born in 1964
Share in the authorized capital: none
Block of ordinary shares: none

2. Borisenko Alexander Semenovich – Chairman of the Board
Born in 1961
Share in the authorized capital: none
Block of ordinary shares: none

3. Grafova Vera Alexandrovna
Born in 1977
Share in the authorized capital: none
Block of ordinary shares: none

4. Guryanov Denis Lvovich
Born in 1977
Share in the authorized capital: none
Block of ordinary shares: none

5. Malov Alexei Alexandrovich
Born in 1973
Share in the authorized capital: none
Block of ordinary shares: none

6. Nikitin Vitali Alexandrovich
Born in 1981
Share in the authorized capital: none
Block of ordinary shares: none

7.Skripacheva Marina Anatolievna
Born in 1978
Share in the authorized capital: none
Block of ordinary shares: none

8. Shlegel Alexander Eduardovich
Born in 1951
Share in the authorized capital: none
Block of ordinary shares: none

9. Shumilov Alexander Alexandrovich
Born in 1967
Share in the authorized capital: none
Block of ordinary shares: none

Members of the Management Board

1. Bulankin Valeriy Alexandrovich
Born in 1947
Share in the authorized capital: none
Block of ordinary shares: none

2. Kobelev Oleg Vladimirovich
Born in 1969
Share in the Issuer's authorized capital: none
Block of ordinary shares: none

3. Medvedeva Yulia Gennadievna
Born in 1975
Share in theIssuer's authorized capital: none
Block of ordinary shares: none

4. Raifikesht Vladimir Fedorovich
Born in 1951
Share in the authorized capital: none
Block of ordinary shares: none

5.Rogler Gustav Gustavovich
Born in 1949
Share in the Issuer's authorized capital: none

Block of ordinary shares: *none*

6. Soldatenko Vladimir Alexandrovich
Born in 1950
Share in the authorized capital: none
Block of ordinary shares: none

7. Tarasov Nikolai Nikolaevich
Born in 1953
Share in the authorized capital: none
Block of ordinary shares: none

8. Shlegel Alexander Eduardovich
Born in 1951
Share in the authorized capital: none
Block of ordinary shares: none

9. Yakimenko Andrey Alekseevich
Born in 1975
Share in the authorized capital: none
Block of ordinary shares: none

Managing Company

Full corporate name: Inter-Regional Distribution Grid of Siberia, Open Joint-Stock Company
Abbreviated corporate name: OJSC MRSK of Siberia
Location: 660021 Krasnoyarsk, ul. Bograda 144a.
Share in the Issuer's authorized capital: none
Share of common stock: none

Full corporate name: "Krasnoyarskenergosbyt" Open Joint Stock Company
Abbreviated name: OJSC "Krasnoyarskenergosbyt"
Location: 660049, Russian Federation, Krasnoyarsk, Dubrovinsky Street 43.
Legal status explanation: Dependent company. A company shall be deemed a dependent entity if other (dominating) company holds more than 20 per cent of voting shares in the first company (paragraph 4, Article 6 of the Federal Law "On Joint Stock Companies").
Share in the entity's authorized capital: 25.47%
Block of ordinary shares held by the Issuer: 25.26%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Wolesale and retail operations on the electric power markets.
The entity's role in the Issuer's operations: Power supply for members of the Issuer group located within the Krasnoyarsk Territory.

Members of the Board of Directors

1. Akhrimenko Dmitry Olegovich
Born in 1977
Share in the authorized capital: none
Block of ordinary shares: none

2. Yermakov Valery Maratovich – Chairman of the Board
Born in 1978
Share in the authorized capital: none
Block of ordinary shares: none

3. Dolgikh Vyacheslav Mikhailovich
Born in 1969
Share in the authorized capital: none
Block of ordinary shares: none

4. Kirillov Yuri Aleksandrovich
Born in 1978
Share in the authorized capital: none
Block of ordinary shares: none

5. Kostyuk Mikhail Dmitrievich
Born in 1952
Share in the authorized capital: none
Block of ordinary shares: none

6. Moskvin Aleksei Vasilievich
Born in 1978
Share in the authorized capital: none
Block of ordinary shares: none

7. Pavlova Yelena Vladimirovna
Born in 1976
Share in the authorized capital: none
Block of ordinary shares: none

8. Rebenchuk Anatoly Fedorovich
Born in 1949
Share in the authorized capital: 0.00012%
Block of ordinary shares: 0.00012%

9. Sysoyev Viktor Fedorovich
Born in 1948
Share in the authorized capital: none
Block of ordinary shares: none

The Company's Charter does not provide for appointment of an executive board.

Director General

Salkov Oleg Ivanovich
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: "Krasnoyarsk Transmission System" *Open Joint Stock Company*
Abbreviated name: OJSC "Krasnoyarsk Transmission System"
Location: 660021, Russian Federation, Krasnoyarsk, Bograd Street 144A.
Legal status explanation: Dependent company. A company shall be deemed a dependent entity if other
(dominating) company holds more than 20 per cent of voting shares in the first company (paragraph 4, Article 6
of the Federal Law "On Joint Stock Companies").
Share in the entity's authorized capital: 25.47 %
Block of ordinary shares held by the Issuer: 25.26 %
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Services in power transmission and distribution.
The entity's role in the Issuer's operations: Power supply for members of the Issuer group located within the
Krasnoyarsk Territory.

Members of the Board of Directors

1. Besschetny Dmitry Grigorievich
Born in 1973
Share in the authorized capital: none

Block of ordinary shares: none

2. Goncharov Yuri Vladimirovich – Chairman of the Board
Born in 1977
Share in the authorized capital: none
Block of ordinary shares: none

3. Davydkin Maksim Yakovlevich
Born in 1963
Share in the authorized capital: none
Block of ordinary shares: none

4. Zhigarev Vladimir Aleksandrovich
Born in 1962
Share in the authorized capital: none
Block of ordinary shares: none

5. Levykin Vladimir Dmitrievich
Born in 1982
Share in the authorized capital: none
Block of ordinary shares: none

6. Makarenko Yuri Leonidovich
Born in 1961
Share in the authorized capital: 0.00032%
Block of ordinary shares: 0.00032%

7. Nasryiev Rifkhat Gazisovich
Born in 1957
Share in the authorized capital: 0.00016%
Block of ordinary shares: 0.00016%

8. Seliverstova Svetlana Aleksandrovna
Born in 1975
Share in the authorized capital: none
Block of ordinary shares: none

9. Khromov Roman Leonidovich
Born in 1972
Share in the authorized capital: none
Block of ordinary shares: none

The Company's Charter does not provide for appointment of an executive board.

Director General

Martsinkevich Konstantin Leonidovich
Born in 1962
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: "Tyvaenergo-Holding" Open Joint Stock Company
Abbreviated name: OJSC "Tyvaenergo-Holding"
Location: 660021, Russian Federation, Krasnoyarsk, Bograd Street, 144A.
Legal; status explanation: Dependent company. A company shall be deemed a dependent entity if other (dominating) company holds more than 20 per cent of voting shares in the first company (paragraph 4, Article 6 of the Federal Law "On Joint Stock Companies").
Share in the entity's authorized capital: 25.47 %
Доля обыкновенных акций юридического лица, принадлежащих эмитенту: 25.26 %
The entity's share in the Issuer's authorized capital: none

91

Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Securities investments
The entity's role in the Issuer's operations: Power supply for members of the Issuer group located within the Krasnoyarsk Territory.

Members of the Board of Directors

1. Belyaev Dmitry Alexandrovich
Born in: 1983.
Share in the authorized capital: none
Block of ordinary shares: none

2. Gmyzin Nikolai Ivanovich
Born in 1956.
Share in the authorized capital: 0.00018%
Block of ordinary shares: 0.00018%

3. Gusev Andrey Leonidovich
Born in 1973
Share in the authorized capital: none
Block of ordinary shares: none

4. Yegorov Andrey Yurievich
Born in 1957.
Share in the authorized capital: 0.00014%
Block of ordinary shares: 0.00014%

5. Karnaukhov Igor Viktorovich
Born in 1960
Share in the authorized capital: none
Block of ordinary shares: none

6. Kiseleva Yelena Alexandrovna
Born in 1975
Share in the authorized capital: none
Block of ordinary shares: none

7. Kolokoltsev Alexandr Alexandrovich - Chairman of the Board
Born in 1962
Share in the authorized capital: none
Block of ordinary shares: none

8. Nekipelov Yuri Borisovich
Born in 1972
Share in the authorized capital: none
Block of ordinary shares: none

9. Ryutin Oleg Ivanovich
Born in 1961
Share in the authorized capital: 0.00016%
Block of ordinary shares: 0.00016%

The Company's Charter does not provide for appointment of an executive board.

Director General

Salkov Oleg Ivanovich
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

*- information on equity interest of subsidiary and affiliated companies and these companies' officials in the Issuer is given on the basis of the shareholder register of OJSC MMC Norilsk Nickel.

3.6.   Composition and Value of the Issuer's Fixed Assets, Scheduled Fixed Assets Acquisition, Replacement, Retirement and Encumbrance of the Issuer's Fixed Assets

3.6.1.   Fixed assets

Information on acquisition (replacement) cost of fixed assets and accumulated depreciation is not required for disclosure in the reporting period.

No revaluation of fixed assets of OJSC MMC Norilsk Nickel has been performed.

Encumbrance of fixed assets:

192 lease agreements were executed for movable and immovable property. Total rent under the agreements amounts to RUB 199,109.5 thousand.

During the reported period no fixed assets accounting for 10 or more per cent of fixed assets value have been acquired, replaced or decommissioned.

IV.   Financial and Business Operations of the Issuer

4.1.   Financial and Business Results of the Issuer

4.1.1   Profit and loss

This information is not required to be disclosed in the reporting period.

4.1.2.   Factors affecting the Issuer's sales revenue and operating profit

This information is not required to be disclosed in the reporting period.

4.2.   Liquidity

This information is not required to be disclosed in the reporting period.

4.3.   Amount and structure of the Issuer's Capital and Current Assets

4.3.1.   Amount and structure of the Issuer's capital and current assets

This information will be included in 1Q2007 report, after finalizing 2006 balance sheet

4.3.2.   Financial investments

This information is not required to be disclosed in the reporting period.

4.3.3.   Intangible assets

This information is not required to be disclosed in the reporting period.

4.4.   The Issuer's Policy and Investments in Scientific and Technological Development, Licenses, Patents, New Research and Developments

The Company management (Protocol of the Management Board No. ГМК/24-np-n of May 16, 2006 and Protocol of the Board of Directors No. ГМК/14-np-cд of June 30, 2006) approved «The Summary of MMC Norilsk Nickel's Strategic Development in the Period to 2020»

The Issuer's research and development activity is intended to support the Strategic Guidelines implementation by the results of research and development, feasibility studies, design and exploration.

With a view to improve cost-efficiency in applying the results of research and development, and to create a background for transition to a new qualitative level of technological development management, activities have been continued related to the implementation of a new reporting system, which will be based on certificates of comprehensive assessment of the results of research and development. Also under development are "The Corporate Standard of OJSC MMC Norilsk Nickel for professional competence of employees involved in implementing innovative projects" and a set of training and methodical materials on the subject "Principles of innovative technological activity".

The Company's Head Office has finished developing and implementing the Integrated Quality Management and Environmental Control System in accordance with the requirements of international standards ISO 9001:2000 and 14001:2004. Based on the results of certification audit conducted by one of the leading international certification authorities, BVQI, in December a certificate of conformance was issued to OJSC MMC Norilsk Nickel in the field of "Management of production and projects, sales and deliveries of products (nickel, copper, cobalt, precious metals, sulphur, selenium, tellurium)". In 2005 the quality management system in accordance with the requirements of ISO 9001:2000 in the certification domain "Production of nickel, copper and cobalt" was also implemented and successfully certified in the Company's Polar Division.

In cooperation with executive authorities and the Metallurgy Committee of the Chamber of Commerce and Industry of Russia, the Company participated in the development of a technical supervision and regulation system for the Russian mining industry. The Company performs a review of the Company's technical

standards and their harmonization with requirements of the Federal Law "On Technical Regulation". Within a working group the Company's specialists take part in development of the special technical regulation: "On safety of processes of extraction, concentration and processing of mineral resources" and the general technical regulation: "On environmental safety".

Six patents for the Company's inventions were granted in 2006, and three of these inventions were implemented in practice. Their economic effect amounts to RUB 48,034.37 thousand. Total economic effect from the implementation of all iventions made in 2006 will be determined upon the completion of all calculations.

Total R&D expenses of the Issuer in the fourth quarter of 2006 amounted to RUB 14.95 mln

No risks related to possible expiration of trademark licenses were identified.

4.5   Analysis of Development Trends Existing in the Industry where the Issuer operates

The world's market prices for non-ferrous and precious metals represent the main factor, which is able to change considerably the Company's performance results.

Metal prices generally depend on the following:
-        *economic and political situation in the world and in some of its parts;*
-        *global and regional metal supply and demand, and demand forecasts;*
-        *stock accumulation or sale by central banks and other major stockholders;*
-        *application of new technology;*
-        *adoption of new regulative documents and legal acts; measures undertaken by Russian and foreign governments for market regulation including the introduction of export quotas;*
-        *currency exchange rates;*
-        *inflation and interest rates.*

All of the above may affect the Company's operations, sales, profits, assets, liquidity and capital reserves.

To protect the Issuer from potential damaging influence of these factors, the following is being done: analysis of the world's markets and competitors' activities and selection of most interesting markets; search and acquisition of new operations and cost-efficient mineral deposits; expansion of direct sales to metal end-users on the basis of long-term contracts; study of new application areas for the Company's metals; production cost reduction and production of value-added products.

In 2006 world market prices and, accordingly, actual sales prices for all major metals are way above their historical levels.

Overall performance of OJSC MMC Norilsk Nickel is in line with the industry's development trends.

Major competitors of OJSC MMC Norilsk Nickel are:
On the nickel market — CVRD (Canada), Xstrata (Canada), Jinchuan (China);
On the copper market — Codelco (Chile), Phelps Dodge (USA), BHP Billiton (Australia), Urals Mining and Metallurgical Company (Russia);
On the PGM market — Anglo Platinum (South Africa), Impala (South Africa), Lonmin (South Africa).

Factors that support the competitiveness of the Company products:
In logistics:
—   *availability of own raw materials with high metal contents;*
—   *availability of cheap power sources.*
In production:
—   *availability of advanced technology;*
—   *operation of state-of-the-art equipment;*
—   *affiliated specialized research institute;*
—   *high-skilled personnel.*
In marketing:
—   *low production costs (by virtue of the above factors);*
—   *efficient product delivery logistics;*

- — *broad distribution network and end-use - oriented sales;*
- — *products' compliance with international standards.*

Neither the Charter nor any internal documents of OJSC MMC Norilsk Nickel require that the Issuer's quarterly report should be approved by the Board of Directors or the Management Board of the Company.

V. Details of Members of the Issuer's Managing bodies, Internal Audit System and brief information on employees (personnel)

5.1. Structure and Powers of the Issuer's Managing bodies

Supreme management powers in the Company are vested in the General Shareholders Meeting.
The Board of Directors is empowered to exercise general management of the Company operations except resolving matters within authority of the General Shareholders Meeting under the Charter.
Everyday management of the Company is exercised by Director General (single executive) and the Management Board (executive board).

Powers of the general shareholders meeting as provided for in the Charter:

5.19. The following issues shall come within authority of the Meeting:
5.19.1. amendment and modification of the Charter or approval of the revised Charter version;
5.19.2. reorganization of the Company;
5.19.3. liquidation of the Company, appointment of the liquidation committee and approval of intermediate and final liquidation balance sheet;
5.19.4. determination of the composition, election and dismissal of the Board of Directors;
5.19.5. determination of the number, par value and classes (types) of authorized shares and powers assigned to such shares;
5.19.6. increase of the authorized capital by increasing par value of existing shares or issuing of additional shares as provided for by the Federal Law;
5.19.7. reduction of the authorized capital by reducing par value of existing shares, acquisition by the Company of outstanding shares to reduce their total number or redemption of acquired or bought out shares;
5.19.8. election and premature dismissal of the Audit Commission;
5.19.9. approval of the Company auditor;
5.19.10. approval of annual statements, annual accounts including profit and loss accounts of the Company and distribution of annual profits and losses including payment (declaration) of dividends;
5.19.11. approval of proceedings of the General Shareholders Meeting;
5.19.12. election and premature dismissal of the accounting board;
5.19.13. splitting and consolidation of shares;
5.19.14. approval of transactions described in Article 83 of the Federal Law;
5.19.15. approval of major transactions described in Article 79 of the Federal Law;
5.19.16. purchase of outstanding shares of the Company as specified by the Federal Law;
5.19.17. resolution on participation in holding companies, financial and industrial groups, associations and other business alliances;
5.19.18. approval of internal regulative documents;
5.19.19. other matters provided for in the Federal Law.

Powers of the Issuer's Board of Directors under the Charter:
6.3. Powers of the Board of Directors:
6.3.1. The Board of Directors shall be empowered to exercise general management of the Company except resolving matters within authority of the General Shareholders Meeting.
6.3.2. The Board of Directors shall not delegate to executive bodies of the Company any matters vested in its authority under the Federal Law and this Charter.
6.3.3. The Board of Directors shall be empowered to:
6.3.3.1. determine priority lines, concepts and strategy of the Company development and method of implementation thereof, approve the Company's plans and budgets and any modification thereof;
6.3.3.2. convene the annual and extraordinary Meeting except as specified by the Federal Law;
6.3.3.3. approve the agenda of the Meeting;
6.3.3.4. fix the date of registration of persons entitled to attend the Meeting and resolve other matters relating to the preparation and holding of the Meeting vested in the Board of Directors by the Federal Law;
6.3.3.5. submit to the Meeting matters specified in paragraphs 5.19.2, 5.19.6, 5.19.13-5.19.18 of this Charter;
6.3.3.6. issue debentures and other regular securities of the Company including convertible debentures and other convertible regular securities as provided for by the Federal Law;
6.3.3.7. determine the price (value) of assets, securities issue and redemption price as provided for by the Federal Law;
6.3.3.8. redeem outstanding shares, debentures and other securities of the Company as provided for by the Federal Law;

97

6.3.3.9. appoint and dismiss executive bodies of the Company:

— *elect and remove Director General, fix the remuneration and compensation payable to and approve and terminate the contract with Director General;*

— *elect the Management Board of the Company (on presentation by Director General), fix the remuneration and compensation payable to and approve and terminate the contracts with members of the Management Board;*

6.3.3.10.recommend on the size of the remuneration and compensation payable to members of the Audit Committee and the Company auditor fee;

6.3.3.11.recommend on the size of dividends on shares and payment procedure;

6.3.3.12.spend reserve and other funds of the Company;

6.3.3.13.approve by-laws of the Company except those to be approved by the Meeting under the Federal Law and by the Company's executive bodies under this Charter;

6.3.3.14.establish (wind up) branches and open (close) representative offices of the Company;

6.3.3.15.approve participation of the Company in other entities and transactions in members' shares held by the Company which result or may result in disposal or encumbrance of such shares and make other decisions which may results in the change of the Company's interests in other entities (resolutions to refrain from the exercise of pre-emptive rights, to subscribe to shares, etc.);

6.3.3.16.approve major transactions as provided for by the Federal Law;

6.3.3.17.approve non-arm's length transactions as provided for by applicable law;

6.3.3.18.approve the Registrar of the Company, approve and terminate the contract with the Registrar;

6.3.3.19.increase the authorized capital of the Company through the issue of additional shares within the number and classes (types) specified for authorized shares;

6.3.3.20.approve securities issues, issue reports and prospectuses as specified by applicable federal law and other regulations;

6.3.3.21.convene the general holding meeting of the subsidiary and approve the agenda thereof unless otherwise specified by the subsidiary's Charter;

6.3.3.22.amend and modify this Charter as provided for by the Federal Law;

6.3.3.23.exercise control over the execution of the budgets approved by the Board of Directors;

6.3.3.24.approve regulations for the Company's branches and representative offices;

6.3.3.25.approve the Company's dividend policy;

6.3.3.26.approve the internal control system and procedures and the management information system;

6.3.3.27.appoint (remove) chairman of the Company's auditing department and fix the his remuneration;

6.3.3.28.approve requirements to nominees to and the appointment procedure of the auditing department personnel;

6.3.3.29.approve the Regulations for the auditing department of the Company;

6.3.3.30.specify requirements to nominees to the Management Board and Director General of the Company;

6.3.3.31.appoint (remove) Secretary of the Company, approve the contract and the remuneration of such Secretary;

6.3.3.32.approve the Regulations for the Secretariat of the Company;

6.3.3.33.approve transactions to the amount Two (2) and more per cent of balance-sheet value of the Company's assets recorded on the last balance-sheet date;

6.3.3.34.identify basic risks inherent in the Company's operations and implement measures and procedures of risk management;

6.3.3.35.approve public relations and investor policy;

6.3.3.36.exercise supervision over management of the Company and financial and business operations thereof, appraise performance of Director General and members of the Management Board and exercise control over compliance with resolutions of the Board of Directors;

6.3.3.37.resolve on the invitation of independent observers to supervise the counting of votes at the Meeting;

6.3.3.38.appoint committees consisting of members of the Board of Directors;

6.3.3.39.vest in members of the Management Board responsibility for supervision over particular lines of the Company operations;

6.3.3.40.elect and dismiss deputy chairman (chairmen) of the Board of Directors;

6.3.3.41.appoint (remove) Secretary of the Board of Directors;

6.3.3.42.determine the procedure of voting by shares held by the Company in other business entities on the increase of the authorized capital, reorganization or liquidation of such business entities;

6.3.3.43.resolve other matters provided for by the Federal Law.

Powers of the Issuer's single executive and executive board under theCharter:

7.8. The Powers of the Management Board:

7.8.1. prepare and submit to the Board of Directors proposals for amending the Company's Charter;

7.8.2. compile and submit to the Board of Directors preliminary reports on the Company's financial and business operations;

7.8.3. prepare proposals for the transactions to be approved by the Meeting or the Board of Directors;

7.8.4. review and appraise financial and business results of the Company including the execution of approved plans, programs and review reports and other information on operations of the Company, its subsidiaries, branches and representative offices;

7.8.5. prepare proposals for the spending of the Company's reserve fund;

7.8.6. discuss materials to be presented to meetings of the Board of Directors;

7.8.7. appoint managers of branches and representative offices of the Company;

7.8.8. determine the procedure of voting by shares held by the Company in other business entities except as otherwise provided for in paragraph 6.3.3.43 hereof;

7.8.9. appoint representative of the Company at general shareholders meetings of business entities in which the Company holds interests and issue voting instructions according to the resolution of the Management Board or the Board of Directors.

The Issuer has no by-law specifying corporate rules of conduct.

On March 17, 2006, changes were introduced in the Charter of OJSC MMC Norilsk Nickel in para. 3.1., 3.2., 5.7., 6.2.8., 6.3.3.

The full version of the current Charter of OJSC MMC Norilsk Nickel with amendments and modification, and internal documents regulating the performance of the Issuer's management bodies are available on the following Internet-site: http://www.nornik.ru/en/investor/shareholder/int_document/reports/

5.2.   Information about Members of the Issuer's Management Bodies

Members of the Board of Directors

Chairman: Klishas Andrey Alexandrovich

Members of the Board of Directors:

Bugrov Andrey Yevgenyevich

Born in: 1952

Education: higher education (Moscow State Institute of Foreign Relations), post-graduate professional education, Candidate of Economics

Offices occupied over the last 5 years:

Period: 1993-2002
Entity: World Bank Group (Washington, USA)
Office: Representative of the Russian Federation in the World Bank Group, Executive Director of the International Bank for Reconstruction and Development (IBRD) and the International Finance Corporation (IFC), Washington (USA)

Period: 2002-2004
Entity: "INTERROS Holding Company" Closed Joint Stock Company
Office: Deputy Chairman of the Management Board

Period: 2002-2003
Entity: "SILOVYE MASHINY-LMZ, ZTL, Electrosila, Energomashexport" Open Joint Stock Company
Office: member of the Board of Directors

Period: 2002-2003
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: Chairman of the Board of Directors, President

Period: 2002 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: member of the Board of Directors

Period: 2002 – present time
Entity: Chamber of Commerce and Industry of the Russian Federation
Office: member of the Management Board, member of the Committee for Financial Markets and Lending Institutions

Period: 2002 – present time
Entity: Non-governmental Organization "Council for Foreign and Defense Policy"
Office: member of the Council

Period: 2003 – 2005
Entity: "Russian Utility Systems" Open Joint Stock Company
Office: member of the Board of Directors

Period: 2003 – present time
Entity: AIG-INTERROS ADVISOR, LTD.
Office: Director

Period: 2003 – present time
Entity: AIG-INTERROS RCF, LTD.
Office: Director

Period: 2003 – present time
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: member of the Board of Directors

Period: 2003 – 2006
Entity: "Fincom — Investments and Management" Limited Liabilities Company
Office: Chairman of the Supervisory Board

Period: 2003 – present time
Entity: "Open Investments" Open Joint Stock Company
Office: Chairman of the Board of Directors

Period: 2004 – present time
Entity: "INTERROS Holding Company" Closed Joint Stock Company
Office: Managing Director, member of the Board of Directors

Period: 2004 – 2006
Entity: "Prof-Media" Publishing House" Closed Joint Stock Company
Office: Chairman of the Board of Directors

Period: 2004 – present time
Entity: RAO UES of Russia
Office: member of the Board of Directors

Period: 2005 – 2005
Entity: "Regional Generation Company No. 1" Open Joint Stock Company
Office: member of the Board of Directors

Period: 2005 – 2005
Entity: "SILOVYE MASHINY-LMZ, ZTL, Electrosila, Energomashexport" Open Joint Stock Company
Office: member of the Board of Directors

Period: 2005 - present time
Entity: "Prof-Media Management" Limited Liability Company
Office: member of the Board of Directors

100

Period: 2006 - present time
Entity: Russian Union of Industrialists and Entrepreneurs
Office: member of the Management Board

Period: 2006 - present time
Entity: IST Capital GP LLC
Office: member of the Board of Directors

Period: 2006 - present time
Entity: Economic Analysis Bureau Foundation
Office: member of the Management Board

Share in the Issuer's authorized capital: none
Number of the Issuer's shares in the ownership: none
Shares in the Issuer's subsidiaries/affiliates: none
Number of shares in the Issuer's subsidiary and affiliated companies: none
Kinship with other members of the Issuer's management and/or auditing bodies: none

Guy de Selliers

Born in: 1952

Education: higher professional education

Offices occupied over the last 5 years:

Period: 1998-2001
Entity: Fleming/JP Morgan/Chase
Office: Chairman of the Board of Directors, Eastern Europe

Period: 1998-2001
Entity: NIF Holding
Office: non-executive member of the Board of Directors

Period: 1998 – present time
Entity: Solvay S.A.
Office: non-executive member of the Board of Directors

Period: 2000 – present time
Entity: Partners in Hope
Office: Chairman of the Board of Trustees

Period: 2001 – present time
Entity: Open Joint-Stock Company Wimm Bill DannFoods
Office: non-executive member of the Board of Directors

Period: 2001-2001
Entity: British Titanium
Office: non-executive member of the Board of Directors

Period: 2001 – 2005
Entity: Fortis Group
Office: member of the International Supervisory Board

Period: 2002 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: member of the Board of Directors

Period: 2003 – present time

Entity: HB Advisors
Office: Chairman of the Board of Directors

Period: 2003 – present time
Entity: "Shatura" Furniture Company" Open Joint Stock Company
Office: non-executive member of the Board of Directors

Period: 2005 - present time
Entity: Allied Resource Corporation (USA)
Office: non-executive director

Share in the Issuer's authorized capital: none
Number of the Issuer's shares in the ownership: none
Shares in the Issuer's subsidiaries/affiliates: none
Number of shares in the Issuer's subsidiary and affiliated companies: none
Kinship with other members of the Issuer's management and/or auditing bodies: none

Dolgikh Vladimir Ivanovich

Born in: 1924

Education: post-graduate professional education, Doctor of Engineering

Offices occupied over the last 5 years:

Period: 1988 – present time
Entity: retiree
Office: N/A

Period: 1997 – present time
Entity: "Krasnoyarsk Fraternity" Society
Office: Chairman of the Management Board

Period: 1999 – present time
Entity: "Norilsk Nickel" Russian Joint Stock Company for Non-Ferrous and Precious Metals Production, Open Joint Stock Company
Office: member of the Board of Directors

Period: 2001 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: member of the Board of Directors

Period: 2002 – present time
Entity: Moscow City Council of Veterans of War, Labour, Armed Forces and Law Enforcement Bodies
Office: Chairman of the Moscow City Council

Share in the Issuer's authorized capital: 0.00025%
Number of the Issuer's shares in the ownership: 0.00025%
Shares in the Issuer's subsidiaries/affiliates: none
Number of shares in the Issuer's subsidiary and affiliated companies: none
Kinship with other members of the Issuer's management and/or auditing bodies: none

Klishas Andrey Alexandrovich

Born in: 1972

Education: post-graduate professional education, Candidate of Law

Offices occupied over the last 5 years:

Period: 1998 – present time
Entity: "Norilsk Nickel" Russian Joint Stock Company for Non-Ferrous and Precious Metals Production, Open Joint Stock Company
Office: member of the Board of Directors, Chairman of the Board of Directors

Period: 1998 – present time
Entity: "INTERROS Holding Company" Closed Joint Stock Company
Office: Director for Legal Issues, Deputy Director General, Director General, Chairman of the Management Board

Period: 1999-2003
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: member of the Board of Directors

Period: 2001-2002
Entity: "Roskhleboprodukt" Federal Contract Corporation" Open Joint Stock Company
Office: member of the Board of Directors

Period: 2001 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Chairman of the Board of Directors

Period: 2002 – 2005
Entity: "Silovye Mashiny-LMZ, ZTL, Electrosila, Energomashexport" Open Joint Stock Company
Office: member of the Board of Directors

Period: 2002 – present time
Entity: "Agros Agro-Industrial Complex" Closed Joint Stock Company
Office: member of the Board of Directors

Period: 2003 – 2006
Entity: "Fincom — Investments and Management" Limited Liability Company
Office: member of the Supervisory Board

Period: 2004 – present time
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: Chairman of the Board of Directors

Period: 2004 – present time
Entity: "INTERROS Holding Company" Closed Joint Stock Company
Office: member of the Board of Directors

Period: 2006 – present time
Entity: "Polyus Gold" Open Joint-Stock Company
Office: member of the Board of Directors

Share in the Issuer's authorized capital: none
Number of the Issuer's shares in the ownership: none
Shares in the Issuer's subsidiaries/affiliates: none
Number of shares in the Issuer's subsidiaries/ affiliates: none
Kinship with other members of the Issuer's management and/or auditing bodies: none

Ralph Tavakolian Morgan

Born in: 1968

Education: higher professional education

Offices occupied over the last 5 years:

103

Period: 1995-2004
Entity: McKinsey&Co. Inc.
Office: partner, junior partner, project manager

Period: 2004 – 2005
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Director General — Deputy Chairman of the Management Board

Period: 2005 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: member of the Board of Directors

Period: 2005 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Director General — member of the Management Board

Share in the Issuer's authorized capital: none
Number of the Issuer's shares in the ownership: none
Shares in the Issuer's subsidiaries/affiliates: none
Number of shares in the Issuer's subsidiary and affiliated companies: none
Kinship with other members of the Issuer's management and/or auditing bodies: none

Prokhorov Mikhail Dmitryevich

Born in: 1965

Education: higher professional education

Offices occupied over the last 5 years:

Period: 1998-2001
Entity: "INTERROS Holding Company" Closed Joint Stock Company
Office: member of the Board of Directors

Period: 2000-2001
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: President

Period: 2000-2002
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: member of the Board of Directors

Period: 2000-2002
Entity: "International Finance Company" Joint-Stock Commercial Bank (Closed Joint Stock Company)
Office: member of the Board of Directors

Period: 2001 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Director General - Chairman of the Management Board

Period: 2003 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: member of the Board of Directors

Period: 2005 – present time
Entity: Limited Liability Company «Football Club «Moscow»
Office: Chairman of the Board of Directors

Period: 2006 – present time
Entity: Limited Liability Company «Management Company «Sport Projects»

Office: Chairman of the Board of Directors

Period: 2006 – present time
Entity: "Polyus Gold" Open Joint-Stock Company
Office: Chairman of the Board of Directors

Share in the Issuer's authorized capital: none
Number of the Issuer's shares in the ownership: none
Shares in the Issuer's subsidiaries/affiliates: none
Number of shares in the Issuer's subsidiary and affiliated companies: none
Kinship with other members of the Issuer's management and/or auditing bodies: none

Salnikova Ekaterina Mikhailovna

Born in: 1957

Education: higher professional education

Offices occupied over the last 5 years:

Period: 1998-2003
Entity: "Fincom — Investments and Management" Limited Liability Company
Office: member of the Supervisory Board

Period: 1998 – present time
Entity: "Universalinvest" Closed Joint Stock Company
Office: Director General

Period: 1998 – present time
Entity: "INTERROS Holding Company" Closed Joint Stock Company
Office: Director, Corporate Governance

Period: 2000-2004
Entity: "Prof-Media" Publishing House" Closed Joint Stock Company
Office: member of the Board of Directors

Period: 2000 – 2005
Entity: "Silovye Mashiny-LMZ, ZTL, Electrosila, Energomashexport" Open Joint Stock Company
Office: member of the Board of Directors

Period: 2001-2003
Entity: "INTERROS Holding Company" Closed Joint Stock Company
Office: member of the Management Board

Period: 2001-2003
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: member of the Board of Directors

Period: 2003 – present time
Entity: "Open Investments" Open Joint Stock Company
Office: member of the Board of Directors

Period: 2004 – 2006
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: member of the Board of Directors

Period: 2004-2005
Entity: "Agros Agro-Industrial Complex" Closed Joint Stock Company
Office: member of the Board of Directors

Period: 2004 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: member of the Board of Directors

Period: 2006 – present time
Entity: "Polyus Gold" Open Joint-Stock Company
Office: member of the Board of Directors

Period: 2006 – present time
Entity: Open Joint-Stock Company "Silovye Machiny-ZTL, LMZ, Electrosila, Energomashexport"
Office: member of the Board of Directors

Share in the Issuer's authorized capital: none
Number of the Issuer's shares in the ownership: none
Shares in the Issuer's subsidiaries/affiliates: none
Number of shares in the Issuer's subsidiary and affiliated companies: none
Kinship with other members of the Issuer's management and/or auditing bodies: none

Ugolnikov Kirill Lvovich

Born in: 1961

Education: higher professional education

Offices occupied over the last 5 years:

Period: 1995-2000
Entity: State Tax Service of the Russian Federation, Ministry of the Russian Federation for Taxes and Charges
Office: Deputy Manager of the State Tax Service of the Russian Federation, First Deputy Minister of the Russian Federation for Taxes and Charges

Period: 2000 – present time
Entity: "Vneshyurkollegia" Closed Joint Stock Company
Office: member of the Board of Directors

Period: 2000 – present time
Entity: "Investsberbank" Joint-Stock Commercial Bank (Open Joint-Stock Company)
Office: member of the Board of Directors

Period: 2005 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: member of the Board of Directors

Share in the Issuer's authorized capital: none
Number of the Issuer's shares in the ownership: none
Shares in the Issuer's subsidiaries/affiliates: none
Number of shares in the Issuer's subsidiary and affiliated companies: none
Kinship with other members of the Issuer's management and/or auditing bodies: none

Heinz S. Schimmelbusch

Born in: 1944

Education: higher professional education, Doctor of Economics

Offices occupied over the last 5 years:

Period: 1994 – present time
Entity: Allied Resource Corporation (USA)
Office: Chairman of the Board of Directors, Director General

Period: 1997 – present time
Entity: Safeguard International Fund L.P.
Office: Managing Director, partner and founder

Period: 1998 – present time
Entity: Metallurg Holdings, Inc.
Office: Chief Executive Officer, member of the Board of Directors

Period: 1998 – present time
Entity: ALD Vacuum Technologies AG
Office: Chairman of the Supervisory Board

Period: 2001 – present time
Entity: Pfalz-Flugzeugwerke GmbH
Office: Chairman of the Supervisory Board

Period: 2002 – present time
Entity: Metallurg Inc.
Office: Chairman of the Board of Directors, Director General

Period: 2003 – present time
Entity: Millstream Acquisition Corporation
Office: member of the Board of Directors

Period: 2003 – present time
Entity: Timminco Limited
Office: Chairman of the Board of Directors, Director General

Period: 2003 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: member of the Board of Directors

Share in the Issuer's authorized capital: none
Number of the Issuer's shares in the ownership: none
Shares in the Issuer's subsidiaries/affiliates: none
Number of shares in the Issuer's subsidiary and affiliated companies: none
Kinship with other members of the Issuer's management and/or auditing bodies: none

The Issuer's single executive and members of the collegial executive board:

Komarov Igor Anatolyevich

Born in: 1964

Education: higher professional education

Offices occupied over the last 5 years:

Period: 2000-2002
Entity: "Joint Stock Commercial Savings Bank of the Russian Federation" Open Joint Stock Company
Office: Deputy Chairman of the Management Board

Period: 2002 – 2005
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Director General — Deputy Chairman of the Management Board

Period: 2002-2004
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: member of the Board of Directors

Period: 2003 – present time
Entity: "National Organization for Financial Accounting and Reporting Standards" Foundation
Office: member of the Management Board

Period: 2005 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Director General – member of the Management Board

Share in the Issuer's authorized capital: none
Number of the Issuer's shares in the ownership: none
Shares in the Issuer's subsidiaries/affiliates: none
Number of shares in the Issuer's subsidiary and affiliated companies: none
Kinship with other members of the Issuer's management and/or auditing bodies: none

Kotlyar Yuri Alexeevich

Born in: 1938

Education: higher professional education

Offices occupied over the last 5 years:

Period: 1997-2001
Entity: "Norilsk Nickel" Russian Joint Stock Company for Non-Ferrous and Precious Metals Production, Open Joint Stock Company
Office: First Deputy Director General

Period: 1999-2003
Entity: "Norilsk Nickel" Russian Joint Stock Company for Non-Ferrous and Precious Metals Production, Open Joint Stock Company
Office: member of the Board of Directors, Chairman of the Board of Directors (elected to the Board of Directors in 1996, 1997)

Period: 2001-2002
Entity: Leading Research and Design Institute of Nickel-Cobalt Industry of "Norilsk Nickel" Russian Joint Stock Company for Non-Ferrous and Precious Metals Production, Open Joint Stock Company
Office: Director General

Period: 2001-2002
Entity: Leading Research and Design Institute of Nickel-Cobalt Industry of "Norilsk Nickel" Russian Joint Stock Company for Non-Ferrous and Precious Metals Production, Open Joint Stock Company
Office: member of the Management Board

Period: 2001 – 2005
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Chairman of the Management Board

Period: 2001 – present time
Entity: "Norilsk Nickel" Russian Joint Stock Company for Non-Ferrous and Precious Metals Production, Open Joint Stock Company
Office: Director General — Chairman of the Management Board

Period: 2005 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: member of the Management Board

Share in the Issuer's authorized capital: none
Number of the Issuer's shares in the ownership: none
Shares in the Issuer's subsidiaries/affiliates: none

Number of shares in the Issuer's subsidiary and affiliated companies: none
Kinship with other members of the Issuer's management and/or auditing bodies: none

Ralph Tavakolian Morgan

Born in: 1968

Education: higher professional education

Offices occupied over the last 5 years:

Period: 1995-2004
Entity: McKinsey&Co. Inc.
Office: partner, junior partner, project manager

Period: 2004 – 2005
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Director General — Deputy Chairman of the Management Board

Period: 2005 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: member of the Board of Directors

Period: 2005 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Director General — member of the Management Board

Share in the Issuer's authorized capital: none
Number of the Issuer's shares in the ownership: none
Shares in the Issuer's subsidiaries/affiliates: none
Number of shares in the Issuer's subsidiary and affiliated companies: none
Kinship with other members of the Issuer's management and/or auditing bodies: none

Morozov Denis Stanislavovich

Born in: 1973

Education: post-graduate professional education, Candidate of Economics

Offices occupied over the last 5 years:

Period: 1999-2001
Entity: "Norilsk Nickel" Russian Joint Stock Company for Non-Ferrous and Precious Metals Production, Open Joint Stock Company
Office: Head of Corporate Capital Management, Shareholder and Investor Department

Period: 2001-2003
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Head of Legal department

Period: 2001-2003
Entity: "Norilsk Nickel" Russian Joint Stock Company for Non-Ferrous and Precious Metals Production, Open Joint Stock Company
Office: Head of Legal Department (part-time officer)

Period: 2002 – present time
Entity: "Norilsk Nickel" Russian Joint Stock Company for Non-Ferrous and Precious Metals Production, Open Joint Stock Company
Office: member of the Management Board

Period: 2002-2003
Entity: "Norilsk Nickel" Russian Joint Stock Company for Non-Ferrous and Precious Metals Production, Open Joint Stock Company
Office: member of the Board of Directors

Period: 2002-2005
Entity: Gold-Mining "Polus" Closed Joint Stock Company
Office: member of the Board of Directors

Period: 2002-2003
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Manager of the Office of the Board of Directors (part-time officer)

Period: 2003 – present time
Entity: "Norilsk Nickel" Russian Joint Stock Company for Non-Ferrous and Precious Metals Production, Open Joint Stock Company
Office: Deputy Director General (part-time officer)

Period: 2003-2005
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Director General

Period: 2005 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Director General — member of the Management Board

Period: 2006 – present time
Entity: "Polyus Gold" Open Joint-Stock Company
Office: member of the Board of Directors

Share in the Issuer's authorized capital: 0.000004%
Number of the Issuer's shares in the ownership: 0.000004%
Shares in the Issuer's subsidiaries/affiliates: none
Number of shares in the Issuer's subsidiary and affiliated companies: none
Kinship with other members of the Issuer's management and/or auditing bodies: none

Prokhorov Mikhail Dmitryevich

Born in: 1965

Education: higher professional education

Offices occupied over the last 5 years:

Period: 1998-2001
Entity: "INTERROS Holding Company" Closed Joint Stock Company
Office: member of the Board of Directors

Period: 2000-2001
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: President

Period: 2000-2002
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: member of the Board of Directors

Period: 2000-2002
Entity: "International Finance Company" Joint-Stock Commercial Bank (closed joint stock company)
Office: member of the Board of Directors

Period: 2001 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Director General - Chairman of the Management Board

Period: 2003 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: member of the Board of Directors

Period: 2005 – present time
Entity: Limited Liability Company «Football Club «Moscow»
Office: Chairman of the Board of Directors

Period: 2006 – present time
Entity: Limited Liability Company «Management Company «Sport Projects»
Office: Chairman of the Board of Directors

Period: 2006 – present time
Entity: "Polyus Gold" Open Joint-Stock Company
Office: Chairman of the Board of Directors

Share in the Issuer's authorized capital: none
Number of the Issuer's shares in the ownership: none
Shares in the Issuer's subsidiaries/affiliates: none
Number of shares in the Issuer's subsidiary and affiliated companies: none
Kinship with other members of the Issuer's management and/or auditing bodies: none

Rozenberg Jacques Iosifovich

Born in: 1943

Education: higher professional education

Offices occupied over the last 5 years:

Period: 1998-2003
Entity: "Norilskgasprom" Open Joint Stock Company
Office: member of the Board of Directors

Period: 1999-2003
Entity: Leading Research and Design Institute of OJSC MMC Norilsk Nickel, Open Joint Stock Company
Office: member of the Scientific and Technical Council

Period: 2001-2003
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Director General, Deputy Director General — Chairman of the Scientific and Technical Council

Period: 2001-2001
Entity: "NORMETIMPEX" Closed Joint Stock Company
Office: member of the Board of Directors

Period: 2001-2001
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: member of the Management Board

Period: 2002 – 2005
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Director General — Deputy Chairman of the Management Board

Period: 2005 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Director General — member of the Management Board

Share in the Issuer's authorized capital: 0.00047%
Number of the Issuer's shares in the ownership: 0.00047%
Shares in the Issuer's subsidiaries/affiliates: none
Number of shares in the Issuer's subsidiary and affiliated companies: none
Kinship with other members of the Issuer's management and/or auditing bodies: none

Sprogis Viktor Yevgenyevich

Born in: 1961

Education: higher professional education

Offices occupied over the last 5 years:

Period: 2000-2001
Entity: "Raznoimport" Open Joint Stock Company
Office: First Deputy Director General

Period: 2001-2005
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Director General, Marketing

Period: 2005 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Director General — member of the Management Board

Share in the Issuer's authorized capital: none
Number of the Issuer's shares in the ownership: none
Shares in the Issuer's subsidiaries/affiliates: none
Number of shares in the Issuer's subsidiary and affiliated companies: none
Kinship with other members of the Issuer's management and/or auditing bodies: none

Tomenko Victor Petrovich

Born in: 1971

Education: higher professional education

Offices held over the last five years:

Period: 2000-2005
Entity: Norilsk Trade and Production Association Open Joint Stock Company
Office: member of the Board of Directors

Period: 2000-2005
Entity: Torginvest Open Joint Stock Company
Office: member of the Board of Directors

Period: 2001-2002
Entity: Kola MMC Open Joint Stock Company
Office: member of the Board of Directors

Period: 2001-2002
Entity: Krasnoyarsk Representative Office of MMC Norilsk Nickel Closed Joint Stock Company
Office: member of the Board of Directors

Period: 2001-2002
Entity: Novolipetsky Metallurgical Combine Open Joint Stock Company
Office: member of the Board of Directors

Period: 2001-2003
Entity: Norilskgazprom Open Joint Stock Company
Office: member of the Board of Directors

Period: 2001-2002
Entity: MMC Norilsk Nickel Open Joint Stock Company
Office: Deputy Director of the Polar Branch (economic and financial issues)

Period: 2002-2004
Entity: MMC Norilsk Nickel Open Joint Stock Company
Office: First Deputy Director – First Vice Chairman of the Management Board of the Polar Branch

Period: 2004-2005
Entity: Tes - Agriculture and Construction Complex Open Joint Stock Company
Office: member of the Board of Directors

Period: 2003-2006
Entity: Norilsk Mining and Metallurgical Combine Open Joint Stock Company
Office: Director (part-time)

Period: 2004- present time
Entity: MMC Norilsk Nickel Open Joint Stock Company
Office: Director of the Polar Branch

Period: 2006- present time
Entity: MMC Norilsk Nickel Open Joint Stock Company
Office: member of the Management Board

Share in the Issuer's authorized capital: 0.00014%
Number of the Issuer's shares in the ownership: 0.00014%
Shares in the Issuer's subsidiaries/affiliates: Yenissey Shipping Company – 0.00024%
Number of shares in the Issuer's subsidiary and affiliated companies: Yenissey Shipping Company – 0.00031%

Finsky Maksim Valeryevich

Born in: 1966

Education: higher professional education, candidate of legal sciences

Offices occupied over the last 5 years:

Period: 1998-2001
Entity: "International Finance Company" Joint-Stock Commercial Bank
Office: Manager of the Customer Relations Division, Director of the Commercial and Banking Operations Department, Deputy Chairman of the Management Board, First Deputy Chairman of the Management Board

Period: 2000-2002
Entity: "International Finance Company" Joint-Stock Commercial Bank
Office: member of the Board of Directors

Period: 2001-2002
Entity: "Babayevski" Confectionary Concern" Open Joint Stock Company
Office: Chairman of the Board of Directors

Period: 2001 – 2005
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Director General — Deputy Chairman of the Management Board

Period: 2002 – 2005
Entity: International Platinum Association e.V.
Office: member of the Board of Directors

Period: 2002-2003
Entity: "Murmansk Shipping Company" Open Joint Stock Company
Office: member of the Board of Directors

Period: 2004 – 2006
Entity: Metal Trade Overseas SA, Zug, Switzerland
Office: Chairman of the Board of Directors

Period: 2005 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Director General — member of the Management Board

Period: 2006 – present time
Entity: RioNor-Exploration Limited Liability Company
Office: Chairman of the Board of Directors

Share in the Issuer's authorized capital: none
Number of the Issuer's shares in the ownership: none
Shares in the Issuer's subsidiaries/affiliates: none
Number of shares in the Issuer's subsidiary and affiliated companies: none
Kinship with other members of the Issuer's management and/or auditing bodies: none

Officer acting as single executive:

Prokhorov Mikhail Dmitryevich

5.3. Information on Remuneration, Benefits and/or Compensations to members of the Issuer's Management Bodies

All types of remuneration paid to members of the Company's Board of Directors in 2006 — 21,220,002 Rubles*

All types of remuneration paid to members of the Company's Management Board and Director General in 2006 — 196,732,765 Rubles*

*- The amount of remuneration paid to Director General – Chairman of the Management Board, M.D. Prokhorov, a member of the Board of Directors, as well as R.T. Morgan who during some periods of 2006 were concurrently present on the Board of Directors and the Management Board, is included in the total remuneration paid to members of the Management Board and Director General.

The General Shareholders Meeting of OJSC MMC Norilsk Nickel held on June 29, 2006 resolved that during their terms of office members of the Board of Directors of OJSC MMC Norilsk Nickel being "Independent Directors" under paragraph 6.2.8 of the Company Charter shall be paid a quarterly remuneration of 750,000 Rubles each and "Independent Director" — Chairman of the Audit Committee of the Board of Directors shall be paid a quarterly remuneration of 1,250,000 Rubles. "Independent Directors" are also reimbursed documented expenses incurred in the performance of their office duties (traveling and accommodation expenses, meals, interpreter services) not exceeding 2,000,000 Rubles a year each.

Members of the Company's executive bodies are paid remuneration provided for by the employment schedule.

5.4. Structure and Powers of the Issuer's Internal Control Bodies

Extract from the Charter:

8.1.   Control over financial and business operations of the Company shall be exercised by the Audit Committee.

8.2.   The Meeting shall elect the Audit Committee consisting of Five (5) members. Proceedings of the Audit Committee shall be specified by the Regulations for the Audit Committee approved by the Meeting.

Members of the Audit Committee shall not be members of the Board of Directors or occupy other offices in the Company's management.

8.3.   The Audit Committee shall conduct audits annually and at any time when initiated by the Audit Committee or requested by the Meeting, the Board of Directors or shareholders holding in aggregate at least Ten (10) per cent of voting shares.

8.4.   Officers of the Company's management shall furnish financial and business records of the Company requested by the Audit Committee.

8.5.   The auditor shall audit financial and business operations of the Company on a contract basis in accordance with applicable regulations of the Russian Federation.

8.6.   The Audit Committee and the auditor shall prepare opinions as provided for by applicable federal law and other regulations of the Russian Federation.

8.7.   The Audit Committee and the auditor may demand convening of the extraordinary Meeting according to the procedure specified by the Federal Law.

The Company does not maintain an internal control service.

The Company has no by-law specifying the rules of prevention of insider information use.

5.5.   Information on Members of the Issuer Internal Control Bodies

Basova Yulia Vasilyevna

Born in: *1964*

Education: higher professional education

Offices occupies over the last 5 years:

Period: 2000-2002
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: chief economic adviser to President

Period: 2002 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Director General

Period: 2003-2005
Entity: "Kolenergo" Open Joint Stock Company
Office: member of the Board of Directors

Period: 2003 – present time
Entity: "Krasnoyarskenergo" Open Joint Stock Company
Office: Deputy Chairman of the Board of Directors

Period: 2003-2005
Entity: "Norilskgasprom" Open Joint Stock Company
Office: member of the Board of Directors, Chairman of the Board of Directors

Period: 2005 – present time

Entity: "Norilsk-Taimyr Power Company" Open Joint Stock Company
Office: Chairman of the Board of Directors

Share in the Issuer's authorized capital: none
Number of the Issuer's shares in the ownership: none
Shares in the Issuer's subsidiaries/affiliates: none
Number of shares in the Issuer's subsidiary and affiliated companies: none
Kinship with other members of the Issuer's management and/or auditing bodies: none

Meshcheryakov Vadim Yuryevich

Born in: **1969**

Education: higher professional education

Offices occupies over the last 5 years:

Period: 1998-2000
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: Manager of the Claim Administration Department of the Legal Division

Period: 2000-2001
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: Director, Legal Department

Period: 2001-2003
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: Adviser to the Bank President

Period: 2003 - present time
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: Senior Vice President

Share in the Issuer's authorized capital: none
Number of the Issuer's shares in the ownership: none
Shares in the Issuer's subsidiaries/affiliates: none
Number of shares in the Issuer's subsidiary and affiliated companies: none
Kinship with other members of the Issuer's management and/or auditing bodies: none

Morozov Nikolay Vladimirovich

Born in: *1967*

Education: higher professional education

Offices occupies over the last 5 years:

Period: 1998-2002
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: Internal Control Service Manager

Period: 2002-2003
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: member of the Management Board

Period: 2003 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Director of the Internal Control Department

Share in the Issuer's authorized capital: none

Number of the Issuer's shares in the ownership: none
Shares in the Issuer's subsidiaries/affiliates: none
Number of shares in the Issuer's subsidiary and affiliated companies: none
Kinship with other members of the Issuer's management and/or auditing bodies: none

Rompel Olga Yuryevna

Born in: *1957*

Education: higher professional education

Offices occupies over the last 5 years:

Period: 1998-2002
Entity: Krasnoyarsk Representative Office of "Norilsk Nickel" Mining and Metallurgical Open Joint Stock Company, Closed Joint Stock Company
Office: Director, Tax and Arbitration Department

Period: 2002 – 2005
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Adviser to Director General

Period: 2002 – present time
Entity: "Taimyr Oil Company" Limited Liability Company
Office: Chairman of the Board of Directors

Period: 2005 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Director of Control and Analytics Department

Period: 2006 – present time
Entity: Closed Joint Stock Company «Sports and Healthcare Center "Fitness "CenterExcellent"
Office: member of the Board of Directors

Share in the Issuer's authorized capital: none
Number of the Issuer's shares in the ownership: none
Shares in the Issuer's subsidiaries/affiliates: none
Number of shares in the Issuer's subsidiary and affiliated companies: none
Kinship with other members of the Issuer's management and/or auditing bodies: none

Firsik Olesya Vladimirovna

Born in: *1970*

Education: higher professional education

Offices occupies over the last 5 years:

Period: 1998-2003
Entity: "International Finance Company" Joint-Stock Commercial Bank
Office: Chief Accountant

Period: 2003-2004
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Chief Accountant

Period: 2004 – 2005
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: First Vice President

117

Period: 2005 – present time
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: Chief Accountant

Share in the Issuer's authorized capital: none
Number of the Issuer's shares in the ownership: none
Shares in the Issuer's subsidiaries/affiliates: none
Number of shares in the Issuer's subsidiary and affiliated companies: none
Kinship with other members of the Issuer's management and/or auditing bodies: none

5.6.   Information on Remuneration, Benefits and/or Compensations of the Issuer Internal Control Bodies

All types of remuneration paid to members of the Company's Audit Commission in 2006 — 29,139,772 Rubles.

5.7   Summarized Data on Education Level of the Issuer Employees, Number of Personnel and Personnel Turnover

This information is not required in the reporting period.

5.8.   Information on the Issuer Liabilities to Employees Relating to Their Participation in the Issuer's Authorized Capital

No such liabilities exist.

VI.   Information on the Shareholders (participants) and Interested-Party Transactions of the Issuer

6.1.   Total number of shareholders (participants)

Total number of shareholders recorded in the shareholders register of OJSC MMC Norilsk Nickel at the end of the rporting period was 58,040;

including nominee holders — 19.

6.2.   Information on Participants (Shareholders) Holding at Least 5 Per Cent of the Authorized Capital or at Least 5 Per Cent of Ordinary Shares and Information on Participants (Shareholders) Holding at Least 20 Per Cent of the Authorized Capital or at Least 20 Per Cent of Ordinary Shares

Shareholders (participants) holding at least 5 per cent of the Issuer's authorized capital or 5 per cent of its ordinary shares*:

Full and abbreviated corporate name: ING BANK (Eurasia) Closed Joint Stock Company, ING Bank (Eurasia) ZAO — nominal holder
Location: 127473, Moscow, Krasnoproletarskaya Street 36
Contact telephone, fax, e-mail: tel. (495) 755-5400; fax (495) 755-5499; e-mail: mail@ibimos.ru
Number, date of issue and term of validity of professional securities market member license, license issuer: License No. 177-03728-000100 issued by the Russian Federal Securities Commissions on December 7, 2000 for unlimited periof of time
Number of the Issuer ordinary shares registered in the name of the nominal holder: 80,209,132.

Full and abbreviated corporate name: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company) (nominal holder)
Location: 107078 Moscow, Mashi Poryvaevoi Street 11
Contact telephone, fax, e-mail: tel. (495) 956-9238, 440-7936, 440-7906; fax (495) 725-7698, 440-7914; e-mail Mailbox@rosbank.ru
Number, date of issue and term of validity of professional securities market member license, license issuer: License No. 177-05729-000100 issued by the Russian Federal Securities Commission on November 13, 2001 for unlimited period of time
Number of the Issuer ordinary shares registered in the name of the nominal holder: 46,386,181.

Full and abbreviated corporate name: Closed Joint Stock Company Depositary Clearing Company, CJSC DKK (nominal holder);
Location: 115162 Moscow, Shabolovka Street 31, building B;
Contact telephone, fax, e-mail: tel. (495) 956-0999, fax (495) 232-68-04; e-mail *dcc@dcc.ru*
Number, date of issue and term of validity of professional securities market member license, license issuer: License No. 177-06236-000100 issued by the Russian Federal Securities Commission on 09.10.2002 for unlimited period of time
Number of the Issuer ordinary shares registered in the name of the nominal holder: 12,547,555.

Full and abbreviated corporate name: Non-profit Partnership National Depositary Centre - NDC (nominal holder);
Location: 125009 Moscow, Sredni Kislovsky Per., 1/13, build. 4;
Contact telephone, fax, e-mail: tel. (495) 956-0931, fax (495) 956-0938; e-mail info@ndc.ru;
Number, date of issue and term of validity of professional securities market member license, license issuer: License No. 177-03431-000100 issued by the Russian Federal Securities Commission on 04.12.2000 for unlimited period of time;
Number of the Issuer ordinary shares registered in the name of the nominal holder: 10,713,585.

*- Information on equity interest of the above mentioned entities is given on the basis of information provided by the shareholders register of OJSC MMC Norilsk Nickel.

6.3. Government or Municipal Interests in the Issuer's Authorized Capital, Availability of Special Right ("Golden Share")

Government (municipal) interest in the Issuer's authorized capital: none

6.4. Restrictions on Participation in the Issuer's Authorized Capital

No such restrictions apply.

6.5. Changes in Information about the Shareholders (Participants) Holding at Least 5 Per Cent of the Issuer's Authorized Capital or at Least 5 Per Cent of Ordinary Shares

Record date: February 15, 2001

Full and abbreviated corporate name: Russian Joint Stock Company for Non-Ferrous and Precious Metals Production "Norilsk Nickel", Open Joint Stock Company, RAO "Norilsk Nickel"
Share in the Issuer's authorized capital: 36.39%
Block of ordinary shares held by the shareholders: 36.39%

Full and abbreviated corporate name: Alturo Avenue Corp. Joint Stock Company, Alturo Avenue Corp.
Share in the Issuer's authorized capital: 19.97%
Block of ordinary shares held by the shareholders: 19.97%

Full and abbreviated corporate name: "JUNIPER VALE HOLDINGS LIMITED", "JUNIPER VALE HOLDINGS LIMITED"
Share in the Issuer's authorized capital: 19.95%
Block of ordinary shares held by the shareholders: 19.95%

Full and abbreviated corporate name: "INTERROS Holding Company" Closed Joint Stock Company, ZAO "INTERROS HC"
Share in the Issuer's authorized capital: 12.67%
Block of ordinary shares held by the shareholders: 12.67%

Full and abbreviated corporate name: "TECHNOINVEST INC." Closed Joint Stock Company, ZAO "TECHNOINVEST INC."
Share in the Issuer's authorized capital: 6.45%
Block of ordinary shares held by the shareholders: 6.45%

Record date: March 10, 2001

Shareholders (Participants) holding at least 5 per cent of the Issuer's authorized capital or 5 per cent of ordinary shares:

Full and abbreviated corporate name: "Norilsk Nickel" Russian Joint Stock Company for Non-Ferrous and Precious Metals Production, Open Joint Stock Company, RAO "Norilsk Nickel"
Share in the Issuer's authorized capital: 36.39%
Block of ordinary shares held by the shareholders: 36.39%

Full and abbreviated corporate name: Alturo Avenue Corp. Joint Stock Company, Alturo Avenue Corp.
Share in the Issuer's authorized capital: 19.97%
Block of ordinary shares held by the shareholders: 19.97%

Full and abbreviated corporate name: "JUNIPER VALE HOLDINGS LIMITED", "JUNIPER VALE HOLDINGS LIMITED"
Share in the Issuer's authorized capital: 19.95%
Block of ordinary shares held by the shareholders: 19.95%

Full and abbreviated corporate name: "INTERROS Holding Company" Closed Joint Stock Company, ZAO "INTERROS HC"
Share in the Issuer's authorized capital: 12.67%
Block of ordinary shares held by the shareholders: 12.67%

Full and abbreviated corporate name: "TECHNOINVEST INC." Closed Joint Stock Company, ZAO "TECHNOINVEST INC."
Share in the Issuer's authorized capital: 6.45%
Block of ordinary shares held by the shareholders: 6.45%

Record date: October 30, 2001

Shareholders (participants) holding at least 5 per cent of the Issuer's authorized capital or 5 per cent of ordinary shares:

Full and abbreviated corporate name: "Norilsk Nickel" Russian Joint Stock Company for Non-Ferrous and Precious Metals Production, Open Joint Stock Company, RAO "Norilsk Nickel"
Share in the Issuer's authorized capital: 17.64%
Block of ordinary shares held by the shareholders: 17.64%

Full and abbreviated corporate name: KM Technologies (Overseas) Limited KM, Technologies (Overseas) Limited
Share in the Issuer's authorized capital: 14.53%
Block of ordinary shares held by the shareholders: 14.53%

Full and abbreviated corporate name: THE BANK OF NEW YORK INTERNATIONAL NOMINEES, THE BANK OF NEW YORK INTERNATIONAL NOMINEES*
Share in the Issuer's authorized capital: 13.12%
Block of ordinary shares held by the shareholders: 13.12%

Full and abbreviated corporate name: CLAYTON IMPORT&EXPORT S.A., CLAYTON IMPORT&EXPORT S.A.
Share in the Issuer's authorized capital: 10.18%
Block of ordinary shares held by the shareholders: 10.18%

Full and abbreviated corporate name: "JUNIPER VALE HOLDINGS LIMITED", "JUNIPER VALE HOLDINGS LIMITED"
Share in the Issuer's authorized capital: 7.09%
Block of ordinary shares held by the shareholders: 7.09%

Full and abbreviated corporate name: "INTERROS Holding Company" Closed Joint Stock Company, ZAO "INTERROS HC"
Share in the Issuer's authorized capital: 6.09%
Block of ordinary shares held by the shareholders: 6.09%

* - ADR

Record date: February 11, 2002

Shareholders (participants) holding at least 5 per cent of the Issuer's authorized capital or 5 per cent of ordinary shares:

Full and abbreviated corporate name: SAFISER INVESTMENTS LTD, SAFISER INVESTMENTS LTD
Share in the Issuer's authorized capital: 15.34%
Block of ordinary shares held by the shareholders: 15.34%

Full and abbreviated corporate name: KM Technologies (Overseas) Limited KM, Technologies (Overseas) Limited
Share in the Issuer's authorized capital: 14.77%
Block of ordinary shares held by the shareholders: 14.77%

Full and abbreviated corporate name: THE BANK OF NEW YORK INTERNATIONAL NOMINEES, THE BANK OF NEW YORK INTERNATIONAL NOMINEES*
Share in the Issuer's authorized capital: 13.05%
Block of ordinary shares held by the shareholders: 13.05%

Full and abbreviated corporate name: CLAYTON IMPORT&EXPORT S.A., CLAYTON IMPORT&EXPORT S.A.
Share in the Issuer's authorized capital: 8.59%
Block of ordinary shares held by the shareholders: 8.59%

Full and abbreviated corporate name: "JUNIPER VALE HOLDINGS LIMITED", "JUNIPER VALE HOLDINGS LIMITED"
Share in the Issuer's authorized capital: 7.79%
Block of ordinary shares held by the shareholders: 7.79%

Full and abbreviated corporate name: "INTERROS Holding Company" Closed Joint Stock Company, ZAO "INTERROS HC"
Share in the Issuer's authorized capital: 6.09%
Block of ordinary shares held by the shareholders: 6.09%

* - ADR

Record date: May 16, 2002

Shareholders (participants) holding at least 5 per cent of the Issuer's authorized capital or 5 per cent of ordinary shares:

Full and abbreviated corporate name: THE BANK OF NEW YORK INTERNATIONAL NOMINEES, THE BANK OF NEW YORK INTERNATIONAL NOMINEES*
Share in the Issuer's authorized capital: 13.86%
Block of ordinary shares held by the shareholders: 13.86%

Full and abbreviated corporate name: "Interros Estate" Closed Joint Stock Company, ZAO "Interros Estate"
Share in the Issuer's authorized capital: 13.49%
Block of ordinary shares held by the shareholders: 13.49%

Full and abbreviated corporate name: "KM Invest" Closed Joint Stock Company, ZAO "KM Invest"
Share in the Issuer's authorized capital: 6.74%
Block of ordinary shares held by the shareholders: 6.74%

Full and abbreviated corporate name: "INTERROS Holding Company" Closed Joint Stock Company, ZAO "INTERROS HC"
Share in the Issuer's authorized capital: 6.09%
Block of ordinary shares held by the shareholders: 6.09%

* - ADR

Record date: May 14, 2003

Shareholders (participants) holding at least 5 per cent of the Issuer's authorized capital or 5 per cent of ordinary shares:

Full and abbreviated corporate name: "BEKTANCO HOLDINGS CO. LIMITED", "BEKTANCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 12.50%
Block of ordinary shares held by the shareholders: 12.50%

Full and abbreviated corporate name: "RINSOCO TRADING CO. LIMITED", "RINSOCO TRADING CO. LIMITED"
Share in the Issuer's authorized capital: 12.50%
Block of ordinary shares held by the shareholders: 12.50%

Full and abbreviated corporate name: "DIMOSENCO HOLDINGS CO. LIMITED", "DIMOSENCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 12.50%
Block of ordinary shares held by the shareholders: 12.50%

Full and abbreviated corporate name: "PHARANCO HOLDINGS CO. LIMITED", "PHARANCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 12.50%
Block of ordinary shares held by the shareholders: 12.50%

Full and abbreviated corporate name: THE BANK OF NEW YORK INTERNATIONAL NOMINEES, THE BANK OF NEW YORK INTERNATIONAL NOMINEES*
Share in the Issuer's authorized capital: 10.05%
Block of ordinary shares held by the shareholders: 10.05%

Full and abbreviated corporate name: Credit Suisse First Boston Securities Closed Joint Stock Company, ZAO Credit Suisse First Boston Securities
Share in the Issuer's authorized capital: 9.58%
Block of ordinary shares held by the shareholders: 9.58%

Full and abbreviated corporate name: "INTERROS Holding Company" Closed Joint Stock Company, ZAO "INTERROS HC"
Share in the Issuer's authorized capital: 7.15%
Block of ordinary shares held by the shareholders: 7.15%

*- ADR

Record date: November 13, 2003

Shareholders (participants) holding at least 5 per cent of the Issuer's authorized capital or 5 per cent of ordinary shares:

Full and abbreviated corporate name: THE BANK OF NEW YORK INTERNATIONAL NOMINEES, THE BANK OF NEW YORK INTERNATIONAL NOMINEES*
Share in the Issuer's authorized capital: 20.9%
Block of ordinary shares held by the shareholders: 20.9%

Full and abbreviated corporate name: "BEKTANCO HOLDINGS CO. LIMITED", "BEKTANCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 12.50%
Block of ordinary shares held by the shareholders: 12.50%

Full and abbreviated corporate name: "RINSOCO TRADING CO. LIMITED", "RINSOCO TRADING CO. LIMITED"
Share in the Issuer's authorized capital: 12.50%
Block of ordinary shares held by the shareholders: 12.50%

Full and abbreviated corporate name: "DIMOSENCO HOLDINGS CO. LIMITED", "DIMOSENCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 12.50%
Block of ordinary shares held by the shareholders: 12.50%

Full and abbreviated corporate name: "PHARANCO HOLDINGS CO. LIMITED", "PHARANCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 12.50%
Block of ordinary shares held by the shareholders: 12.50%

Full and abbreviated corporate name: "INTERROS Holding Company" Closed Joint Stock Company, ZAO "INTERROS HC"
Share in the Issuer's authorized capital: 7.09%
Block of ordinary shares held by the shareholders: 7.09%

*- ADR

Record date: May 7, 2004

Shareholders (participants) holding at least 5 per cent of the Issuer's authorized capital or 5 per cent of ordinary shares:

Full and abbreviated corporate name: THE BANK OF NEW YORK INTERNATIONAL NOMINEES, THE BANK OF NEW YORK INTERNATIONAL NOMINEES*
Share in the Issuer's authorized capital: 27.3%
Block of ordinary shares held by the shareholders: 27.3%

Full and abbreviated corporate name: "BEKTANCO HOLDINGS CO. LIMITED", "BEKTANCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 12.50%
Block of ordinary shares held by the shareholders: 12.50%

Full and abbreviated corporate name: "RINSOCO TRADING CO. LIMITED", "RINSOCO TRADING CO. LIMITED"
Share in the Issuer's authorized capital: 12.50%
Block of ordinary shares held by the shareholders: 12.50%

Full and abbreviated corporate name: "DIMOSENCO HOLDINGS CO. LIMITED", "DIMOSENCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 12.50%
Block of ordinary shares held by the shareholders: 12.50%

Full and abbreviated corporate name: "PHARANCO HOLDINGS CO. LIMITED", "PHARANCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 12.50%
Block of ordinary shares held by the shareholders: 12.50%

Full and abbreviated corporate name: "INTERROS Holding Company" Closed Joint Stock Company, ZAO "INTERROS HC"
Share in the Issuer's authorized capital: 7.00%

Block of ordinary shares held by the shareholders: 7.00%

- ADR

Record date: October 8, 2004

Shareholders (participants) holding at least 5 per cent of the Issuer's authorized capital or 5 per cent of ordinary shares:

Full and abbreviated corporate name: THE BANK OF NEW YORK INTERNATIONAL NOMINEES, THE BANK OF NEW YORK INTERNATIONAL NOMINEES*
Share in the Issuer's authorized capital: 24.18%
Block of ordinary shares held by the shareholders: 24.18%

Full and abbreviated corporate name: "BEKTANCO HOLDINGS CO. LIMITED", "BEKTANCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 12.50%
Block of ordinary shares held by the shareholders: 12.50%

Full and abbreviated corporate name: "RINSOCO TRADING CO. LIMITED", "RINSOCO TRADING CO. LIMITED"
Share in the Issuer's authorized capital: 12.50%
Block of ordinary shares held by the shareholders: 12.50%

Full and abbreviated corporate name: "DIMOSENCO HOLDINGS CO. LIMITED", "DIMOSENCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 12.50%
Block of ordinary shares held by the shareholders: 12.50%

Full and abbreviated corporate name: "PHARANCO HOLDINGS CO. LIMITED", "PHARANCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 12.50%
Block of ordinary shares held by the shareholders: 12.50%

Full and abbreviated corporate name: "INTERROS Holding Company" Closed Joint Stock Company, ZAO "INTERROS HC"
Share in the Issuer's authorized capital: 6.97%
Block of ordinary shares held by the shareholders: 6.97%

- ADR

Record date: May 12, 2005

Shareholders (participants) holding at least 5 per cent of the Issuer's authorized capital or 5 per cent of ordinary shares:

Full and abbreviated corporate name: THE BANK OF NEW YORK INTERNATIONAL NOMINEES, THE BANK OF NEW YORK INTERNATIONAL NOMINEES*
Share in the Issuer's authorized capital: 35.29%
Block of ordinary shares held by the shareholders: 35.29%

Full and abbreviated corporate name: "DIMOSENCO HOLDINGS CO. LIMITED", "DIMOSENCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 11.28%
Block of ordinary shares held by the shareholders: 11.28%

Full and abbreviated corporate name: "PHARANCO HOLDINGS CO. LIMITED", "PHARANCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 11.28%
Block of ordinary shares held by the shareholders: 11.28%

Full and abbreviated corporate name: "INTERROS Holding Company" Closed Joint Stock Company, ZAO "INTERROS HC"
Share in the Issuer's authorized capital: 6.87%
Block of ordinary shares held by the shareholders: 6.87%

Full and abbreviated corporate name: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel", OJSC MMC Norilsk Nickel
Share in the Issuer's authorized capital: 5.83%
Block of ordinary shares held by the shareholders: 5.83%

*- ADR

Record date: August 11, 2005

Shareholders (participants) holding at least 5 per cent of the Issuer's authorized capital or 5 per cent of ordinary shares:

Full and abbreviated corporate name: THE BANK OF NEW YORK INTERNATIONAL NOMINEES, THE BANK OF NEW YORK INTERNATIONAL NOMINEES*
Share in the Issuer's authorized capital: 36.51%
Block of ordinary shares held by the shareholders: 36.51%

Full and abbreviated corporate name: "DIMOSENCO HOLDINGS CO. LIMITED", "DIMOSENCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 11.28%
Block of ordinary shares held by the shareholders: 11.28%

Full and abbreviated corporate name: "PHARANCO HOLDINGS CO. LIMITED", "PHARANCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 11.28%
Block of ordinary shares held by the shareholders: 11.28%

Full and abbreviated corporate name: "INTERROS Holding Company" Closed Joint Stock Company, ZAO "INTERROS HC"
Share in the Issuer's authorized capital: 6.84%
Block of ordinary shares held by the shareholders: 6.84%

Full and abbreviated corporate name: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel", OJSC MMC Norilsk Nickel
Share in the Issuer's authorized capital: 5.83%
Block of ordinary shares held by the shareholders: 5.83%

* - ADR

Record date: November 11, 2005

Shareholders (participants) holding at least 5 per cent of the Issuer's authorized capital or 5 per cent of ordinary shares:

Full and abbreviated corporate name: THE BANK OF NEW YORK INTERNATIONAL NOMINEES, THE BANK OF NEW YORK INTERNATIONAL NOMINEES*
Share in the Issuer's authorized capital: 36.46%
Block of ordinary shares held by the shareholders: 36.46%

Full and abbreviated corporate name: "DIMOSENCO HOLDINGS CO. LIMITED", "DIMOSENCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 11.28%
Block of ordinary shares held by the shareholders: 11.28%

Full and abbreviated corporate name: "PHARANCO HOLDINGS CO. LIMITED", "PHARANCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 11.28%
Block of ordinary shares held by the shareholders: 11.28%

Full and abbreviated corporate name: "INTERROS Holding Company" Closed Joint Stock Company, ZAO "INTERROS HC"
Share in the Issuer's authorized capital: 6.79%
Block of ordinary shares held by the shareholders: 6.79%

Full and abbreviated corporate name: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel", OJSC MMC Norilsk Nickel
Share in the Issuer's authorized capital: 5.83%
Block of ordinary shares held by the shareholders: 5.83%

* - ADR

Record date: January 1, 2006

Shareholders (participants) holding at least 5 per cent of the Issuer's authorized capital or 5 per cent of ordinary shares:

Full and abbreviated corporate name: THE BANK OF NEW YORK INTERNATIONAL NOMINEES, THE BANK OF NEW YORK INTERNATIONAL NOMINEES*
Share in the Issuer's authorized capital: 36.41%
Block of ordinary shares held by the shareholders: 36.41%

Full and abbreviated corporate name: "DIMOSENCO HOLDINGS CO. LIMITED", "DIMOSENCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 11.28%
Block of ordinary shares held by the shareholders: 11.28%

Full and abbreviated corporate name: "PHARANCO HOLDINGS CO. LIMITED", "PHARANCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 11.28%
Block of ordinary shares held by the shareholders: 11.28%

Full and abbreviated corporate name: "INVEST Holding Company" Closed Joint Stock Company, ZAO "INVEST HC"
Share in the Issuer's authorized capital: 6.59%
Block of ordinary shares held by the shareholders: 6.59%

Full and abbreviated corporate name: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel", OJSC MMC Norilsk Nickel
Share in the Issuer's authorized capital: 5.83%
Block of ordinary shares held by the shareholders: 5.83%

* - ADR

Record date: May 15, 2006

Shareholders (participants) holding at least 5 per cent of the Issuer's authorized capital or 5 per cent of ordinary shares:

Full and abbreviated corporate name: THE BANK OF NEW YORK INTERNATIONAL NOMINEES, THE BANK OF NEW YORK INTERNATIONAL NOMINEES*
Share in the Issuer's authorized capital: 40.85%
Block of ordinary shares held by the shareholders: 40.85%

Full and abbreviated corporate name: "DIMOSENCO HOLDINGS CO. LIMITED", "DIMOSENCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 12.02%
Block of ordinary shares held by the shareholders: 12.02%

Full and abbreviated corporate name: "PHARANCO HOLDINGS CO. LIMITED", "PHARANCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 12.02%
Block of ordinary shares held by the shareholders: 12.02%

Full and abbreviated corporate name: "INVEST Holding Company" Closed Joint Stock Company, ZAO "INVEST HC"
Share in the Issuer's authorized capital: 7.40%
Block of ordinary shares held by the shareholders: 7.40%

* - ADR

Record date: October 5, 2006

Shareholders (participants) holding at least 5 per cent of the Issuer's authorized capital or 5 per cent of ordinary shares:

Full and abbreviated corporate name: THE BANK OF NEW YORK INTERNATIONAL NOMINEES, THE BANK OF NEW YORK INTERNATIONAL NOMINEES*
Share in the Issuer's authorized capital: 40.00%
Block of ordinary shares held by the shareholders: 40.00%

Full and abbreviated corporate name: "DIMOSENCO HOLDINGS CO. LIMITED", "DIMOSENCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 12.02%
Block of ordinary shares held by the shareholders: 12.02%

Full and abbreviated corporate name: "PHARANCO HOLDINGS CO. LIMITED", "PHARANCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 12.02%
Block of ordinary shares held by the shareholders: 12.02%

Full and abbreviated corporate name: "KM INVEST" Closed Joint Stock Company, ZAO "KM Invest"
Share in the Issuer's authorized capital: 7.40%
Block of ordinary shares held by the shareholders: 7.40%

*- ADR

6.6.   Information on Interested Party Transactions Executed by the Issuer

Fifteen interested-party transactions totally worth RUB 5,848,928 thousand were undertaken by the Issuer in the reporting quarter. All these transactions were approved by the Company's Board of Directors.

The value of each interested party transaction did not exceed 5 per cent of the balance-sheet value of the Issuer's assets.

6.7.   Accounts Receivable

Disclosure of this information is not required for the period under reporting.

VII.   The Issuer's Accounts and Other Financial Information

7.1   Annual Accounts

Disclosure of this information is not required for the period under reporting.

7.2.   Quarterly Accounting Reports for the Last Full Quarter

Disclosure of this information is not required for the period under reporting.

7.3.   Consolidated Accounting Reports for the Last Full Fiscal Year

Disclosure of this information is not required for the period under reporting.

7.4   The Issuer's Accounting Policy

Nothing changed in the Issuer's accounting policy in the reporting quarter.

7.5.   Export Sales and Export Share in Total Sales

Disclosure of this information is not required for the period under reporting.

7.6.   Value of the Issuer's Immovable Property and Significant Changes in the Issuer's Assets after the End of the Last Full Fiscal Year

This information will be given in the 1Q2007 report, after finalizing 2006 balance sheet.

Within 12 months before the end of the period under review, the following immovable property of the Issuer was appraised with a view to its subsequent sale:

Item	Cost as per appraiser statement, VAT exclusive (in thousand RUB)
Valek Therapy Center, buildings 1, 2, center	*7,500*
Valek Therapy Center, building 3	*3,600*
Valek Therapy Center, building 4	*3,000*
Construction materials storage	*2,760*
Wood working factory	*101,420*
Administrative building at ZKPD-2	*53,800*
Main building of the plant	*274,790*
Concrete mixing shop	*25,390*
Backfill material storehouse with gallery	*64,500*
Open storage of finished product	*920*
Main building of TSMVI	*67,100*
Crushing shop with gallery	*20,550*
Administrative building	*13,030*
Production shop	*667*
Administrative building	*1,995*
Cold storage building	*277*
Office building	*85*
Warm storehouse	*743*
Concrete Plant	*551*
Warm storehouse	*1,004*
Cold storage	*186*
BPO-1 building	*92,458*
Compressed air station	*1,569*
Administrative building UETS	*5,147*
Workshop (repairs)	*486*
Warm storehouse	*265*
Office building of asphalt/concrete plant	*803*
Industrial base of UPTK	*6,424*
Mortar/concret unit	*688*
Service and leisure centre for workers	*177*
Garage for road vehicles	*11,264*
Cable drwing building	*2,399*
Health centre	*29*

Boiler assembly shop	64
Vent station	1,310
Administrative building	1,866
Warm storehouse No.2	35,080
Cold materials storage No.3	24,976
Shops	10,513
Bitume shop	1,610
Warehouse	217
Administrative building SPU-1	36,092
Core storehouse	422
Reinforced concrete shop	19,645
Electric shop	1,349
Administrative building	20,644
Shops	1,295

In accordance with the resolution of the extraordinary General Shareholders Meeting of OJSC MMC Norilsk Nickel dated September 30, 2005 on reorganization of the Company, MMC Norilsk Nickel remitted to the spun-off OJSC Polyus Gold under the separation sheet a portioin of assets accounting for the total of 68,316,814 thousand rubles including ZAO Polus shares accounting for 58,316,814 thousand rubles and accommodation funds amounting to 10,000,000 thousand rubles.

7.7.   Litigation Which May Significantly Affect Financial and Business Operations of the Issuer

The Issuer is not a party of any litigation.

VIII.   Additional Information on the Issuer and Issued Regular Securities

8.1.   Additional Information on the Issuer

8.1.1.   Amount and structure of the Issuer's authorized capital

According to theCharter, the Issuer's authorized capital amounts to: 190,627,747 Rubles.

The authorized capital is divided into 190,627,747 ordinary shares with par value of 1 Ruble per share.

Since October 2001 the ADR (American Depositary Receipts) of shares of OJSC MMC Norilsk Nickel have been traded on foreign over-the-counter markets:
class (type) of shares traded outside the Russian Federation: *the program of Level 1 American Depositary Receipts (ADR) of ordinary shares in OJSC MMC Norilsk Nickel sponsored by the Bank of New York;*
ratio of shares traded outside the Russian Federation to total number of shares of the same class (type): *40.00%;*
name and location of the foreign issuer whose securities certify the rights to the Issuer's shares: *The Bank of New York Depositary Receipts Division, 101 Barclay Street, 22nd Floor, New York, New York 10286, telephone: 212-815-2293; fax: 212-571-3050/1/2;*
brief description of the program (program type) of issue of the foreign issuer's securities certifying the rights to the Issuer's shares: *the program of sponsored Level 1 ADR;*
information on the authorization by the Federal Commission of the Issuer's shares trading outside the Russian Federation (if applicable):
Resolution of the Russian Federal Securities Commission No. 475-p of June 9, 2001;
Resolution of the Russian Federal Securities Commission No. 04-427/p of February 17, 2004;
name of the foreign trader(s) of the foreign issuer's securities certifying the rights to the Issuer's shares (if applicable): *the Company's ADRs are traded at OTC exchanges: IOB, London Stock Exchange – London, , Great Britain; OTC Market – New York, USA; Freiverkehr, Berlin-Bremen Stock Exchange – Berlin, Germany;* other information on the Issuer's shares trading outside the Russian Federation to be disclosed at the Issuer's discretion: *the Issuer's ADR ticker in the USA (Bloomberg) — NILSY US, in the United Kingdom — MNOD LI, in Germany — NNIA GR.*

8.1.2.   Changes in the amount of the Issuer's authorized capital

Date	Authorized capital* (Rubles)	Reason of change

February 15, 2001**	122,471,917	*Resolution to increase the authorized capital by issuing additional shares adopted by the extraordinary General Shareholders Meeting of OAO "Norilsk Mining Company" on September 21, 2000, Minutes No. 2*
September 28, 2001**	252,667,409	*Resolution to increase the authorized capital by issuing additional shares adopted by the extraordinary General Shareholders Meeting of OJSC MMC Norilsk Nickel on February 21, 2001, Minutes No. 1*
June 28, 2002	213,905,884	*Resolution to reduce the authorized capital OJSC MMC Norilsk Nickel by partial redemption of outstanding shares adopted by the extraordinary General Shareholders Meeting of OJSC MMC Norilsk Nickel on March 29, 2002, Minutes No. 1*
February 17, 2006	190,627,747	*Resolution to reduce the authorized capital OJSC MMC Norilsk Nickel by partial redemption of outstanding shares adopted by the extraordinary General Shareholders Meeting of OJSC MMC Norilsk Nickel on February 17, 2006*

*   The authorized capital of OJSC MMC Norilsk Nickel consists of registered ordinary shares with par value of 1 Ruble each.
**   Date of registration of the Issue Report.

8.1.3.   Formation and spending by the Issuer of the reserve fund and other funds

This information will be given in 1Q2007 report, after consolidation of the Accounting Report for 2006.

8.1.4.   Procedure of convening and holding of the meetings of the Issuer's supreme governing body

Name of the Issuer's supreme management body: *General Shareholders Meeting.*

Procedure of notifying shareholders (members) of the meeting of the Issuer's supreme management body:

The notice of the Meeting shall be published in the "Izvestia", the "Russian Newspaper" and the "Taimyr" at least 30 days before the date of the Meeting. In the Meeting is held by absentee vote the notice shall be published in the above papers at least 30 days before the deadline for filing absentee ballots.
The notice of the Meeting shall be given by registered mail to any person entitled to attend the General Shareholders Meeting.
The Company may additionally notify its shareholders of the Meeting by publishing the relevant information on its Internet site and by e-mail.
The Company may publish the notice of the Meeting earlier than provided for in the first paragraph hereof.
The Board of Directors may resolve on additional publication of the notice in other printed media.

The notice of the Meeting shall specify:
* *full corporate name and location of the Company;*
* *form of the Meeting (by personal presence or absentee vote);*
* *date, place and time of the Meeting (including the beginning of shareholder registration) and the Company's mailing address if completed ballots may be mailed to the Company under paragraph 3, Article 60 of the Federal Law or the deadline for filing ballots and the mailing address to which completed ballots shall be sent if the Meeting is held by absentee vote;*
* *record date;*
* *the Meeting's agenda specifying the authors of items on the agenda;*
* *procedure of inspecting information (materials) to be presented in preparation for the Meeting and the office(s) where such information is available.*

If a nominee holder of the Company shares is recorded in the shareholders register the notice of the Meeting shall be sent to the nominee's address unless the list of persons entitled to attend the Meeting contains other mailing address to which the notice shall be sent.

Persons (bodies) authorized to call (request calling of) the extraordinary meeting of the Issuer's supreme management body and procedure of filing such requests:

All Meetings except the annual Meeting shall be deemed extraordinary. The extraordinary Meeting may be called by the Board of Directors or if requested by the Audit Committee, the Company auditor and shareholder(s) holding at least 10 per cent of voting shares on the date of calling.

The extraordinary Meeting requested by the Audit Committee, the Company auditor or shareholder(s) holding at least 10 per cent of voting shares shall be convened by the Board of Directors. The Board of Directors shall within five days convene the extraordinary Meeting requested by the Audit Committee, the Company auditor or shareholder(s) holding at least 10 per cent of voting shares or reject the request. The resolution of the Board of Directors shall be notified within three days.

The request to call the extraordinary Meeting may only be rejected as specified by the Federal Law.

The extraordinary Meeting called as requested by the Audit Committee, the Company auditor or shareholder(s) holding at least 10 per cent of voting shares shall be held within 40 days of the request. If the proposed agenda of the extraordinary Meeting provides for election of the Board of Directors the Meeting shall be held within 70 days of the request.

The Board of Directors shall not modify the wording of the agenda items or the suggested form of the extraordinary Meeting called at the request of the Audit Committee, the Company auditor or shareholder(s) holding at least 10 per cent of voting shares.

If the Board of Directors fails to call the extraordinary Meeting within the period specified above or rejects the request the extraordinary Meeting may be convened by the relevant bodies and persons.

In that case the Meeting may resolve that the cost of preparation and holding the Meeting be reimbursed by the Company.

If the proposed agenda of the extraordinary Meeting provides for election of members of the Board of Directors to be elected by cumulative vote the Company shareholder(s) holding in aggregate at least 2 per cent of voting shares may nominate members of the Board of Directors whose number shall not exceed the Board's composition. Such nominations shall be notified to the Company at least 30 days before the date of the Extraordinary Meeting.

Procedure of appointing the date of the meeting of the Issuer's supreme management body: *The Company shall convene the annual Meeting not earlier than two months nor later than six months after the end of its fiscal year. The extraordinary Meeting called as requested by the Audit Committee, the Company auditor or shareholder(s) holding at least 10 per cent of voting shares shall be held within 40 days of the request. If the proposed agenda of the extraordinary Meeting provides for election of the Board of Directors the Meeting shall be held within 70 days of the request.*

Persons entitled to and the procedure of placing items on the agenda of the meeting of the Issuer's supreme management body:
Any shareholder(s) holding at least two per cent of voting shares may place items on the agenda of the annual and extraordinary Meetings and nominate members of the Board of Directors and the Audit Committee whose number shall not exceed the composition thereof. The items to be placed on the agenda and the list of nominees to the Board of Directors and the Audit Committee shall be notified to the Company within 30 days of the end of fiscal year. In addition to information specified in paragraph 4, Article 53 of the Federal Law the notice of nominations to the Board of Directors and the Audit Committee shall contain the following information:
— *full name;*
— *date of birth;*
— *education;*
— *offices occupies over the last five years;*
— *record of conviction of economic crime or crime against the state;*
— *shareholding;*
— *offices occupied in other legal entities' management (including full names of such legal entities and the date of appointment);*
— *the nominee's written acceptance of the office.*

131

If the proposed agenda of the Extraordinary Meeting provides for election of members of the Board of Directors to be elected by cumulative vote the Company shareholder(s) holding in aggregate at least 2 per cent of voting shares may nominate members of the Board of Directors whose number shall not exceed the Board's composition. Such nominations shall be notified to the Company at least 30 days before the date of the Extraordinary Meeting.

Persons entitled to inspect and the procedure of inspecting information (materials) to be presented in preparation for the Meeting.

Information (materials) to be presented to persons entitled to attend the Meeting shall include annual accounts including opinions of the Company auditor and the Audit Committee, details of nominees to the Board of Directors, the Audit Committee, the Company's executive bodies, draft amendments and modification to the Charter and new version of the Charter, draft regulations of the Company, draft resolution of the Meeting, the Company's annual statement, report of the Board of Directors explaining their position on items of the agenda. The Board of Directors may resolve that during preparation for the Shareholders Meeting members of the Board may offer special opinion.

The list of persons entitled to attend the Meeting shall be presented by the Company to any persons entered in the list and holding at least 1 per cent of votes. The details and mailing addresses of individuals entered in the list shall only be disclosed with consent of such individuals.

At the request of any person concerned the Company shall within three days issue an excerpt from the list of persons entitled to attend the Meeting containing the details of such person or a certificate specifying that the person is not on the list of persons entitled to attend the Meeting.

8.1.5.   **Details of business entities in which the Issuer holds at least 5 per cent of the authorized capital or at least 5 per cent of ordinary shares**

Full corporate name: *"Kolenergo" Open Joint Stock Power and Electrification Company*
Abbreviated corporate name: *OJSC "Kolenergo"*
Location: *184363, Murmansk Region, township of Murashi, Kirov Street 2*
Issuer's share in the business entity's authorized capital: *14.85%*
Block of the business entity's ordinary shares held by the Issuer: *10.02%*
Business entity's share in the Issuer's authorized capital: *none*
Block of the Issuer's ordinary shares held by the business entity: *none*

Full corporate name: *"Murmansk Thermal Power Plant" Open Joint Stock Company*
Abbreviated corporate name: *OJSC "Murmansk Thermal Power Plant"*
Location: *183780, Murmansk, Shmidt Street 14*
Issuer's share in the business entity's authorized capital: *14.83 %*
Block of the business entity's ordinary shares held by the Issuer: *10.01 %*
Business entity's share in the Issuer's authorized capital: *none*
Block of the Issuer's ordinary shares held by the business entity: *none*

Full corporate name: *"Kola Transmission Grids" Open Joint-Stock Company*
Abbreviated corporate name: *OJSC "Kola TG"*
Location: *184355, township of Murmashi, Murmansk Region, Kirov Street 2*
Issuer's share in the business entity's authorized capital: *14.83 %*
Block of the business entity's ordinary shares held by the Issuer: *10.01 %*
Business entity's share in the Issuer's authorized capital: *none*
Block of the Issuer's ordinary shares held by the business entity: *none*

Full corporate name: *"Kola Energy Trade Company" Open Joint Stock Company*
Abbreviated corporate name: *OJSC "Kolenergosbyt"*
Location: *184355, township of Murmashi, Murmansk Region, Novaya Street 7*
Issuer's share in the business entity's authorized capital: *14.83 %*
Block of the business entity's ordinary shares held by the Issuer: *10.01 %*
Business entity's share in the Issuer's authorized capital: *none*

Block of the Issuer's ordinary shares held by the business entity: *none*

Full corporate name: *The Third Energy Generating Company, Open Joint-Stock Company*
Abbreviated corporate name: *OJSC OGK-3*
Location: *Russia, Buriatia, Ulan-Ude Pr. 50 letia Octyabtya, 28*
Issuer's share in the business entity's authorized capital: *13.92 %*
Block of the business entity's ordinary shares held by the Issuer: *13.92 %*
Business entity's share in the Issuer's authorized capital: *none*
Block of the Issuer's ordinary shares held by the business entity: *none*

Full corporate name: *"Samara Bearing Plant" Open Joint Stock Company*
Abbreviated corporate name: *OJSC "SPZ"*
Location: *Russian Federation, 443009, Samara, Kalinin Street 1*
Issuer's share in the business entity's authorized capital: *5.55%*
Block of the business entity's ordinary shares held by the Issuer: *5.55%*
Business entity's share in the Issuer's authorized capital: *none*
Block of the Issuer's ordinary shares held by the business entity: *none*

8.1.6. Information on major transactions executed by the Issuer

In the period under review the Issuer executed no major transactions giving rise to liabilities accounting for 10 per cent or more of balance sheet value of the Issuer's assets.

8.1.7. Information of credit ratings of the Issuer

Standard & Poor's Rating Agency

Object of credit rating (issuer, issuer securities):
Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"

Credit rating as of the end of the quarter under review:

Standard & Poor's

International rating / forecast	National rating / forecast
BBB- / stable	*RuAA+ / stable*

Credit rating history over the last 5 full fiscal years before the end of the quarter under review including ratings and dates of assignment (alteration):

Date of assignment	Credit rating value
August 9, 2004	*BB / stable* (international rating / forecast)
	RuAA / stable (national rating / forecast)
August 10, 2005	*BB+ / stable* (international rating / forecast)
	RuAA+ / stable (national rating / forecast)
August 8, 2006	*BBB-/ stable* (international rating / forecast)
	RuAA+ / stable (national rating / forecast)

Full corporate name (name — for non-profit organization) of the rating agency: *Standard & Poor's International Services*
Abbreviated corporate name: *Standard & Poor's;*
Location: *55 Water Street, New York, USA.*

Description of the rating system or Internet site where information on the rating system is available (published): *the rating agency evaluates the ability and readiness of the issuer to promptly meet its obligations based on the analysis of the Company information. A more detailed description of the rating system may be found at: http://www.standardandpoors.ru/*

Moody's Rating Agency

Object of credit rating (issuer, issuer securities):
Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"

Credit rating as of the end of the quarter under review:

Moody's

Corporate Family Rating / Forecast*	Long Term Issuer Rating / Forecast*	National Rating / Forecast
Ba1 / stable	*Ba2 / stable*	*Aaa.ru / stable*

* - In August 2005 the rating names were changed, former names "Senior Implied Rating / Forecast" and "Senior Unsecured Issuer Rating / Forecast" respectively.

Credit rating history over the last 5 full fiscal years before the end of the quarter under review including ratings and dates of assignment (alteration):

Date of assignment	Credit rating value
August 9, 2004	*Ba1 / stable* (Senior Implied Rating / Forecast)
	Ba2 / stable (Senior Unsecured Issuer Rating / Forecast)
October 24, 2005	*Aa1.ru / stable* (National Rating / Forecast)
October 9, 2006	*Baa2/Stable (Corporate Family Rating/Forecast)*
	Baa2/Stable (Long-term Issuer Rating/Forecast)
	Aaa.ru/Stable (National Scale Rating/Forecast)

Full corporate name (name — for non-profit organization) of the rating agency: *Moody's Investors Service Ltd;*
Abbreviated corporate name: *Moody's;*
Location: *2 Minster Court Mincing Lane London EC3R 7XB.*

Description of the rating system or Internet site where information on the rating system is available (published):
the rating agency evaluates the ability and readiness of the issuer to promptly meet its obligations based on the analysis of the Company information. A more detailed description of the rating system may be found at: http://www.moodys.com/cust/default.asp

Fitch Ratings Ltd. Rating Agency

Object of credit rating (issuer, issuer securities):
Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"

Credit rating as of the end of the quarter under review:

Senior Unsecured Rating / Forecast	Short Term Rating	National Rating / Forecast
BBB- / stable	*F3*	*N/A*

Credit rating history over the last 5 full fiscal years before the end of the quarter under review including ratings and dates of assignment (alteration):

Date of assignment	Credit rating value
December 21, 2005 (confirmed on November 2, 2006)	*BBB- / stable* (Senior Unsecured Rating / Forecast)
	F3 (Short Issuer Rating)

Full corporate name (name — for non-profit organization) of the rating agency: *Fitch Ratings Ltd.*
Abbreviated corporate name: *Fitch*
Location: *Eldon House, 2 Eldon Street London, EC2M 7UA Great Britain.*

Description of the rating system or Internet site where information on the rating system is available (published):
the rating agency evaluates the ability and readiness of the issuer to promptly meet its obligations based on

Other information on credit rating pointed out by issuer at its own discretion.
None

No credit rating has been assigned to the Issuer's securities.

8.2. Details of Each Class of the Issuer's Shares

Class (ordinary, preference), type for preference shares: *ordinary shares*

Par value per share: *1 Ruble*

Number of outstanding (non-redeemed or non-canceled) shares: *190,627,747*

Number of additionally issued shares (for which the issued report has not been subject to state registration):
none

Number of authorized shares: *none*

Number of shares held by the Issuer: *7,498,950*

Number of additional shares which may be issued through the conversion of outstanding securities or meeting option commitments: *none*

Number and date of state registration:
1-01-40155-F of December 12, 2006

Rights of shareholders :

shareholder's right to declared dividends: shareholders have the right to dividends

ordinary share holder's right to attend and vote at the general shareholders meeting: *shareholders may attend the Meeting and vote on all items within authority thereof (unless otherwise provided for by the Federal Law and other applicable regulations of the Russian Federation one share shall give one vote);*

shareholder's right to the Issuer's assets in case of liquidation : *shareholders have the right to get a part of the Company's property in case of its liquidation*

other information on shares to be disclosed at the Issuer's discretion:
- *shareholders are free to dispose of their shares;*
- *shareholders have preemptive right for the purchase of publicly offered shares and other securities that may be converted into shareson the pra rata basis;*
- shareholders have the right to obtain information on the Company's performance as provided for in the Federal Law On Joint-Stock Companies, other applicable laws, and corporate statutory documents;
- shareholders may exercise other rights as provided for in the Federal Law On Joint-Stock Companies, other applicable laws, corporate statutory documents and resolutions of general shareholders' meetings.

The Charter doesn't provide for the issuance of preferred shares.

8.3. Information on Previous Issues of Regular Securities Except Shares

8.3.1. Totally redeemed (retired) securities issues

No such issues exist.

8.3.2. Outstanding securities issues

No such issues exist.

8.3.3.   Issues under which the Issuer is in default

No such issues exist.

8.4.   Details of person(s) securing issued debentures

No such persons exist.

8.5.   Secured Liabilities under Debenture Issues

No debentures were issued.

8.6.   Details of Registrars of Rights to the Issuer Regular Securities

Registrar:

full and abbreviated name:
"NATIONAL REGISTRY COMPANY" Closed Joint Stock Company, ZAO NRC;

Location: *Russian Federation, 121357, Moscow, Veresayev Street 6*

License data:
License number: *10-000-1-00252*
Date of issue: *September 6, 2002*
Term of validity: *not limited*
Issued by: Russian FCSM

Other registrar details:
Mailing address: *121357, Moscow, Veresayev Street 6*
Tel.: *(495) 440 63 45;* fax: *(495) 440 63 55*
E-mail: *info@nrcreg.ru*

8.7.   Information on Applicable Capital Export and Import Regulations Which May Affect Dividends, Interest or Other Distributions Due to Non-Residents

Tax on return in investments in business entities (in this case dividends) is assessed according to the Tax Code of the Russian Federation (Part One No. 146-Ф3 of July 31, 1998 and Part Two No. 117-Ф3 of August 5, 2000).

Foreign exchange transactions involving capital movement are taxed according to Federal Law "On Exchange Control and Regulation" No. 173-Ф3 of December 10, 2003 (as amended on December 30, 2006) and the Regulations of the Central Bank of the Russian Federation for authorization of particular transactions involving capital movement:

Regulation of the Central Bank of Russia No. 258-П of June 1, 2004;
Regulation of the Central Bank of Russia No. 259-П of June 7, 2004;
Instruction of the Central Bank of Russia No. 1450-У of June 15, 2004;
Instruction of the Central Bank of Russia No. 1441-У of June 10, 2003;
Order of the State Customs Committee of the Russian Federation "On Export Duty Rates" No. 865 of August 6, 2003.

8.8.   Tax Assessment of the Issuer's Regular Securities Issue Proceeds

Tax on regular securities issue proceeds is assessed as specified by applicable tax regulations of the Russian Federation (Tax Code of the Russian Federation, Chapter 23 "Personal Income Tax" and Chapter 25 "Corporation Income Tax").

1.   Tax on securities transactions

1.1.   Tax on personal income from transactions in the Issuer's securities

The procedure of tax assessment of personal income from securities transactions is specified in Chapter 23 of Russian Tax Code (Chapters 214-1, 220, 224).

Income (loss) from securities transactions shall be determined for all transactions in securities of a particular class executed during the tax period under review less losses.

Income (loss) from securities transactions shall be determined as the difference between total proceeds from securities sale and documented cost of securities acquisition, sale and holding actually incurred by taxpayers or material deductions intended to reduce proceeds of securities transactions.

If the taxpayer cannot produce a documentary evidence of its expenses it may take the advantage of material deduction as provided for the Tax Code of the Russian Federation.

The taxpayer shall be entitled to material deduction of the full amount of proceeds received from transaction in securities held for a period of three or more years; in case the taxpayer held securities for less than 3 years such material deduction shall not exceed 125 thousand Rubles.

The taxpayer may take the advantage of material tax deduction or deduction of documented incurred expenses if the tax is calculated and withheld by the income source (broker, trustee, management company holding in trust the assets constituting a unit investment fund or other party executing transactions for the benefit of the taxpayer under a contract of agency or other similar contract) or upon expiry of the tax period at the time of filing tax return with tax authorities.

If income is paid by several sources material deduction may only be made by one source at the taxpayer's option.

Individuals who are not tax residents of the Russian Federation shall not be entitled to material deductions.

The tax on income of individual tax residents of the Russian Federation shall be assessed at the rate of 13 per cent.

The tax on income of individual tax non-residents of the Russian Federation shall be assessed at the rate of 30 per cent.

The tax base for securities transactions shall be defined as proceeds from securities transactions over the tax period under review.

The tax agent shall assess and pay tax upon expiry of the tax period or at the time of cash disbursement to the taxpayer before expiry of the tax period.

If the assessed tax cannot be withheld from the taxpayer by the income source the tax agent (broker, trustee or other party executing transactions for the benefit of the taxpayer under a contract of agency or other similar contract) shall within one month notify in writing local tax authorities of the impossibility of withholding and the sum due from the taxpayer.

In that case if an individual executed securities transactions unassisted by parties deemed to be tax agents (broker, trustee or other party executing transactions for the benefit of the taxpayer under a contract of agency or other similar contract) such individual shall assess and pay tax and file tax return.

1.2.   Tax on legal entities' income from transactions in the Issuer's securities

The procedure of determining the tax base for securities transactions is specified in Chapter 25 of the Russian Tax Code (Article 280, Articles 309, 310, 329). The Tax Code specifies a special accounting procedure of profit and loss relating to securities transactions.

The taxpayer's proceeds from sale or other disposal of securities (including redemption thereof) shall be calculated based on the selling of disposal price and accrued interest income (coupon yield) paid by the

137

purchaser to the taxpayer and accrued interest income (coupon yield) paid by the issuer (promisor) to the taxpayer. The assessment of tax on the taxpayer's proceeds from securities sale or other disposal shall not include interest income (coupon yield) earlier included in tax assessment.

The cost of securities sale (or other disposal) including units in unit investment funds shall be determined based of the acquisition price (including acquisition costs), cost of sale, any discounts from the estimates unit value, accrued interest income (coupon yield) paid by the taxpayer to the seller of securities. Such costs shall not include interest income (coupon yield) earlier included in tax assessment.

The market price of securities traded on organized securities market shall mean the actual price of securities sale or other disposal if such price falls within the interval between the maximum and minimum prices (price interval) of transactions in such securities recorded by the market maker on securities market on the date of the relevant transaction. If on that date the same securities were traded on securities market by two or more market makers the taxpayer may select the market maker whose price interval shall be used for tax purposes.

If the taxpayer sold securities traded on organized securities market and the transaction price is within the price interval recorded by the market maker such price shall be deemed market price for tax purposes.

If securities traded on organized securities market are sold at a price lower that the recorded minimum price the minimum price of transactions on organized securities market shall be assumed.

Profit (loss) from transactions in securities traded and not traded on organized securities market shall be accounted separately for tax purposes.

Russian business entities and foreign business entities acting through permanent establishments within the Russian Federation shall pay tax at the rate of 24 per cent as provided for by applicable law of the Russian Federation.

Foreign entities not engaged in business in the Russian Federation shall pay tax at the income source; in particular such tax shall be paid on stock sales proceeds by Russian entities holding assets in the Russian Federation more than 50 per cent of which consist of immovable property and other similar proceeds. Proceeds from sale of securities or relating derivatives on foreign stock exchanges shall not be deemed income received from sources within the Russian Federation.

Tax base of foreign entities trading in shares of Russian business entities holding assets in the Russian Federation more than 50 per cent of which consist of immovable property may be reduced by the sum of documented expenses as provided for by applicable law of the Russian Federation. In that case the difference between the foreign entity's sales proceeds and expenses shall be taxed at the rate of 24 per cent.

In other instances tax on such income of foreign business entities shall be assessed at the rate of 20 per cent.

1.3.   If international treaties of the Russian Federation containing provisions relating to taxation specify other tax regulations than provided for by applicable Russian law provisions of such international treaties shall apply.

2.   Tax on dividends

2.1.   Tax on dividends received by individuals

Tax on income received by individuals in the form of dividends on the Company shares is assessed according to Part Two of the Tax Code of the Russian Federation (Chapter 23).

Dividends received by individual tax residents of the Russian Federation shall be taxed at the rate of 9 per cent.

Dividends received by individual tax non-residents of the Russian Federation shall be taxed at the rate of 30 per cent.

Business entities from which the taxpayer receives income (tax agents) shall assess, deduct and pay tax.

138

If the assessed tax cannot be withheld from the taxpayer the tax agent shall within one month notify in writing local tax authorities of the impossibility of withholding and the sum due from the taxpayer.

Tax agents shall pay assessed and withheld tax by the date of actual money receipt from the bank and the date of income transfer from tax agents' bank accounts to the taxpayer's account or third party bank accounts on the taxpayer's instruction.

Tax agent shall otherwise pay assessed and withheld tax on the day following the date of actual income receipt by the taxpayer.

2.2.   Tax on dividends received by legal entities

Tax on income received by legal entities in the form of dividends on the Company shares is assessed according to Part Two of the Tax Code of the Russian Federation (Chapter 25).

Dividends received by legal entity tax residents of the Russian Federation shall be taxed at the rate of 9 per cent.

Dividends received by legal entity tax non-residents of the Russian Federation shall be taxed at the rate of 15 per cent.

The source of income (tax agent) shall deduct and pay tax within 10 days of income payment.

If dividends are paid to a foreign legal entity and/or individual who is no tax resident of the Russian Federation the taxpayer's tax base for each payment of dividends shall be equal to received dividends and subject to taxation.

2.3.   Total tax shall be calculated by multiplying the applicable tax rate and the difference between dividends to be distributed among shareholders during the tax period under review reduced by dividends payable by the tax agent to foreign legal entity and individual tax non-residents during the tax period under review and dividends received by the tax agent during the tax period under review and the previous tax period unless such dividends were included in dividend tax assessment.

Tax agents shall assess tax to be withheld from the taxpayer's income based on total tax and the share of each taxpayer in total dividends.

2.4.   If international treaties of the Russian Federation containing provisions relating to taxation specify other tax regulations than provided for by applicable Russian law provisions of such international treaties shall apply.

8.9.   Dividend Declared on the Issuer Shares and Return of the Issuer Debentures

Class of shares: *ordinary shares*

Declared dividend per share: *23 Rubles*
Total dividend per class of shares: *5,006,350,407 Rubles*

The Issuer's management body authorized to approve payment of (declare) dividends: *General Shareholders Meeting*

Date of the meeting of the Issuer's management body which approved payment (declaration) of dividends, number and date of the minutes of the meeting which approved payment (declaration) of dividends: *Minutes of the Annual General Shareholders Meeting of June 30, 2002*

Period of payment of dividends declared on the Issuer shares: *by October 15, 2002*

Form and other terms of payment of dividends declared on the Issuer shares: *cash payment*

Accounting period (year, quarter) for which declared dividends were paid: *the year of 2001*

139

Total dividends paid on one class (type) of the Issuer shares for each accounting period for which it was resolved to pay (declare) dividends: *4,987,574,950.66 rubles*

If dividends declared on the Issuer shares were not paid or were partially paid specify the reasons: *dividends were partially paid due to incomplete information disclosure by nominee holders, communication of invalid bank account details by registered shareholders*

Other information on declared and/or paid dividends on the Issuer shares disclosed at the Issuer's discretion: *N/A*

Class of shares: *ordinary shares*

Declared dividend per share: *21.7 rubles*
Total dividend per class of shares: *4,641,757,682.8 rubles*

The Issuer's management body authorized to approve payment of (declare) dividends: *General Shareholders Meeting*

Date of the meeting of the Issuer's management body which approved payment (declaration) of dividends, number and date of the minutes of the meeting which approved payment (declaration) of dividends: *Minutes of the Annual General Shareholders Meeting of June 30, 2003*

Period of payment of dividends declared on the Issuer shares: dividends paid by: *August 29, 2003*

Form and other terms of payment of dividends declared on the Issuer shares: *cash payment*

Accounting period (year, quarter) for which declared dividends were paid: *the year of 2002*

Total dividends paid on one class (type) of the Issuer shares for each accounting period for which it was resolved to pay (declare) dividends: *4,640,748,775.10 rubles*

If dividends declared on the Issuer shares were not paid or were partially paid specify the reasons: *dividends were partially paid due to incomplete information disclosure by nominee holders, communication of invalid bank account details by registered shareholders*

Other information on declared and/or paid dividends on the Issuer shares disclosed at the Issuer's discretion: *N/A*

Class of shares: *ordinary shares*

Declared dividend per share: *42.1 rubles*
Total dividend per class of shares: *9,005,437,716.4 rubles*

The Issuer's management body authorized to approve payment of (declare) dividends: *Extraordinary General Shareholders Meeting*

Date of the meeting of the Issuer's management body which approved payment (declaration) of dividends, number and date of the minutes of the meeting which approved payment (declaration) of dividends: *Minutes of the Extraordinary General Shareholders Meeting of December 29, 2003*

Period of payment of dividends declared on the Issuer shares: dividends paid by: *February 28, 2004*

Form and other terms of payment of dividends declared on the Issuer shares: *cash payment*

Accounting period (year, quarter) for which declared dividends were paid: *nine months of the year 2003*

Total dividends paid on one class (type) of the Issuer shares for each accounting period for which it was resolved to pay (declare) dividends: *9,004,407,648.32 rubles*

If dividends declared on the Issuer shares were not paid or were partially paid specify the reasons: *dividends were partially paid due to incomplete information disclosure by nominee holders, communication of invalid bank account details by registered shareholders*

Other information on declared and/or paid dividends on the Issuer shares disclosed at the Issuer's discretion: *the annual general shareholders meeting of OJSC MMC Norilsk Nickel of June 24, 2004 resolved as follows: "To declare the 2003 annual dividend on shares in OJSC MMC Norilsk Nickel of 42.1 rubles per ordinary share taking into account interim dividends of 42.1 rubles per share paid for 9 months of the year of 2003".*

Class of shares: *ordinary shares*

Declared dividend per share: *41.4 rubles*
Total dividend per class of shares: *8,855,703,597.6 rubles*

The Issuer's management body authorized to approve payment of (declare) dividends: *Extraordinary General Shareholders Meeting*

Date of the meeting of the Issuer's management body which approved payment (declaration) of dividends, number and date of the minutes of the meeting which approved payment (declaration) of dividends: *Minutes of the Extraordinary General Shareholders Meeting of November 26, 2004*

Period of payment of dividends declared on the Issuer shares: dividends paid by: *December 31, 2004*

Form and other terms of payment of dividends declared on the Issuer shares: *cash payment*

Accounting period (year, quarter) for which declared dividends were paid: *dividends for 9 months of the year of 2004*

Total dividends paid on one class (type) of the Issuer shares for each accounting period for which it was resolved to pay (declare) dividends: *8,848,629,458.74 rubles*

If dividends declared on the Issuer shares were not paid or were partially paid specify the reasons: *dividends were partially paid due to incomplete information disclosure by nominee holders, communication of invalid bank account details by registered shareholders*

Other information on declared and/or paid dividends on the Issuer shares disclosed at the Issuer's discretion: *N/A*

Class of shares: *ordinary shares*

Declared dividend per share: *28 rubles*
Total dividend per class of shares: *5,639,961,040 rubles**

* no dividends are declared on 12,478,704 shares held by the Company

The Issuer's management body authorized to approve payment of (declare) dividends: *General Shareholders Meeting*

Date of the meeting of the Issuer's management body which approved payment (declaration) of dividends, number and date of the minutes of the meeting which approved payment (declaration) of dividends: *Annual General Shareholders Meeting of June 30, 2005; Minutes of June 30, 2005*

Period of payment of dividends declared on the Issuer shares: dividends paid by: *August 29, 2005*

Form and other terms of payment of dividends declared on the Issuer shares: *cash payment*

Accounting period (year, quarter) for which declared dividends were paid: *dividends of 28 Rubles per share paid for the year of 2004 taking in account dividends of 41.4 rubles per share paid for 9 months of the year 2004, total 2004 dividend per share being 69.4 rubles;*

Total dividends paid on one class (type) of the Issuer shares for each accounting period for which it was resolved to pay (declare) dividends: *5,638,719,387.00 rubles;*

If dividends declared on the Issuer shares were not paid or were partially paid specify the reasons: *dividends were partially paid due to incomplete information disclosure by nominee holders, communication of invalid bank account details by registered shareholders;*

Other information on declared and/or paid dividends on the Issuer shares disclosed at the Issuer's discretion: *N/A*

Class of shares: *ordinary shares*

Declared dividend per share: *43 rubles.*
Total dividend per class of shares: 8,661,368,740 rubles*

* no dividends are declared on 12,478,704 shares held by the Company

The Issuer's management body authorized to approve payment of (declare) dividends: *Extraordinary General Shareholders Meeting*

Date of the meeting of the Issuer's management body which approved payment (declaration) of dividends, number and date of the minutes of the meeting which approved payment (declaration) of dividends: *Extraordinary General Shareholders Meeting of December 30, 2005; Minutes of January 12, 2006.*

Period of payment of dividends declared on the Issuer shares: dividends paid by: *February 28, 2006*

Form and other terms of payment of dividends declared on the Issuer shares: *cash payment*

Accounting period (year, quarter) for which declared dividends were paid: *dividends of 43 Rubles per share paid for 9 months of the year 2005;*

Total dividends paid on one class (type) of the Issuer shares for each accounting period for which it was resolved to pay (declare) dividends: *8,659,156,995.00 rubles.*

If dividends declared on the Issuer shares were not paid or were partially paid specify the reasons: *the dividends were paid not in full measure, reasons – incomplete disclosure of information by nominee shareholders; unavailability of the documents proving authority of persons' representatives drawing the dividends; incorrectly indicated banking details for transfer of the dividends to persons recorded in the shareholder register;*

Other information on declared and/or paid dividends on the Issuer shares disclosed at the Issuer's discretion: *N/A*

Class of shares: *ordinary shares*
Declared dividend per share: *53.49 rubles*
Total dividend per class of shares: *10,196,678,187.03 rubles.*

The Issuer's management body authorized to approve payment of (declare) dividends: *Annual General Shareholders Meeting*

Date of the meeting of the Issuer's management body which approved payment (declaration) of dividends, number and date of the minutes of the meeting which approved payment (declaration) of dividends: *Annual General Shareholders Meeting dated June 29, 2006; Minutes dated June 29, 2006;*

Period of payment of dividends declared on the Issuer shares: dividends paid by: *August 28, 2006.*

Form and other terms of payment of dividends declared on the Issuer shares: *cash payment*

Accounting period (year, quarter) for which declared dividends were paid: *dividends of 53.49 rubles per share paid for 2005, including the previously paid dividends for 9 months of 2005 at the rate of 43.0 rubles per share. Total dividend payments for 2005 amounted to 96.49 rubles per share;*

Total dividends paid on one class (type) of the Issuer shares for each accounting period for which it was resolved to pay (declare) dividends: **10,179,813,949.90 rubles.**

If dividends declared on the Issuer shares were not paid or were partially paid specify the reasons: *the dividends were paid not in the full volume due to uncomplete information disclosure by nominal holders; lack of*



142

supporting documents confirming proxies' rights; mistakes in specifying banking details for payments transfer to the shareholders of record.

Other information on declared and/or paid dividends on the Issuer shares disclosed at the Issuer's discretion: *none.*

Category of shares: ordinary shares
Dividend per one ordinary share: 56 Roubles
Total amount of dividend payments: 10,675,153,832 Roubles
The Issuer's governing body which has decided on the dividend payment: extraordinary general meeting of shareholders
Date of the EGM: November 24, 2006, date of the protocol: November 27, 2006
Period of dividend payment: dividends were paid out by December 29, 2006
Type of dividend payout: cash
Period for which these dividends were paid: nine monthsof 2006
Total amount of dividend payout: 10,635,814,353 Roubles

If dividends declared on the Issuer shares were not paid or were partially paid specify the reasons: *the dividends were paidnot in the full volume due to uncomplete information disclosure by nominal holders; lack of supporting documents confirming proxies' rights; mistakes in specifying banking details for payments transfer to the shareholders of record.*

Other information on declared and/or paid dividends on the Issuer shares disclosed at the Issuer's discretion: *none.*

In 2000 dividends on shares in OJSC MMC Norilsk Nickel were not paid under the Resolution of the Annual General Shareholders Meeting of April 24, 2001.

8.10. **Other Information**

N/A.